TECHNICAL REPORT ON THE

HOMESTAKE RIDGE PROJECT

AN UPDATED MINERAL RESOURCE,

KITSAULT, BRITISH COLUMBIA

prepared for:
Auryn Resources Inc.

600 - 1199 West Hastings St.

 Vancouver, B.C. V6E 3T5

Authors:

Robert W.J. Macdonald, P.Geo.

and

David W. Rennie, P.Eng.

Readdressed November 15, 2016

 Effective Date June 7, 2013

TABLE OF CONTENTS

1	SUMMARY				1-1
	1.1	Executive Summary			1-1
		1.1.1	Interpretation and Conclusions		1-3
		1.1.2	Recommendations		1-5
			1.1.2.1	Recommended Exploration Work	1-5
	1.2	Technical Summary			1-6
		1.2.1	Property Description and Location		1-6
		1.2.2	Land Tenure		1-6
		1.2.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography		1-8
		1.2.4	History		1-8
		1.2.5	Geology		1-11
		1.2.6	Deposit Model		1-12
		1.2.7	Mineralization		1-12
			1.2.7.1	Homestake Zone	1-13
			1.2.7.2	Main Homestake Deposit	1-13
			1.2.7.3	Homestake Silver Deposit	1-13
			1.2.7.4	South Reef	1-13
			1.2.7.5	Vanguard Cu and Au Zones	1-14
			1.2.7.6	Sericite Zone (Goldreef and Fox Reef)	1-14
			1.2.7.7	Dilly and Dilly West Zones	1-14
			1.2.7.8	North Homestake Zone (North Dome)	1-14
		1.2.8	Exploration		1-14
		1.2.9	Mineral Processing and Metallurgical Testing		1-16
			1.2.9.1	Main Homestake	1-16
			1.2.9.2	Homestake Silver	1-17
		1.2.10	Mineral Resources		1-18

i

	1.3	Authors			1-19
2	INTRODUCTION				2-1
	2.1	SOURCES OF INFORMATION			2-2
		List of abbreviations			2-3
3	RELIANCE ON OTHER EXPERTS				3-1
4	PROPERTY DESCRIPTION AND LOCATION				4-1
	4.1	Location, property dimensions			4-1
	4.2	Land Tenure			4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY				5-1
	5.1	Accessibility			5-1
	5.2	Climate			5-1
	5.3	Local Resources			5-2
	5.4	Infrastructure			5-4
	5.5	Physiography			5-4
6	HISTORY				6-1
7	GEOLOGICAL SETTING AND MINERALIZATION				7-1
	7.1	Regional Geology			7-1
	7.2	Local Geology			7-4
	7.3	Property Geology			7-7
	7.4	Mineralization			7-12
		7.4.1	Homestake Zone		7-12
			7 .4.1.1	Main Homestake Deposit	7-12
			7.4.1.2	Homestake Silver	7-13
		7.4.2	South Reef		7-13
		7.4.3	Vanguard Cu and Au Zones		7-14
		7.4.4	Sericite Zone (Gold Reef, Fox Reef)		7-14
		7.4.5	Dilly and Dilly West Zones		7-14
		7.4.6	North Homestake Zone (North Dome)		7-15

8	DEPOSIT TYPES			8-1
9	EXPLORATION			9-1
	9.1	Historic Exploration		9-1
	9.2	Homestake Resource Corporation Exploration		9-3
		9.2.1	2003 Exploration	9-3
		9.2.2	2004 Exploration	9-3
		9.2.3	2005 Exploration	9-3
		9.2.4	2006 Exploration	9-4
		9.2.5	2007 Exploration	9-4
		9.2.6	2008 Exploration	9-4
		9.2.7	2009 Exploration	9-5
		9.2.8	2010 Exploration	9-5
		9.2.9	2011 Exploration	9-5
		9.2.10	2012 Exploration	9-6
10	DRILLING			10-1
	10.1	Homestake Resource Drilling		10-3
		10.1.1	2003 Drilling	10-3
		10.1.2	2005 Drilling	10-3
		10.1.3	2006 Drilling	10-3
		10.1.4	2007 Drilling	10-4
		10.1.5	2008 Drilling	10-4
		10.1.6	2009 Drilling	10-4
		10.1.7	2010 Drilling	10-5
		10.1.8	2011 Drilling	10-5
		10.1.9	2012 Drilling	10-6
11	SAMPLE PREPARATION, ANALYSES AND SECURITY			11-1
	11.1	Historic Sampling		11-1
	11.2	Homestake Resource Corporation Sampling		11-1

	11.3	Assaying of Drillcore			11-3
		11.3.1	2003 to 2006 Procedure		11-3
		11.3.2	2007-2008 Procedure		11-3
		11.3.3	2009-12 Procedure		11-4
12	DATA VERIFICATION				12-1
	12.1	QA/QC PROTOCOLS			12-3
		12.1.1	QA/QC Protocols 2003 - 2006		12-3
		12.1.2	QA/QC Protocols 2007-2008		12-3
		12.1.3	QA/QC Protocols 2009 –2010		12-4
		12.1.4	QA/QC Protocols 2011-2012		12-4
	12.2	QA/QC RESULTS			12-5
		12.2.1	QA/QC Results 2003 to 2009 (From Rennie, 2011)		12-5
			12.2.1.1	Blanks	12-5
			12.2.1.2	Standards	12-6
			12.2.1.3	Core Duplicates	12-7
			12.2.1.4	Check Assays (Pulp Duplicates)	12-7
			12.2.1.5	Metallic Screen Assays	12-7
		12.2.2	QA/QC Results 2010 (From Rennie, 2011)		12-8
			12.2.2.1	Blanks	12-8
			12.2.2.2	Standards	12-8
			12.2.2.3	Core Duplicates	12-9
			12.2.2.4	Pulp Duplicates	12-9
		12.2.3	QA/QC Results 2011-12		12-9
			12.2.3.1	Blanks	12-9
			12.2.3.2	Standards	12-10
			12.2.3.3	Core Duplicates	12-15
			12.2.3.4	Pulp Duplicates	12-15
	12.3	Data Verification			12-16

13	MINERAL PROCESSING AND METALLURGICAL TESTING				13-1
	13.1	Metallurgical Testing			13-1
		13.1.1	Main Homestake Deposit		13-1
			13.1.1.1	Samples	13-1
			13.1.1.2	Results	13-3
			13.1.1.3	Mineralogy	13-4
			13.1.1.4	Gravity Concentration	13-5
			13.1.1.5	Flotation	13-5
			13.1.1.6	Cyanidation	13-7
			13.1.1.7	Tailings Environmental Testing	13-8
	13.1.2	Homestake Silver Deposit			13-9
14	MINERAL RESOURCE ESTIMATE				14-1
	14.1	Summary			14-1
	14.2	Database			14-4
	14.3	Wireframe Models			14-4
	14.4	Sample Statistics			14-6
	14.5	Cutting of High Assays			14-8
	14.6	Compositing			14-13
	14.7	Geostatistics			14-15
	14.8	Search Parameters			14-17
	14.9	Bulk Density			14-19
	14.10	Block Models			14-21
	14.11	Validation			14-23
	14.12	Classification			14-27
	14.13	Cut-off Grade			14-28
	14.14	Comparison To Previous Estimates			14-30
	14.15	Other Considerations			14-33
15	MINERAL RESERVE ESTIMATE				15-1

v

16	ADJACENT PROPERTIES		16-1
	16.1	Dolly Varden Resources	16-1
	16.2	Kinskuch Property	16-2
	16.3	Avanti Mining Inc.	16-3
17	OTHER RELEVANT DATA AND INFORMATION		17-1
18	INTERPRETATION AND CONCLUSIONS		18-1
19	RECOMMENDATIONS		19-1
	19.1	Recommended Exploration Work	19-1
20	REFERENCES		20-1
21	DATE AND SIGNATURE PAGE		21-1
22	CERTIFICATE OF QUALIFIED PERSON		22-1
	Robert W. J. Macdonald		22-1
	David W. Rennie		22-3
23	APPENDIX 1		I
	Mineral Titles		I
APPENDIX 2			III
	Mineral Resource Tables		III
APPENDIX 3			VIII
	Wireframes and Rock Codes		VIII
APPENDIX 4			XII
	Sample Statistics, Histograms and Probability Plots		XII
APPENDIX 5			XVI
	Composite Statistics, Histograms and Probability Plots		XVI
APPENDIX 6			XIX
	Cross Sections		XIX
APPENDIX 7			XXV
	Level Plans		XXV

LIST OF TABLES

Table 1-1	Mineral Resources to December 31, 2012	1-2
TABLE 1-2	Proposed eXPLORATION BUDGET	1-6
Table 6-1	mineral resources – march 31, 2010	6-4
Table 6-2	mineral resources – december 31, 2010	6-5
Table 7-1	local analogous deposits	7-5
Table 9-1	Historic Exploration	9-2
Table 12-1	Reference Standards	12-2
Table12-2	Standards - 2011/12 Drilling at Homestake Ridge Property	12-11
Table 13-1	Composite Sample Analysis	13-2
Table 13-2	Composite HR Locked Cycle Test Results	13-6
Table 13-3	Composite SZ Locked Cycle Test Results	13-7
Table 13-4	hs composite assay head grade	13-9
Table 13-5	75µm lct metallurgical projection	13-10
Table 13-6	Recovery of Gold and Silver, Gravity + Leach vs. Gravity + Flotation	13-11
Table 14-1	Mineral Resources to December 31, 2012	14-3
Table 14-2	Sample Statistics	14-7
Table 14-3	Top Cuts	14-12
Table 14-4	Effect of Top Cuts	14-13
Table 14-5	Composite Statistics	14-15
Table 14-6	Variography	14-17
Table 14-7	Bulk Density	14-20
Table 14-8	Block Model Geometries	14-21
Table 14-9	Cross-Validation Results	14-25
Table 14-10	Comparison of Mean Composite and Block Grades	14-26
Table 14-11	Comparison of 2010 and 2012 Mineral Resource Estimates	14-30
Table 18-1	Mineral Resources to December 31, 2012	18-1
TABLE 19-1	PROPOSED EXPLORATION BUDGET	19-2
Table A1-1	Mineral tenure	II

LIST OF FIGURES

Figure 4-1	Property location map (modified from rennie, 2011)	4-3
Figure 4-2	Claim Map (Crown grants are in blue)	4-4
Figure 5-1	Regional Infrastructure	5-3
Figure 7-1	Terranes of the cordillera (from folk, 2009)	7-3
Figure 7-2	Local geology	7-6
Figure 7-3	Property Geology	7-11
Figure 10-1	DRILLHOLE Locations	10-7
Figure 12-1	Au Values - standard cdn-gs-13a for 2011/12 drilling	12-12
Figure 12-2	Au moving average - standard cdn-gs-13a for 2011/12 drilling	12-13
Figure 12-3	%RSD - standard cdn-gs-13a for 2011/12 drilling	12-13
Figure 12-4	Ag Values - standard cdn-me-5 for 2011/12 drilling	12-14
Figure 12-5	Scatter plots - core duplicate pairs for au ag and cu	12-15
Figure 12-6	Scatter plots - original assays with the check pulp assays for au and ag	12-16
Figure 14-1	MZ Wireframes (View looking Southwest)	14-5
Figure 14-2	HS Wireframes (View Looking North)	14-5
Figure 14-3	SR Wireframes (View Looking North)	14-6
Figure 14-4	Example Cutting Curve	14-10
Figure 14-5	Example Decile Plot	14-11
Figure 16-1	Adjacent Properties	16-4

1	Summary

1.1	Executive Summary

On September 7, 2016, Auryn Resources Inc. (Auryn) completed a plan of arrangement to acquire 100% of the issues and outstanding common shares of Homestake Resource Corporation (Homestake). Homestake Resource Corporation is the owner of the mineral tenures comprising the Homestake Ridge project. Homestake is now a wholly-owned subsidiary of Auryn and this technical report has been readdressed to reflect this.

In 2012 Homestake Resource Corporation, formerly Bravo Venture Group Inc. and Bravo Gold Corp., prepared an update of the Mineral Resource estimate on the Homestake Ridge Project, near Stewart, BC. The estimate work was carried out under contract by Roscoe Postle Associates Inc. (RPA). Robert Macdonald, MSc, P.Geo., QP for the Homestake Ridge project, was the primary author of this report. Mr. Macdonald visited the property from August 22 to August 25, 2012, and again from September 23 to September 27, 2012.

The project is located within the Iskut-Stewart-Kitsault Belt approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC, with road access within four kilometres. The Homestake Ridge property comprises 28 mineral claims and seven crown grants for a total area of 3,617 ha in the Skeena Mining Division with specific claims subject to a 2% net smelter return (NSR). The property is underlain by Hazelton Group rocks, a complex sequence of lower to middle Jurassic sedimentary, volcanic and intrusive rocks. The Main Homestake, Homestake Silver and South Reef deposits are hosted in lower Hazelton volcanic and sedimentary stratigraphy.

RPA prepared an update of the Mineral Resource estimate for the Homestake Ridge Project using block models constrained by wireframe models. Grade for gold, silver, copper, arsenic and antimony were estimated into the blocks using Inverse Distance Cubed (ID3) weighting. Three block models, one for each of the three main deposit zones, were created using GEMS (Gemcom) software. Block size for all models was 5 m x 5 m x 5 m. The wireframe models were constructed in Surpac by Homestake personnel, working in consultation with RPA. The assay data comprised drilling and trench sampling results from programs conducted by Homestake. Summaries of the current Mineral Resource estimates are provided in Table 1-1.

1-1

TABLE 1-1 MINERAL RESOURCES TO DECEMBER 31, 2012
Homestake Ridge Project

		Grade	Contained	Grade	Contained	Grade	Contained
Cut-Off	Tonnage	Au	Au	Ag	Ag	Cu	Cu
($NSR/t)	(Mt)	(g/t)	(Moz)	(g/t)	(Moz)	(%)	(Mlb)
Total Indicated
140	0.421	8.08	109,000	62.7	849,000	0.226	2,100,000
130	0.451	7.75	112,000	59.7	866,000	0.217	2,160,000
120	0.482	7.43	115,000	57.0	883,000	0.211	2,240,000
110	0.509	7.18	117,000	54.9	898,000	0.203	2,280,000
105	0.528	7.00	119,000	53.5	909,000	0.200	2,320,000
100	0.549	6.82	120,000	52.0	918,000	0.195	2,360,000
95	0.568	6.67	122,000	50.6	924,000	0.190	2,380,000
90	0.585	6.54	123,000	49.4	930,000	0.186	2,400,000
85	0.604	6.40	124,000	48.3	939,000	0.181	2,410,000
80	0.621	6.26	125,000	48.0	959,000	0.178	2,430,000
75	0.633	6.18	126,000	47.3	964,000	0.175	2,440,000
70	0.642	6.11	126,000	46.9	969,000	0.173	2,450,000
65	0.652	6.04	127,000	46.5	973,000	0.174	2,500,000

Total Inferred
140	3.70	6.05	721,000	129	15,400,000	0.126	10,300,000
130	4.05	5.75	748,000	124	16,100,000	0.121	10,800,000
120	4.47	5.42	779,000	117	16,900,000	0.118	11,600,000
110	4.94	5.09	810,000	111	17,700,000	0.117	12,700,000
105	5.27	4.87	826,000	109	18,500,000	0.115	13,400,000
100	5.60	4.70	846,000	105	19,000,000	0.113	14,000,000
95	5.99	4.52	870,000	101	19,400,000	0.113	14,900,000
90	6.43	4.32	893,000	96.8	20,000,000	0.113	16,000,000
85	6.77	4.19	911,000	93.6	20,400,000	0.111	16,600,000
80	7.15	4.03	927,000	91.5	21,000,000	0.108	17,000,000
75	7.51	3.90	942,000	89.4	21,600,000	0.104	17,300,000
70	7.77	3.81	951,000	88.3	22,000,000	0.102	17,500,000
65	7.96	3.74	957,000	87.3	22,400,000	0.101	17,800,000

1-2

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a Net Smelter Return (NSR) cut-off value of US$85/t. Tonnage and grade at this cut-off is highlighted.

3.	Mineral Resources are estimated using an average long-term gold price of US$1,500 per ounce Au, US$27.00 per ounce Ag, and US$3.50 per pound Cu, with an exchange rate of C$1.00=US$1.00.

4.	The NSR value was calculated as described below in the text of this report.

1.1.1	Interpretation and Conclusions

Homestake has updated the Mineral Resource estimate for the Homestake Ridge Project. The update incorporated the most recent drilling results and geological interpretations of the mineralized zones. Table 1-1 summarizes the estimate of Mineral Resources at an $85/t NSR cut-off. Homestake draws the following conclusions:

•	The recent diamond drilling, logging, sampling and assaying have been carried out in a manner consistent with industry best practice.

•	The core handling and sample security protocols employed by Homestake are consistent with industry best practice.

•	Homestake applied independent assay QA/QC protocols that were appropriate and consistent with common industry practice.

1-3

•	The assay database for the Homestake Ridge Project is reasonably free of errors and appropriate for use in estimation of Mineral Resources. The samples are representative of the deposit.

•

Based on the results of metallurgical test work completed to date, the expected recoveries from a combined gravity/flotation processing plant would be: 85% – 93% for gold; 75% – 88% for silver; 85% – 90% for copper.

•

The wireframe models constructed for HM have done a reasonably good job of segregating the various zones (domains) within the deposit. The sample statistics show that there are still multiple populations within some of the domains. In RPA’s opinion, this may be due to higher grade zones within the relatively lower grade wireframes. Additional interpretive work may be able to segregate these higher- grade domains, which would result in more robust grade interpolations.

•

A Net Smelter Return (NSR) cut-off value of US$85/t was used to select blocks to be included in the Mineral Resources. The NSR cut-off value was derived for each block in the models from the interpolated grades and used provisions for treatment charges, refining costs, transportation and a 2% NSR royalty. The cost cut-off was derived from preliminary engineering evaluations conducted by Homestake as well as from RPA’s experience with similar projects

•

The updated Mineral Resource estimate returned a significant increase in Inferred Mineral Resources along with a decrease in Indicated Mineral Resources when compared to the previous 2010 Mineral Resource estimate. The current updated Mineral Resource estimate was influence by a number of factors including:

o	the identification of new mineral resources through additional drilling;

o	optimization of the block models to 3D wireframes at 2g/t AuEq cut-offs;

o	the difference in cut-off method applied (NSR versus gold equivalent); and

o	higher metal prices

1-4

There continues to be the potential for discovery of additional Mineral Resources at Homestake Ridge.

1.1.2	Recommendations

Homestake makes the following recommendations:

•	Additional interpretive work should be conducted on the wireframe models to isolate high and low grade portions of the existing zones and segregate them from one another.

•	A Preliminary Economic Assessment should be undertaken to determine if the project is potentially viable.

•	Additional exploration work should be carried out to increase the Mineral Resources for the project.

1.1.2.1	Recommended Exploration Work

Homestake geologists are of the opinion that exploration potential exists throughout the property, several areas should be followed up for surface and drill targeting specifically:

•	the belt of Upper Hazelton stratigraphy on the eastern side of the property

•	an Upper Hazelton sedimentary package located on-strike and to the southeast of the presently defined Homestake Silver deposit; and

•	the area on-strike and to the northwest of the presently defined South Reef deposit.

A budget has been prepared by Homestake comprising additional surface work and sampling, an additional 6 line-kilometres of ground IP geophysics and 5,000 metres of diamond drilling. Drilling will target lateral northwest and southeast extensions South Reef deposit and several additional targets within the Upper Hazelton stratigraphy throughout the property. The budget is summarized in Table 1-2.

1-5

TABLE 1-2 PROPOSED EXPLORATION BUDGET
Homestake Ridge Project

C$
Personnel	300,000
Project Management and Database	75,000
Geochemical Surveying	100,000
IP Surveys	80,000
Drilling (includes fuel, pads and surveying)	750,000
Transportation (included helicopters and fuel)	545,000
Accommodations and Food	250,000
Miscellaneous (includes road maintenance)	150,000
Equipment Rentals	50,000

Subtotal	2,300,000
Contingency (+10%)	230,000
Total	2,530,000

1.2	Technical Summary

1.2.1	Property Description and Location

The Homestake Ridge Project covers 3,617 ha and is located 32 km southeast of Stewart, BC, and approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC. The property is approximately five kilometres north of the Dolly Varden silver camp on NTS (National Topographic System) maps 103/P12 (1:250,000 scale) and 102/P13 (1:50,000 scale). It is centred on 55° 45' 12.6" N latitude and 129° 34' 39.8" W longitude on TRIM (Terrain Resource Integrated Management) maps 103P072 and 103P073 and lies within Zone 9 of the UTM projection using the NAD83 datum.

1.2.2	Land Tenure

The property comprises 28 mineral claims and seven Crown grants for a total area of 3,617ha in the Skeena Mining Division. The Crown grants contain surface rights, while the mineral claims do not. Specific claims are subject to a 2% NSR, with some claims requiring annual royalty payments.

1-6

Homestake Resource Corp. has earned a 100% interest in 14 Homestake Ridge mineral claims through their option from Teck Cominco Limited, now Teck Resources (Teck). Teck failed to exercise back-in rights in 2008 but retains a 2% NSR, 1% of which may be purchased at a future date for C$1.0 million. Two other claims (Cambria 1 and Cambria 2) are subject to a 2% NSR, 1% of which may be purchased for C$1.0 million. The seven crown grants are subject to 2% NSR and an annual minimum royalty of C$50,000 starting in December 2010. The Millsite Claim and nine additional MTO claims were purchased in 2009. Each vendor retains an independent 2% NSR.

On September 4, 2012, Homestake entered into a property option agreement with Agnico-Eagle Mines Limited (AEM) for the continued exploration and development of the Homestake Ridge Project. Under the terms of the agreement, AEM had the option to earn up to 65% interest in the Homestake Ridge Project with the staged expenditure of $25.3 million over 5 years.

In December 2012, two additional claims adjoining the property to the south, totalling 1032ha were staked by Homestake Resource Corporation. These claims were handed over to AEM as part of the option agreement dated September 4th 2012 and thus became part of the property. No work has been completed on these claims.

AEM can expend $10.3 million by December 31, 2014 to earn a 51% interest in the Homestake Ridge Project with $1.8 million of expenditures as a firm commitment to be spent by December 31, 2012. Upon earning 51% interest AEM can elect to earn an additional 14% by expending a further $15 million by December 31, 2016. AEM will have the additional option, at any time thereafter, to further increase its ownership interest by an additional 5% by arranging Homestake’s proportionate share of production financing to be repaid by Homestake from 80% of its cash flow from operations. AEM expenditures can be in the form of exploration expenditures or in direct payments to Homestake.

On September 2, 2014, Homestake received notice from AEM of its intention to let lapse its option to earn an initial 51% interest in the Homestake Ridge property in northwestern British Columbia, with Homestake retaining 100% ownership of the property.

1-7

1.2.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Homestake Ridge property is located 32 km southeast of Stewart, BC at the southern extent of the Cambria ice field. Access to the property is by fixed wing aircraft or helicopter from either Prince Rupert or Stewart.

Climate in the area is classified as Oceanic or Marine West Coast and is characterized by moderately cool summers and mild winters with a narrower annual range of temperatures compared to sites of similar latitude.

Subalpine forests cover the eastern and southern portions of the property at lower elevations, while the upper slopes are populated by alpine grass, moss, and lichen with intermittent patches of dwarf alpine spruce.

The legacy of mining in the area has left a network of roads, utilities, right of ways and historic camps. Infrastructure consists of a network of historic roads on or near the property. There are no permanent structures on the property. Seasonal camp facilities are set up annually.

With the exception of the subalpine plateau at the south end of the property, the topography is steep. Property elevations vary from 860 MASL to 1,300 MASL.

1.2.4	History

The Homestake Ridge property comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917. In 1925, the original claims were given “Crown Grant” status.

In 1939, the property was optioned by British Lion Mines Ltd (British Lion). British Lion conducted extensive trenching and excavated two (Smith and Myberg) adits, shipping 8.0 tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn and 599 kg Cu on the Homestake group of claims. This is the only known production from the property.

1-8

In 1947, a cross-cut adit was begun on the Nero claim (operator unknown) that formed part of the Vanguard group. Work continued until the early 1950s when the claims were abandoned.

In 1964, Dwight Collison of Alice Arm staked the area, conducted surface trenching and limited underground work, and drilled seven holes to an aggregate depth of 58.2 m, on the Lucky Strike and Cascade claims which make up part of the Homestake group. In 1966, Canex Aerial Exploration Ltd. undertook an exploration program and in 1967, Amax Exploration conducted and extended examination of the Vanguard group.

In 1979, Newmont Exploration of Canada Ltd. (Newmont) optioned part of the property, which excluded the original Homestake and Vanguard claims and targeted near surface massive sulphides. Newmont terminated the option in late 1980. Caulfield Resources Ltd. explored over the Vanguard group in 1981, but no subsequent work was done.

Homeridge Resources Ltd. optioned the property in 1984, but no work was done. The claims were allowed to lapse in 1986, were restaked and optioned to Cambria Resources Ltd., which did geological mapping, lithogeochemical sampling, trenching and 4.3 line km of Induced Polarization (IP) and resistivity surveys.

The ground was optioned to Noranda Exploration Company Limited (Noranda). Between 1989 and 1991, Noranda consolidated ground by optioning more area including the Cambria, Homestake, and Vanguard claims. Geological mapping and geophysical surveys were conducted and twelve diamond drillholes were cored with an aggregate depth of 1,450.05m.

Teck acquired the current Homestake Ridge property in 2000 via option agreements and staking. From 2000 to 2002, Teck conducted geochemical and geological surveys, trenching, and drilling exploring for volcanogenic massive sulphide (VMS) deposits.

Homestake Resource Corp. (formally Bravo Venture Group) optioned the property in 2003. Homestake’s work, prior to 2009, consisted of the compilation of historic data, the performance of geochemical and geophysical surveys, geological mapping, and the drilling of 27,289 m in 120 NQ2 and BTW diamond drill holes. In 2007, Homestake Resource Corp. released a NI 43-101-compliant Mineral Resource estimate at a 0.5g/t AuEq cut -off which totalled 11.9 Mt in the Inferred category grading 2.36 g/t Au, 15.0 g/t Ag, and 0.11 % Cu (Folk and Makepiece, 2007).

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From 2008 to 2009, Homestake Resource Corp. resumed diamond drilling and was successful in confirming the known mineralized zones as well as discovering new Mineral Resources, specifically at the Homestake Silver Zone located about 700 metres to the southeast of the Main Homestake deposit.

In 2010, Scott Wilson RPA prepared an updated NI 43-101 compliant Mineral Resource estimate for the project at a 3g/t AuEq cut-off which totaled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 0.15% Cu and 2.4 Mt in the inferred category grading 4.62 g/t Au, 106 g/t Ag and 0.13% Cu (Rennie et al. 2010).

From 2010 to 2012 Homestake completed additional surface exploration including further mapping, soil and rock sampling and 13.54 line-kilometres of IP geophysical surveys, and diamond drilling on the project resulting in the identification of new exploration targets and the significant expansion of estimated Mineral Resources on the project.

In April of 2011, Homestake announced the results of an updated Mineral Resource estimate at the Homestake Silver by RPA, which resulted in a significant increase in the inferred resources of the previous estimate. The reported resource at a 3.0g/t AuEq cut -off totaled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 4.1 Mt in the inferred category grading 4.62 g/t Au, 103 g/t Ag (Rennie, 2011) .

In 2011 a new discovery was made 800 metres to the southwest of, and parallel to, the previously discovered Main Homestake and Homestake Silver deposits. This area, known as the South Reef target was tested by three holes with all three intersecting +30g/t gold mineralization.

During 2012, Homestake completed two phases drilling, with the second phase being funded by AEM which focused on the delineation and extension of the South Reef target. Drilling was successful in identifying an approximate 250 metres strike by 250 metres down dip before ending in, or being offset by, a major fault structure. Mineralization is open along strike to the northwest. Other targets remain on the property.

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1.2.5	Geology

The Homestake Ridge property is located within a lobe of Upper Triassic to Middle Jurassic strata exposed along the western edge of the Bowser Basin within the Stikinia Terrane of the Intermontane Belt. Stikinia formed in the Pacific Ocean during Carboniferous to Early Jurassic (320 Ma to 190 Ma) and collided with North America during the Middle Jurassic (Folk and Makepeace, 2007).

The property occurs within the metallogenic region known as the Stewart Complex (Grove 1986, Aldrick, 1986). Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic and metamorphic rocks (Grove, 1986).

The Homestake Property covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group.

The Lower Hazelton rocks comprise fine-grained to feldspar-hornblende phyric volcanic and volcaniclastic rocks of andesite to latite/trachyte composition and may include some phases of hypabyssal monzonite. This lower stratigraphy of the Hazelton extends along the length of the Homestake Ridge from the Main Homestake to the Vanguard Copper showings and is the host rock and footwall sequences to the three known mineral deposits, the Main Homestake, Homestake Silver and South Reef zones as well as numerous other showings.

The cessation of Hazelton volcanism and continued sub-basin development resulted in a rapid facies changes into calcareous sandstones, grits, and conglomerates progressing upwards to thinly laminated and alternating beds of black graphitic and pyritic mudstones and light grey siltstones or very fine-grained sandstones (possible “pyjama beds”) correlated to the Salmon River formation.

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In the northern part of the property at the headwaters of Homestake Creek, rhyolitic volcanic rocks occur at the base of the Salmon River sediments. Greig et al (1994) suggested a correlation with the Mount Dilworth Formation of the Eskay Creek area.

The eastern part of the property is dominated by the Middle to Upper Jurassic Bowser Basin Group which conformably overlies the thin bedded graphitic argillites of the Salmon River formation.

Structure on the property largely reflects NE-SW compression that has continued from the Jurassic to present day (Folk and Makepeace, 2007), recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy. Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension (Evans and Lehtinen, 2001).

1.2.6	Deposit Model

The Homestake Ridge property lies within the highly prolific Iskut-Stewart-Kitsault Belt that has hosted many precious and base metal mineral deposits. The property geology is considered to be favourable for the discovery of “Subaqueous Hot Spring Au-Ag” or “Low Sulphidation Epithermal Au-Ag” type deposits.

The “Subaqueous Hot Spring Au-Ag” deposits, of which Eskay Creek is an example, have characteristics of both VMS and epithermal types, and are formed by “hot spring” fluids venting into a shallow water environment.

“Low Sulphidation Epithermal Au-Ag” deposits, of which Silbak-Premier is an example, are typically emplaced within a restricted stratigraphic interval with one kilometre of the paleosurface. Mineralization near surface takes place in hot spring systems with deeper, underlying hydrothermal conduits.

1.2.7	Mineralization

Numerous mineral occurrences are present on the Homestake Ridge property. Six zones have been delineated and will be described in detail below. These are the Homestake Zone,South Reef zone, Vanguard Gold and Copper Zone, Sericite Zone, Dilly Zone and North Dome Zone.

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1.2.7.1	Homestake Zone

The Homestake Zone comprises the Main Homestake and Homestake Silver deposits located about 800 metres to the south-east of the Main deposit.

1.2.7.2	Main Homestake Deposit

At the Main Homestake deposit, gold and silver mineralization occurs with pyrite, chalcopyrite, and lesser galena and sphalerite in areas of silica alteration or hydrothermal brecciation within zones of sericite-pyrite altered feldspar-hornblende phyric volcanics. Native gold along with pyrargyrite and acanthite have been observed hosted within quartz veins and quartz-carbonate hydrothermal breccias. Gold distribution appears to be inhomogeneous and grades display a great deal of local variability.

1.2.7.3	Homestake Silver Deposit

The Homestake Silver deposit is comprised of a series of northwest trending, vertically to subvertically dipping hydrothermal breccias. Mineralization occurs as galena-sphalerite+silver in contrast to the gold enriched chalcopyrite seen the Main Homestake deposit.

1.2.7.4	South Reef

Gold mineralization at the South Reef deposit is variably associated with strong quartz-chlorite alteration, pyrite and minor base metal sulphides interspersed with intervals of sericite + pyrite alteration in two en-echelon, northwest-trending sub-vertical mineral zones that can be traced with drilling for over 250 metre strike-length and 250 metres dip.

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1.2.7.5	Vanguard Cu and Au Zones

The Vanguard structural zone in various pyroclastic and volcanic rocks containing diffuse sulphide veins, stockworks, sulphide breccia zones, and calcite-barite veins and is related to pervasive chlorite alteration. The mineralization trends from gold-rich, and copper-poor mineralization in the northeast, to high grade copper with gold and silver in the southwest.

1.2.7.6	Sericite Zone (Goldreef and Fox Reef)

Located southwest of the Homestake Zone, the Sericite zone comprises over 50 mineral occurrences hosted within pervasively sericite-pyrite altered FHP intrusives and volcanic rocks. Gold is found in quartz-calcite-barite veins up to six metres wide with pyrite+chalcopyrite+galena+sphalerite mineralization.

1.2.7.7	Dilly and Dilly West Zones

The Dilly and Dilly West zones are hosted in silicified mudstones and siltstones overlying rhyolites located southwest of the Homestake zones. Mineralization consists of syngenetic sulphide bands anomalous in Au, Ag, As, Bi, Pb, Zn, Hg, and Sb. The zones are stratiform and display a linear trend. The underlying rhyolite is cross-cut by veins with similar mineralization to the sulphide bands and these veins are interpreted to be “feeders”.

1.2.7.8	North Homestake Zone (North Dome)

A geological target, this zone is described as large sericite-pyrite-silica altered felsic dome 3.2 km north of the Homestake Silver deposit. It is projected to come in contact with sediments that are thought to be analogous to those at Eskay Creek. However, the Kitsault Glacier obscures the projected two kilometre contact.

1.2.8	Exploration

Exploration prior to the acquisition of the property by Homestake Resource Corp. is detailed under History.

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In 2003, Homestake Resource Corp. conducted a field evaluation of significant occurrences and follow up the most prospective targets with a drill program. Forty surface samples were taken and 11 drillholes were cored.

In 2004, Homestake Resource Corp. contracted Coast Mountain Geological Ltd. (CMG) to carry out field exploration on the Project. CMG established an 8.6 line km grid and collected 313 soil samples and 39 rock samples. Reconnaissance mapping was done over a portion of the grid and detailed mapping was done along a series of old trenches. No drilling was done that year.

In 2005, seven prospective targets based on the 2004 field program, were mapped, sampled and drilled. Eleven holes were drilled.

In 2006, localized mapping was conducted by CMG and 28 diamond drillholes were cored.

In 2007, Homestake Resource Corp. initiated an in-fill sampling and relogging program that, briefly, paralleled the 2007 drill campaign. A total of 28 holes were drilled on three targets (Main Homestake, Homestake Silver, and Vanguard Gold).

The 2008 field program comprised three days of mapping the Vanguard Copper Zone and the drilling of 42 drillholes on the Main Homestake, Homestake Silver, and Vanguard gold and Copper zones.

The 2009 program included 630 line-km helicopter-borne electromagnetic, magnetic, and radiometric surveys and the drilling of 48 diamond drillholes. The diamond drilling focused primarily on the Main Homestake and Homestake Silver zones.

Homestake drilled 48 NQ2 holes in 2010, for a total of 18, 083 m. Drilling was predominately in the Homestake Silver zone, and to a lesser extent on the Goldreef/Fox Reef trend. Minor amounts of drilling were conducted on the East Valley, North Dome and Vanguard target areas.

The 2011 program included 23 NQ2 core holes and resulted in a the discovery of the South Reef deposit which was tested by three holes with all three intersecting +30g/t gold mineralization. Fieldwork in 2011 consisted of surface IP geophysics, mapping, soil sampling and surface channel sampling over areas of the property.

During 2012, Homestake completed 13 drill holes. The program consisted of two phases, with the second phase being funded by Agnico-Eagle Mines Limited ("Agnico-Eagle"). The first phase was centred on the South Reef deposit while the second phase tested shallow, on-strike projections of the South Reef target as well as several other targets on the property.

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1.2.9	Mineral Processing and Metallurgical Testing

Initial Metallurgical test work on the Main Homestake deposit has been undertaken by SGS Mineral Services in Lakefield, Ontario (SGS), under the close direction of Melis Engineering Ld. (Melis). In 2011 RPA was commissioned to design and oversee metallurgical testwork on the Homestake Silver deposit.

1.2.9.1	Main Homestake

Four different samples were created from quartered drill core to spatially represent the different zones of the deposit. An additional composite sample was created from three of the subsamples (Composite HR). Samples were subjected to a number of different processing options.

The initial work was focused on the Composite HR sample. A composite was made from five drillholes from the Homestake Silver Zone, but results were higher than what was expected to be mined. The initial assessment of four flowsheet options suggests that recovery of a combined gravity/flotation concentrate for sale to a smelter would be the simplest process and may prove the most economical, thus being the best option to pursue for future test work.

The sulphides within the Composite HR comprised 92% pyrite. Chalcopyrite accounts for 91% of the copper, with an additional 4.2% derived from tetrahedrite. Analysis indicates that liberation will require fine grinding with the D50 size being 50 microns for pyrite and 45 microns for chalcopyrite.

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Gold deportment shows gold is present as free particles, attached or locked in, particles of pyrite and silicate minerals. Gold grains up to 100 microns in size were observed. Silver is present as native silver, electrum, kustelite, hessite, silver tetrahedrite, acanthite, pyrargyrite, and as an alloy with antimony. Silver tends to be locked up to a greater degree than gold.

Three samples were ground to 165 micron P80 and tested for gravity concentration. Gold recovery ranged from 23% to 37%, while silver recovery was 7% to 11%. The concentrate assayed on average 780 g/t Au. It is expected that approximately 35% of the gold and 20% of the silver could be recovered in the gravity circuit.

Flotation test conducted on gravity tailings and results indicates that there is little impact on performance from varying grind size. Two Locked Cycle Tests produced an average recovery of 85.5% for gold, 88.8% for silver, and 95.6% for copper. However, further work will be required to assess metallurgical performance and improve concentrate grade.

Eight cyanidation tests were performed indicating an average of 87% cyanide gold extraction from Composite HR gravity tails with a 48 hour leach time. Tests indicate that additional recovery is likely too low to be economic.

Environmental testing indicates the Composite HR tailing sample has a relatively high acid neutralizing potential and a very low potential for acid generation.

1.2.9.2	Homestake Silver

One master composite was submitted for characterization and as well as gravity, flotation and cyanide testing.

Gravity concentration (Knelson concentrator followed by Mozley table) at a grind size of 75 μm recovered 54% of the gold and 21% of the silver from the whole ore.

A series of four batch cleaner tests was completed on the gravity tailings. The combination of gravity and flotation demonstrated the ability to recover 92% of the gold and 88% of the silver in the sample tested. Gold and silver recoveries from the gravity and locked cycle test are 93% and 88%, respectively. Overall, the locked cycle test gave comparable results to the batch cleaner test.

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A total of seven cyanidation bottle roll tests were performed on the gravity tailings. Gold recoveries after 48 hours of leaching ranged from 84 to 88% and silver recoveries ranged from 70 to 88%

The testwork demonstrates that gravity followed by flotation (LCT1) gave the best overall recovery for both gold (93%) and silver (88%). Finally, leaching tests were performed on gravity concentrate as well as rougher flotation concentrate. 93% of the gold and 48% of the silver in the gravity concentrate can be recovered through leaching. In the case of the rougher flotation concentrate, 84% of the gold and 68% of the silver can be recovered through leaching

1.2.10	Mineral Resources

RPA prepared an update of the Mineral Resource estimate for the Homestake Ridge Project using block models constrained by wireframe models. Grade for gold, silver, copper, arsenic and antimony were estimated into the blocks using Inverse Distance Cubed (ID3) weighting. Three block models, one for each of the three main deposit zones, were created using GEMS (Gemcom) software. Block size for all models was 5 m x 5 m x 5 m. The wireframe models were constructed in Surpac by Homestake personnel, working in consultation with RPA. The assay data comprised drilling and trench sampling results from programs conducted by Homestake.

The main areas of the deposit are the Homestake Main Zone (HM), the Homestake Silver Zone (HS), and the South Reef Zone (SR).

The sample database comprised diamond drilling results from the exploration work conducted by Homestake, along with trench channel samples. There were records for 29,277 sampled intervals in the database. Of these samples, 619 were contained within the interpreted zones (i.e. wireframes) in the HM, 436 in the HS, and 23 in the SR. Included among the sample data were tables for downhole surveys, lithology, and bulk density.

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Samples were capped at a range of values specific to the individual estimation zones. The capped samples were composited to a nominal 2.0 m length.

The geostatistical results were only partially interpretable, and RPA relied on geostatistical analyses from previous estimates to derive estimation parameters. The interpolations were run in three passes, employing progressively larger search ellipsoids. In the first pass, the search ellipsoid measured 30 m x 30 m x 10 m. For the second and third passes, the search distances were increased to 50 m x 50 m x 15 m and 100 m x 100 m x 25 m, respectively.

Bulk density estimates for each zone were derived from the test results collected by Homestake personnel. If a zone had no measurements, then the global average was used.

The model was validated by visual inspection of the block grades in plan and section views and comparison with the composite grades, cross-validation, and comparison of global block and composite grades.

Compared to the 2011 estimate, there was a significant increase in the Inferred Mineral Resources, along with a decrease in Indicated Mineral Resources. Overall metal contents have increased in the Inferred category, despite a reduction of silver grade.

1.3	Authors

This report has been prepared by Robert Macdonald, VP Exploration, Homestake Resource Corp and David W. Rennie, Principal Geologist, RPA.

David W. Rennie, P. Eng., Principal Geologist for RPA, produced an updated Mineral Resource Estimate based upon data provided to him by Homestake Resource Corp, and is responsible for part of Sections 1, 18 and 19 and all of Section 14, as well as the related Appendices.

Robert Macdonald, P.Geo., as QP for the project has overseen exploration and work on the Homestake Ridge property from 2003 to 2013 and is responsible for the remaining sections and overall preparation of the report.

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2	Introduction

On September 7, 2016, Auryn completed a plan of arrangement to acquire 100% of the issues and outstanding common shares of Homestake Resource Corporation (Homestake), formerly Bravo Venture Group Inc. and Bravo Gold Corp. Homestake is the owner of the mineral tenures comprising the Homestake Ridge project. Homestake is now a wholly-owned subsidiary of Auryn Resources Inc. (“Auryn” or the “Company”)_ and this technical report was readdressed to reflect this.

In 2012, Roscoe Postle Associates Inc. (RPA) was retained by Homestake Resource Corporation (Homestake), a wholly–owned subsidiary of Auryn Resources Inc. (AUG), to prepare an update of the Mineral Resource estimate on the Homestake Ridge Project, near Stewart, BC. This June 2013 Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) as an update of an earlier Mineral Resource Estimate of the property dated May 20th 2011. Robert Macdonald, MSc, PGeo, QP for the Homestake Ridge project, is the primary author of this report. Mr. Macdonald visited the property from August 22 to August 25, 2012, and again from September 23 to September 27, 2012.

Auryn Resources Inc. is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principle mineral property is the Committee Bay gold project located in Nunavut Canada. The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia and Alberta. The Company is listed on the TSX Venture Exchange (“the Exchange”) as a Tier 2 mining issuer, and its shares trade under the symbol AUG.V. The Company’s principal business activities include the acquisition, exploration and development of resource properties.

Homestake’s principal assets are the project’s claims and the mineral resources contained therein. The project is favourably located within the Iskut-Stewart-Kitsault Belt approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC, with road access within four kilometres. The prospective Silver Basin project, located approximately 14 km to the southeast of Homestake Ridge, is another material asset.

RPA has had prior involvement with the Project’s Mineral Resource estimates, as well as preparation of two NI 43-101-compliant Technical Reports issued June 28, 2010 and May 20, 2011.

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2.1	SOURCES OF INFORMATION

In the Capacity of QP of the Homestake Project, the principal author, Robert Macdonald, oversaw the work of Bruno Kasper, Project Manager and Colin Hamilton, geologist. Concepts, ideas and project planning were discussed and reviewed with Joe Kizis, President, Homestake Resource Corporation.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 20, References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal

°C	degree Celsius	kVA	kilovolt-amperes

°F	degree Fahrenheit	kW	kilowatt

µg	microgram	kWh	kilowatt-hour

A	ampere	L	litre

a	annum	L/s	litres per second

bbl	barrels	m	metre

Btu	British thermal units	M	mega (million)

C$	Canadian dollars	m2	square metre

cal	calorie	m3	cubic metre

cfm	cubic feet per minute	min	minute

cm	centimetre	MASL	metres above sea level

cm2	square centimetre	mm	millimetre

d	day	mph	miles per hour

dia.	diameter	MVA	megavolt-amperes

dmt	dry metric tonne	MW	megawatt

dwt	dead-weight ton	MWh	megawatt-hour

ft	foot	m3/h	cubic metres per hour

ft/s	foot per second	opt, oz/st	ounce per short ton

ft2	square foot	oz	Troy ounce (31.1035g)

ft3	cubic foot	oz/dmt	ounce per dry metric tonne

g	gram	ppm	part per million

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G	giga (billion)	psia	pound per square inch absolute

Gal	Imperial gallon	psig	pound per square inch gauge

g/L	gram per litre	RL	relative elevation

g/t	gram per tonne	s	second

gpm	Imperial gallons per minute	st	short ton

gr/ft3	grain per cubic foot	stpa	short ton per year

gr/m3	grain per cubic metre	stpd	short ton per day

hr	hour	t	metric tonne

ha	hectare	tpa	metric tonne per year

hp	horsepower	tpd	metric tonne per day

in	inch	US$	United States dollar

in2	square inch	USg	United States gallon

J	joule	USgpm	US gallon per minute

k	kilo (thousand)	V	volt

kg	kilogram	W	watt

km	kilometre	wmt	wet metric tonne

km/h	kilometre per hour	yd3	cubic yard

km2	square kilometre	yr	year

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3	Reliance on Other Experts

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Homestake Resource Corporation and other third party sources.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4	Property Description and Location

4.1	Location, property dimensions

The Homestake Ridge Project covers 3,617 ha and is located 32 km southeast of Stewart, BC, and approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC (Figure 4-1). The property is approximately five kilometres north of the Dolly Varden silver camp on NTS (National Topographic System) maps 103/P12 (1:250,000 scale) and 102/P13 (1:50,000 scale). It is centred on 55° 45' 12.6" N latitude and 129° 34' 39.8" W longitude on TRIM (Terrain Resource Integrated Management) maps 103P072 and 103P073 and lies within Zone 9 of the UTM projection using the NAD’83 datum.

4.2	Land Tenure

The Homestake Ridge property comprises 28 mineral claims and seven Crown grants for a total area of 3,617 ha in the Skeena Mining Division. The Crown grants include surface rights, while the mineral claims do not. There are no permanent structures on the property and all land is owned by the Crown.

Specific claims are subject to a 2% net smelter return (NSR), with some claims requiring annual royalty payments. Details of all encumbrances are given below. Land tenure is summarized in Appendix 1.

Homestake has earned a 100% interest in 14 Homestake Ridge mineral claims through an option from Teck Cominco Limited, now Teck Resources (Teck). Bravo Gold satisfied the terms of the agreement, dated June 2003, by issuing 200,000 shares of Homestake (then Bravo Ventures Group Inc.) and spending in excess of C$3.0 million on exploration and development (Folk and Makepeace, 2007). Teck failed to exercise back-in rights in June 2008 that would have seen it re-acquire 60% ownership of the claims. However, Teck retains a 2% NSR on the property, 1% of which may be bought at a future date for C$1.0 million (Knight and Macdonald, 2010).

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Mineral claims Cambria 1 and Cambria 2 are subject to a 2% NSR, 1% of which may be bought at a future date for C$1.0 million.

To purchase the Crown grant claims, Homestake paid C$210,000, issued 400,000 common shares, and expended the required minimum C$1.25 million on exploration and development on the claims. The claims are subject to a 2% NSR and annual minimum royalty of $50,000 starting December 2010 together with the obligation to issue 200,000 shares of Bravo Gold upon commencement of commercial production from the claims.

The historic Tip Top grant is no longer a valid Crown grant. Ambiguities surrounding the locations of the grant lead to the “Tip Top Gap”. This situation has been ameliorated by the optioning of additional mineral claims detailed below.

In 2009, Bravo Gold entered into two agreements to purchase additional mineral claims. The Millsite Claim is a Crown grant purchased for C$20,000 cash and 100,000 shares of Bravo Gold, with the vendor retaining a 2% NSR. In addition, nine MTO (Mineral Titles Online) claims were acquired in a separate transaction. Three of these claims partially overlie the 18 ha of the reverted Tip Top Crown grant and bring all claims internal to the Homestake Ridge property boundary under Bravo Gold’s ownership. The nine claims were purchased for $50,000 cash and 100,000 common shares, with the vendor retaining a 2% NSR.

On September 4, 2012, Homestake entered into a property option agreement with Agnico-Eagle Mines Limited (AEM) for the continued exploration and development of the Homestake Ridge Project. Under the terms of the agreement, AEM had the option to earn up to 65% interest in the Homestake Ridge Project with the staged expenditure of $25.3 million over 5 years.

By expending $10.3 million by December 31, 2014, AEM was entitled to earn a 51% interest in the Homestake Ridge Project with $1.8 million of expenditures as a firm commitment to be spent by December 31, 2012. Upon earning 51% interest AEM could then elect to earn an additional 14% by expending a further $15 million by December 31, 2016. AEM had the additional option, at any time thereafter, to further increase its ownership interest by an additional 5% by arranging Homestake’s proportionate share of production financing to be repaid by Homestake from 80% of its cash flow from operations. AEM expenditures could be in the form of exploration expenditures or in direct payments to Homestake.

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AEM met the spending requirements for 2012 and assumed project management of the property in January 2013 as per the Option Agreement.

In December 2012, two additional claims adjoining the property to the south, totalling 1032ha were staked by Homestake Resource Corporation. These claims were handed over to AEM as part of the option agreement dated September 4th 2012 and thus became part of the property. No work has been completed on these claims.

On September 2, 2014, Homestake received notice from AEM of its intention to let lapse its option to earn an initial 51% interest in the Homestake Ridge property in northwestern British Columbia, with Homestake retaining 100% ownership of the property.

The claim boundaries are shown in Figure 4-2.

FIGURE 4-1 PROPERTY LOCATION MAP (MODIFIED FROM RENNIE, 2011)

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FIGURE 4-2 CLAIM MAP (CROWN GRANTS ARE IN BLUE)

460,000 mE
465,000 mE
6,185,000 mN
6,180,000 mN
6,175,000 mN
6,170,000 mN
0
1
2
kilometres

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Homestake Ridge property is located 32 km southeast of Stewart, BC, at the southern extent of the Cambria ice field. Access to the property is by fixed-wing aircraft or helicopter from either Prince Rupert or Stewart. By road, the town of Kitsault is accessible from both north and south, travelling north along BC Provincial Highway 113 from Terrace or south via Highway 113 where it intersects BC Provincial Highway 37 at Cranberry Junction. Once at Kitsault, a boat/barge can be taken to the community of Alice Arm. An upgraded tractor trail runs 32 km up the Kitsault River valley from Alice Arm to four kilometres from the south end of the property. Dubbed the Kitsault River road, it follows an old rail bed that was initially constructed to service the Dolly Varden silver mine. From the tractor trail, overgrown mule trails lead to the historic workings of the Vanguard and Homestake areas of the property.

5.2	Climate

Climate in the area is classified as Oceanic or Marine West Coast and is characterized by moderately cool summers and mild winters with a narrower annual range of temperatures compared to sites of similar latitude. Climate data derived from the closest monitoring station (Nass Camp) indicates that temperatures range from an average low of -6.6°C in January to an average high of 21.6°C in July. The mean temperature for the year is 5.3°C.

The area receives 1,065 mm of precipitation each year (expressed in mm of water). Rainfall peaks in October with 165 mm. Snowfall is highest in December and January when accumulations are 92 cm and 91 cm respectively. The property is reported to be covered in snow from late September to late June (Bryson, 2007). Precipitation and heavy fog often impact on airborne access to the property.

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Subalpine forests, comprised of fir, hemlock, spruce, and cedar cover the eastern and southern portions of the property at lower elevations. The property overlays a south-southeast trending ridge at the headwaters of the Kitsault River and the lower portions of the Kitsault and Little Kitsault Glaciers. East of this ridge, subalpine forest are broken up by a large slide area that is covered by slide alder, grass, and lichen. The upper slopes are populated by alpine grass, moss, and lichen with intermittent patches of dwarf alpine spruce (Knight and Macdonald, 2010).

5.3	Local Resources

The Project is located north of the historic mining towns of Kitsault and Alice Arm. Both towns are located at Alice Arm, a branch of the Observatory Inlet and part of the Portland inlet system which hosts Canada’s most northerly, ice-free, deep sea port (Stewart). The legacy of mining in the area has left a network of roads, utilities, right of ways and historic camps. The rich mining history of the area includes silver production from the Dolly Varden mine, molybdenum from the Kitsault mine, and, 22 km to the southwest of the project area, the Hidden Creek mine and mill in Anyox that produced copper. Significant lead, zinc, and gold were also produced from past operations.

Confederation Power Hydro Limited Partnership (Confederation), now Sprott Power Corp. (Sprott Power) initiated development of six hydroelectric projects in the Upper Kitsault Valley. To facilitate the construction, roads and bridges are being upgraded in that area. Alice Arm will see three “run-of-river” constructed within 15 km of the town. Sprott Power is also redeveloping shutdown hydroelectric utilities in the area including the Kitsault dam and powerhouse. The Government of British Columbia has announced the resurfacing of 18 km of Highway 113, which will improve access to Kitsault from Terrace. Regional infrastructure is shown in Figure 5-1.

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FIGURE 5-1 REGIONAL INFRASTRUCTURE

Labour and supplies for the project can be brought in from Terrace, which lies 185 km to the south, along Highway 113. Terrace has a population of 12,109 (2001 census) and hosts wide range of supplies, services, and trained labour. Terrace is serviced by three air carriers with daily scheduled flights. Stewart with 661 people (2001 census) is located 240 km, by road, from Kitsault. Stewart is well serviced, has trained labour with mining expertise, and hosts a deep-sea port that has been used for shipping ore and concentrate from other mines. Kitwanga, 180 km by road from Kitsault, lies on the Canadian National Railway mainline and Trans-Canada Highway 16. Like Stewart, Kitwanga has served as a shipping centre for mineral ores and concentrates. Mining is supported in the local communities and, historically, companies have been able to form productive joint venture partnerships with local First Nations.

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5.4	Infrastructure

There are no permanent structures on the property. Seasonal camp facilities are set up annually.

5.5	Physiography

With the exception of the subalpine plateau at the south end of the property, the topography is steep. In places the relief is precipitous and poses a challenge for exploration work. Elevations in the area range from 430 MASL at the Kitsault River to 1,780 MASL at the ice covered ridgeline. Property elevations vary from 860 MASL to 1300 MASL (Kasper and Metcalfe, 2004).

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6	History

The Homestake Ridge property comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917 and, in 1918, the claims were bonded to the Mineral Claims Development Company (MCDC). MCDC was reorganized into the Homestake Mining and Development Company (Homestake Development) in 1921. Limited surface and underground work was done on the property. In 1925, the claims were given “Crown Grant” status. In 1926, Homestake Development and three other groups bonded to the interests of C. Spencer. The option was abandoned, with no further work being done on the property (Knight and Macdonald, 2010).

In 1939, the property was optioned by a Vancouver syndicate that became British Lion Mines Ltd. (British Lion). British Lion conducted extensive trenching and excavated two (Smith and Myberg) adits, shipping 8.0 tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn, and 599 kg Cu on the Homestake group of claims (Bryson, 2007). This is the only known production from the property.

Because of the outbreak of World War II little work was done until 1947 when a cross-cut adit was begun on the Nero claim that formed part of the Vanguard group. Work continued, intermittently, on the cross-cut until the early 1950’s. The claims were abandoned (Folk and Makepeace, 2007).

In 1964, Dwight Collison of Alice Arm staked the area and conducted surface trenching, limited underground work and drilled seven holes to an aggregate depth of 58.2 m, on the Lucky Strike and Cascade claims which comprise part of the Homestake group (Knight and Macdonald, 2010).

In 1966, Canex Aerial Exploration Ltd. (Canex) undertook a program of prospecting, geochemical sampling, electromagnetic (EM) surveying, and chip sampling in the Vanguard area. The next year, 1967, Amax Exploration conducted and extended examination of the Vanguard group but did not return (Folk and Makepeace, 2007). Dwight Collison died in 1979.

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In 1979, Newmont Exploration of Canada Ltd. (Newmont) optioned part the property, known as the Wilberforce group, from Collison’s widow, Ruby Collison. The Wilberforce group excluded the original Homestake and Vanguard claims. Newmont explored for near surface, massive sulphides conducting magnetometer and Max-Min geophysical surveys, geological mapping, and trenching. A total of 595 soil samples and 82 rock samples were assayed. Newmont terminated the option in late 1980 (Folk and Makepeace, 2007).

Caulfield Resources Ltd. explored over the Vanguard group in 1981 taking 102 soil samples and conducting 5.25 line km of ground magnetic surveys, but no subsequent work was done (Folk and Makepeace, 2007).

Homeridge Resources Ltd. optioned the property from Ruby Collison in 1984, but no work was done (Bryson, 2007). The claims were allowed to lapse in 1986, were restaked and optioned to Cambria Resources Ltd., which did geological mapping, lithogeochemical sampling, trenching, and 4.3 line km of Induced Polarization (IP) and resistivity surveying. Weather deferred drilling for that year and the ground was eventually optioned to Noranda Exploration Company Limited (Noranda) (Folk and Makepeace, 2007).

Between 1989 and 1991, Noranda consolidated ground by optioning more area including the Cambria (formerly Collison), Homestake, and Vanguard claims. A 44.3 km grid was cut along which magnetometer and IP surveys were performed in addition to geological mapping. A total of 1,930 rock samples and 1,943 silt and soil samples were taken. Twelve diamond drillholes were cored (diameter unknown) for an aggregate depth of 1,450.05 m (Folk and Makepeace, 2007).

Teck acquired the current Homestake Ridge property in 2000 via option agreements and staking. From 2000 to 2002, Teck conducted geochemical and geological surveys, trenching, and diamond drilling, exploring for volcanogenic massive sulphide (VMS) deposits. A total of 21 NQ (47.6 mm dia. ) holes were drilled to an aggregate depth of 4,374.6 m yielding 618 core samples. In addition, 778 rock samples were analyzed by Inductively Coupled Plasma (ICP) multi-element geochemistry plus Au and another 31 samples were subjected to “whole rock” X-Ray Fluorescence (XRF) analysis (Folk and Makepeace, 2007).

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Homestake (at the time Bravo Venture Group Inc.) optioned the property in 2003 and in 2004 contracted CMG to carry out exploration work. Homestake compiled historic data, performed geochemical and geophysical surveys, geological mapping, and drilled 27,289 m in 120 NQ and BTW diamond drillholes prior to 2009. In 2007, Homestake released a NI 43-101 compliant Mineral Resource estimate using an Inverse Distance Cubed (ID3) search method with a maximum search radius of 100 m. The estimate totalled 11.9 Mt of Inferred Mineral Resources grading 2.34 g/t Au, 15.0 g/t Ag, and 0.15% Cu. The cut-off used was 0.5 g/t Au. RPA notes that this resource is preliminary and was estimated to identify the mineral potential of the deposit. No minimum width constraint was applied nor was the resource constrained by a pit shell.

Following diamond drill programs conducted by Homestake in 2008 and 2009, Scott Wilson Roscoe Postle Associates Inc. (a predecessor of RPA), updated the Mineral Resources estimate. The 2010 estimate is summarized in Table 6-1.

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TABLE 6-1 MINERAL RESOURCES – MARCH 31, 2010

Homestake Ridge Project
			Au	Ag	Cu
Zone	Class	Tonnes	(g/t)	(g/t)	(%)
Main	Indicated	888,000	6.69	47.2	0.15

Main	Inferred	1,140,000	5.02	50.9	0.25
HS	Inferred	1,200,000	4.25	158	0.02

Total	Inferred	2,340,000	4.62	106	0.13

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources were estimated at an average cut-off grade of 3.0 g/t Au Equivalent (AuEq). Tonnage and grade at this cut-off is highlighted.
3.	Mineral Resources were estimated using an average long-term gold price of US$1,050 per ounce Au, US$18.00 per ounce Ag, and US$3.25 per pound Cu, with an exchange rate of C$1.00=US$0.90.
4.	Gold equivalence was calculated based on a ratio of metal prices with no provision for metallurgical recoveries.

From 2010 to 2012 Homestake completed additional surface exploration including further mapping, soil and rock sampling and 13.54 line-kilometres of IP geophysical surveys, and diamond drilling on the project resulting in the identification of new exploration targets and the significant expansion of estimated Mineral Resources on the project.

In April of 2011, Homestake announced an updated resource for the Homestake Silver deposit by RPA, which resulted in a doubling of the previous estimate. This significantly increased the gold and silver ounces in the combined Main Homestake and Homestake Silver deposits, which were reported as follows at a 3.0g/t AuEq cut -off:

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TABLE 6-2 MINERAL RESOURCES – DECEMBER 31, 2010

Homestake Ridge Project
			Au	Ag	Cu
Zone	Class	Tonnes	(g/t)	(g/t)	(%)

Main	Indicated	888,000	6.69	47.2	0.15

Main	Inferred	1,140,000	5.02	50.9	0.25
HS	Inferred	2,920,000	3.69	123	n/a

Total	Inferred	4,060,000	4.06	103	n/a

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources were estimated at an average cut-off grade of 3.0 g/t Au Equivalent (AuEq).
3.

Mineral Resources for Homestake Main were estimated using an average long-term gold price of US$1,050 per ounce Au, US$18.00 per ounce Ag, and US$3.25 per pound Cu, with an exchange rate of C$1.00=US$0.90.

4.	Gold equivalence was calculated based on a ratio of 62:1 Ag to Au with no provision for metallurgical recovery.

The mineral resources in this section have been superseded by the current estimate in Section 14.

In 2011 a new discovery was made 800 metres to the southwest of, and parallel to, the previously discovered Main Homestake and Homestake Silver deposits. This area, known as the South Reef target was tested by three holes with all three intersecting +30g/t gold mineralization.

During 2012, Homestake completed two phases drilling, with the second phase being funded by AEM which focused on the delineation and extension of the South Reef target. Drilling was successful in identifying an approximate 250 metres strike by 250 metres down dip before ending in, or being offset by, a major fault structure. Mineralization is open along strike to the northwest. Other targets on the property remain to be explored.

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7	Geological Setting and Mineralization

7.1	Regional Geology

The following description is derived from Kasper and Metcalfe (2004), Knight and Macdonald (2010).

The Homestake Ridge property is located within a lobe of Upper Triassic to Middle Jurassic strata exposed along the western edge of the Bowser Basin within the Stikinia Terrane of the Intermontane Belt (Figure 7.1) . Stikinia formed in the Pacific Ocean during Carboniferous to Early Jurassic (320 Ma to 190 Ma) and collided with North America during the Middle Jurassic (Folk and Makepeace, 2007)

The property occurs within the metallogenic region known as the Stewart Complex (Grove 1986, Aldrick, 1993). Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic and metamorphic rocks (Grove, 1986). The Stewart Complex is one of the largest volcanic arc terranes in the Canadian Cordilleran. It forms a northwest-trending belt extending from the Iskut River in the north and Alice Arm in the south. The Coast Plutonic Complex forms the western boundary of the prospective stratigraphy; continental derived sediments of the Bowser Lake Group form the eastern border. The Stewart Complex is host to more than 200 mineral occurrences including the historic gold mines Eskay Creek, Silbak-Premier and SNIP, as well as the Granduc, Anyox and Dolly Varden-Torbrit base-metal and silver mines. The complex hosts a number of major undeveloped mineral deposits including Galore Creek, KSM (Kerr-Sulpherets-Mitchell) and Brucejack Lake. The dominant mineral occurrences are precious metal vein type, with related skarn, porphyry, and massive sulphide occurrences (Knight and Macdonald, 2010).

Stikinia, which contains both the Stewart Complex and the Homestake Ridge Property, is comprised of at least four Paleozoic to Cenozoic tecto-stratigraphic packages (Kasper and Metcalfe, 2004) including:

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Paleozoic Stikine Assemblage consisting of quartz-rich rocks, carbonate slope deposits, and minor mafic to felsic volcanic rocks; Early Mesozoic volcanic and inter-arc and back-arc basin sedimentary rocks; Middle to Upper Jurassic Bowser Basin turbiditic sedimentary rocks; and Tertiary post-kinematic granitoid intrusions of the Coast Plutonic Complex.

Magmatic episodes of Stikinia alternated with the development of sedimentary basins. These basins formed during the Late Triassic to Early Jurassic, the Toarcian to Bajocian (183-168 Ma) and the Bathonian to Oxfordian (168 Ma to157 Ma) ages. The basin which formed during the Toarcian-Bajocian is of considerable importance because this west-facing, north-trending back arc basin contains the Eskay Creek “contact zone” rocks (Hazelton Group), which are overlain by Middle and Upper Jurassic marine basin sediments (Bowser Lake Group).

At least two periods of deformation occurred in the region, a contractional deformation during the post-Norian-pre-Hettangian (204 Ma to 197 Ma) and an Early Jurassic hiatus. These periods of deformation are represented by unconformities one of which also separates two metalliferous events that took place in the Early Jurassic (e.g., Silbak-Premier and SNIP) and Middle Jurassic (e.g., Eskay Creek).

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FIGURE 7-1 TERRANES OF THE CORDILLERA (FROM FOLK, 2009)

Cordilleran Terranes
mixed, TU (Taku)
ACCRETED TERRANES
Arc Terranes
inner
ST (Stikinia)
QN (Quesnellia)
intermediate position
WM (Windy-McKinley)
HA (Harrison)
CD (Cadwallader)
CK (Chilliwack)
MT (Methow)
outer
AX (Alexander)
WR (Wrangellia)
Accreted Complex Terranes
chert-rich
BR (Bridge River)
CC (Cache Creek)
SM (Slide Mountain)
clastic-rich
CG (Chugach)
PR (Pacific Rim)
YA (Yukatat)
mixed (OZ, OC, HO)
undivided metamorphic and plutonic rocks
North American craton
North American margin (ancestral North America)
MO (Monashee; craton fragment)
PERICRATONIC TERRANES
proximal
AA (Arctic Alaska)
PC (Porcupine)
CA (Cassiar)
DY (Dorsey)
distal
NS (Nisling)
YT (Yukon-Tanana)
KO (Kootenay)
metamorphic
PG (Pelly Gneiss)
Alaska
Yukon
N.W.T.
Yukon
B.C.
B.C.
Alberta
U.S.A.
141°
60°
120°
49°
HOMESTAKE RIDGE PROJECT
500 km
N
S
W
E
PROFESSIONAL PROVINCE OF PETER G. FOLK ENGINEER
Jan 2007 From the Geological Survey of Canada

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7.2	Local Geology

This section is derived from Kasper and Metcalfe (2004) and Knight and Macdonald (2010). Local geology is shown on Figure 7-2

The Stuhini Group rocks are found in the cores of anticlines and represent the oldest known rocks in the area. These rocks are composed of a thick sequence of volcanic and sedimentary rocks of Upper Triassic (Norian) age, interpreted as the products of a volcanic arc. The volcanic Stuhini Group rocks are generally pyroxene-bearing, a contrast to the well-defined early crystallized hornblende phenocrysts commonly found in the Lower Jurassic Hazelton Group volcanic rocks. Kasper and Metcalfe noted that the re-evaluation of bedrock mapping in the Homestake Ridge area in 2002 resulted in the assignation of some lithologies on the property to the Stuhini Group.

The Hazelton Group overlies the Stuhini Group. The Lower Jurassic Hazelton Group is represented by a lower unit comprising massive, hornblende+feldspar-phyric andesitic to latitic ignimbrites, flows and associated volcanic sedimentary rocks. Overlying these intermediate volcanic rocks is the Lower-Middle Jurassic Eskay Creek stratigraphy composed of marine felsic volcanic rocks and associated epiclastic sedimentary rocks and fossiliferous clastic sedimentary rocks. Kasper and Metcalfe noted that rocks of similar lithology and stratigraphic relationship have been identified in the Homestake Ridge area.

The dominant local intrusive rocks are of Cretaceous to Eocene age associated with the Coast Plutonic Complex. However, intrusive rocks identified in the Homestake Ridge area are hornblende+feldspar phyric and resemble Early Jurassic Texas Creek Suite rocks, which are related to important mineralization elsewhere in the Stewart Complex. Important analogous deposits in the region are summarized in Table 7-1.

Important local deposits include the Dolly Varden-Torbrit Silver camp located 10 kilometres south of the Homestake Ridge property, which produced 19.9 million oz Ag and 11 million lbs of Pb, and various properties in the Stewart area such as Red Mountain, Granduc, Silbak-Premier and Brucejack Lake. Some of the mineralization on the Homestake Ridge property is thought to be similar in age and genesis to the VMS deposit at Eskay Creek, located about 115 km to the north-northwest.

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TABLE 7-1 LOCAL ANALOGOUS DEPOSITS

Homestake Ridge Project
Producer	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)

Brucejack Lake	30.4	13.5	64.1

Red Mountain	1.26	8.0

SNIP	1.2	26.7	10.2	0.208

Silbak-Premier	4.3	13.0	273

Eskay Creek	2.65	48.4	2152	0.5	2.5	4.2

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FIGURE 7-2 LOCAL GEOLOGY

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7.3	Property Geology

This section is derived from Kasper and Metcalfe (2004), Knight and Macdonald (2010) and the results for mapping on the property by Homestake Resource Corporation over the last several years. Property geology is shown on Figure 7.3. The southern part of the property has been omitted from this map because no property scale geological mapping has been conducted on these claims. They were staked in December 2012 and became part of the property, (for details see section 4.2)

The Homestake Property covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group. The Hazelton Group rocks on the Homestake property mark a transition from a high-energy volcanic dominated lower stratigraphy through a hiatus and into a fining sequence of volcanic tuffs and sediments punctuated by bi-modal mafic and felsic volcanism and finally into fine clastic sedimentation of the Salmon River Formation (Upper Hazelton Stratigraphy) and the Bowser Lake Group (Evans and Lehtinen, 2001). This sequence hosts many sulphide occurrences and extensive areas of alteration on the property which are associated with the Lower to Middle Jurassic stratigraphy.

The oldest lithology on the property is marine sediments believed to be related to the Upper Triassic to Lower Jurassic Stuhini Group (unit LS). Sediments within this package vary from thinly bedded black mudstone-siltstone to grey sandstone to pebble to cobble conglomerates.

Overlying the Stuhini sediments is a complex series of volcanic, sedimentary and intrusive rocks of the Hazelton Group. The Lower Hazelton rocks comprise fine-grained to feldspar-hornblende phyric volcanic and volcaniclastic rocks of andesite to latite/trachyte composition (unit LF), and may include some phases of hypabyssal monzonite. This lower stratigraphy of the Hazelton extends along the length of the Homestake Ridge from the Main Homestake to the Vanguard Copper showings and is the host rock and footwall sequences to the three known mineral deposits, the Main Homestake, Homestake Silver and South Reef zones as well as numerous other showings. Porphyritic monzonite dykes and hypabasal domes (unit MONZ) intrude the Stuhini sediments and are believed to be coeval with the Lower Hazelton volcanic rocks. Greig et al (1994) has related the Lower Hazelton Group feldspar-hornblende porphyry volcanic package to the Goldslide Intrusions at Red Mountain and refer to them as Unit Jkg on the regional scale.

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Thin, locally discontinuous units of matrix supported, feldspar-phyric volcanic breccias (unit MSB) and hetrolithic debris flow with tuffaceous and mudstone to sandstone interbeds (unit DF) cap the lower volcanic stratigraphy and are in turn unconformably overlain by maroon to green andesitic and dacitic volcaniclastic rocks and tuffs (unit PC) which form much of the central part of the Homestake Ridge property. These polylithic andesitic and dacitic pyroclastic to epiclastic rocks contain discrete mafic flows, tuffaceous beds and debris flows. This andesitic volcanic package has been equated to the Betty Creek Formation (Evans and Macdonald, 2003) and mapped as unit Jmp by Greig et al (1994).

The cessation of Hazelton volcanism and continued sub-basin development resulted in a rapid facies changes into calcareous sandstones, grits, and conglomerates progressing upwards to thinly laminated and alternating beds of black graphitic and pyritic mudstones and light grey siltstones or very fine-grained sandstones (possible “pyjama beds”) correlated to the Salmon River formation (unit US). These sediments form a band of rock which unconformably overlie the volcanic flows and conglomerates of the underlying stratigraphy from the toe of the Kitsault Glacier southeast along the margins of Homestake Creek on the eastern side of the property. A tongue of these sediments infills a basin which formed to the southeast of the Homestake Silver Deposit. The fining-up nature of this unit reflects the general fining up nature of the Salmon River Formation as it progresses into the Bowser basin, and reflects the development of a large scale basin at the end of Hazelton volcanism (Evans and Lehtinen, 2001).

In the northern part of the property at the headwaters of Homestake Creek, rhyolitic volcanic rocks (unit RHY) occur at the base of the Salmon River sediments. Greig et al (1994) mapped this unit as Jd and suggested a correlation with the Mount Dilworth Formation of the Eskay Creek area. The rhyolites are light to dark grey, massive and vary from aphanitic to fine-grained feldspar porphyritic banded flows to tuffs and breccias. Pyrite is ubiquitous throughout, occurring either as fine dissemination or infilling fractures and joints. A series of Mafic Dykes (unit Md) with chilled margins and an elevated Niobium signature were encountered intruding the Hazelton Group Rocks in the Homestake Silver Zone. Similar dykes have been mapped at surface intruding the Lower Hazelton Stratigraphy. These dykes are of unknown age.

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The eastern part of the property is dominated by grey, interbedded siltstones and sandstones thought to be part of the Middle to Upper Jurassic Bowser Basin Group (unit BG) which conformably overlie the thin bedded graphitic argillites of the Salmon River formation (noted as JBRA in the regional geology map).

Structure on the property largely reflects NE-SW compression that has continued from the Jurassic to present day (Folk and Makepeace, 2007), recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy resulting in a marked unconformity between the lower and upper Hazelton rocks. Similar features were noted by Greig (1992) near Kinskuch Lake located 15kms to the east-southeast.

This compressional tectonics has resulted in an antiformal (or horsted) block of Triassic and lower Jurassic stratigraphy in the western side of the property and a synformal (graben-like) block of middle to upper Jurassic rocks on the eastern side of the property. In the southeastern part of the property, these two regimes are separated by a northwest-striking, westerly dipping structure known as the Vanguard fault.

Uplift and local extension of the lower stratigraphy may have occurred during the same Early Jurassic compressional event. The earliest period of movement along the Vanguard fault may have occurred at this time.

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Northwest-southeast oriented normal faults occur along the northeastern slopes of Homestake Ridge and locally represent the southwestern wall of the “Hazelton Basin”. These faults would have been active from the Early to Middle Jurassic as pyroclastic and volcanic flows of the PC unit infilled the basin. Mineralizing fluids which lead to the deposition of the gold and silver deposits on the Homestake Property are thought to have been channelled along these faults. Northeast-southwest faults offset the Hazelton Group volcanic and older sedimentary rocks throughout the property. Younger Tertiary extensional faults may have been superimposed on these faults.

Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension (Evans and Lehtinen, 2001).

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FIGURE 7-3 PROPERTY GEOLOGY

N
Main Homestake Zone
Homestake Silver Zone
South Reef Zone
LEGEND
Fault (undiff)
Vanguard Fault
Contact
Lithological Units
Bowser Lake Group
Hazelton Group
Stuhini Group
Unit US: Upper Sedimentary Package
Unit LS: Lower Sedimentary Package
0
0.5
1
kilometres

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7.4	Mineralization

This section of the report has been derived from Knight and Macdonald (2010) and Folk and Makepeace (2007) and recent News Releases from Homestake Resource Corporation.

Numerous mineral occurrences are present on the Homestake Ridge property. Six zones have been delineated and will be described in detail below. These are the Homestake Zone, South Reef zone, Vanguard Gold and Copper Zone, Sericite Zone, Dilly Zone and North Dome Zone.

7.4.1	Homestake Zone

The Homestake Zone comprises the Main Homestake and Homestake Silver deposits and has been tested by about 15 historic trenches, three historic adits and a total of 188 drillholes with an aggregate depth of 53,879m.

7.4.1.1	Main Homestake Deposit

The Main Homestake deposit consists of a series of silica to silica-carbonate-chlorite altered lenses and hydrothermal breccias, which have a northwest strike and dip moderately northeast at slightly steeper than the topographic dip-slope. Gold and silver mineralization occurs with pyrite, chalcopyrite, and lesser galena and sphalerite in stronger areas of silica alteration or hydrothermal brecciation within zones of sericite-pyrite altered feldspar-hornblende phyric volcanic rocks. Only along the southwestern flank of the Main Homestake deposit does lower grade gold mineralization penetrate up into the overlying package of basinal filling volcano-sedimentary and andesitic rocks which comprise the “hanging wall” sequence. Native gold along with pyrargyrite and acanthite have been observed hosted within quartz veins and quartz-carbonate hydrothermal breccias in drill core.

The Main Homestake deposit as currently known is about 700 m long and has been traced down-dip by drilling for a distance of about 500 m. At the surface, the northwestern extent of the mineralization is obscured by a glacier; while to the southeast surface geochemistry indicates that the zone continues towards the Homestake Silver deposit 700 m to the southeast. Widths of the Main Homestake Zone vary up to about 60 m (approximate true width) and are defined by assay grades due to the diffuse nature of the mineralization. Gold distribution appears to be inhomogeneous and grades display a great deal of local variability. The zone has a complex form which may consist of a faulted series of lenses and related steeply dipping feeders. To date, 128 diamond holes, totalling 29,643m have been drilled in and around this zone.

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7.4.1.2	Homestake Silver

Located 300 m to the southeast of the Main Homestake zone, the Homestake Silver deposit is comprised of a series of northwest trending, vertically to subvertically dipping hydrothermal breccias. Mineralization occurs as galena-sphalerite+silver in contrast to the gold enriched chalcopyrite seen the Main Homestake deposit. Modeling indicates that the Homestake Silver deposit can be traced over 700 metres strike and 550 metres down dip. The Homestake Silver area has been tested by 60 diamond drillholes for an aggregate length of 24,214m.

In 2010 five holes, totalling 1,659 m, were drilled in what has been dubbed the “Homestake Connector” zone. This zone is located southeast of the Main Homestake and northwest of the Homestake Silver zones.

7.4.2	South Reef

The South Reef deposit is located approximately 800 metres to the south-southwest of the Homestake Silver deposit. Gold mineralization is variably associated with strong quartz-chlorite alteration, pyrite and minor base metal sulphides interspersed with intervals of sericite + pyrite alteration in two en-echelon, northwest-trending sub-vertical mineral zones that can be traced with drilling for over 250 metre strike-length and 250 metres dip. Several base-metal enriched intercepts are identified up-section from the gold-enriched zone but have yet to be fully defined by drilling. To date, 14 diamond holes, totalling 4,431m have been drilled in and around this zone

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7.4.3	Vanguard Cu and Au Zones

Located approximately 2.5 km southeast of the Homestake Zone, the Vanguard is a 1,800 m long, 150 m wide structural zone hosted in various pyroclastic and volcanic rocks. This area has undergone extensive exploration including 36 trenches and short adits. Most showings are located within a northwest striking, subvertically dipping zone containing diffuse sulphide veins, stockworks, sulphide breccia zones, and calcite-barite veins related to pervasive chlorite alteration. Gold-enriched mineralization occurs in the northern part of this belt and adjacent to and up-section from the South Reef gold zone. To the south, the mineralization is characterized by high grade copper with gold and silver (Folk and Makepeace, 2007). Homestake Resource drilled 13 holes in this area for a total 3286 m aggregate depth.

7.4.4	Sericite Zone (Gold Reef, Fox Reef)

Located in a large area southwest of the Homestake Zone, the Sericite Zone comprises over 50 mineral occurrences hosted within pervasively sericite-pyrite altered FHP intrusives and volcanic rocks. These occurrences bear the historic names of Tip Top, Foxreef, Goldreef, Matilda, Silver Tip among others. Gold is found in quartz-calcite-barite veins up to six metres wide with pyrite+chalcopyrite+galena+sphalerite mineralization. Geochemical surveys show an anomalous north-south trend along the volcanic-FHP contact (Folk and Makepeace, 2007). Homestake Resource drilled 15 holes along the Goldreef – Foxreef trend for a total of 3,630 m aggregate depth.

7.4.5	Dilly and Dilly West Zones

Historic zones named Cascade Falls, Lucky Strike, Silver Crown, and Camp Zone are collectively known as Dilly and Dilly West and occur southwest of the Homestake zones. Exploration has been active in this area with over 40 pits, trenches, and adits excavated (Figure 10-1). The zones are hosted by silicified mudstones and siltstones overlying rhyolites.

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Mineralization consists of syngenetic sulphide bands anomalous in Au, Ag, As, Bi, Pb, Zn, Hg, and Sb. The zones are stratiform and display a linear trend with strike lengths of 1,500 m for the Dilly Zone and 600 m for the Dilly West Zone. The underlying rhyolite is cross-cut by veins with similar mineralization to the sulphide bands and these veins are interpreted to be “feeders”. Stratigraphically above the sediments is a thin, silicified and mineralized rhyolite pyroclastic. Silica decrease on the north end of the Dilly Zone, and base metals and barite occur within the sediments. Also present is semi-massive to massive arsenopyrite within sulphide stockwork and FHP sills (Folk and Makepeace, 2007).

7.4.6	North Homestake Zone (North Dome)

The North Homestake Zone is described as a large sericite-pyrite-silica altered felsic dome approximately 3.2 km north of the Homestake Silver deposit and occupies a 125 ha area. The geology is massive feldspar-phyric, fine grained felsic volcanic rock of dacite to latite composition that occurs in the upper part of the volcano-sedimentary stratigraphy. Sheeted northeast trending pyritic fractures occur in the strongly silicified southern and western margins. These fractures are strongly anomalous in pathfinder elements such as As, Sb, and Hg.

The upper contact of the rhyolite is projected to be in contact with sediments that are thought to be analogous to those at Eskay Creek. However, the Kitsault Glacier partially obscures the projected two kilometre contact. Previous drilling of this horizon by Homestake in 2009-10 intersected thick intervals of altered felsic rocks and strong silver enrichment over 10’s of metres in two holes. Previously, an attempt was made in 2002 by Teck Resources Ltd. to drill test this geological target, but the hole was abandoned.

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8	Deposit Types

The following section has been derived from Folk and Makepeace (2007) and Bryson (2007).

The Homestake Ridge property lies within the highly prolific Iskut-Stewart-Kitsault Belt that is host to several precious and base metal mineral deposits. Homestake Ridge has over 80 mineral occurrences on the property related in the emplacement of intrusive stocks and felsic domes into the volcanic-sedimentary host rocks.

Diverse mineralization styles on the property include stratabound sulphide zones, stratabound silica-rich zones, sulphide veins, and disseminated or stockwork sulphides. Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism and commonly occurs with zones of pyrite-sericite alteration. A later, less significant, mineralizing event occurred in the Tertiary and is characterized by ankerite-calcite-pyrite veins. Numerous models can be proposed for the area and local deposits present a broad range of characteristics.

Mineralization displays characteristics of both epithermal gold and VMS deposition. Stratabound and vein (or replacement) mineralization is present that contains values in Ag, As, Au, Cu, Hg, Pb, Sb and Zn (Folk and Makepeace, 2007). The property geology is considered to be favourable for the discovery of “Subaqueous Hot Spring Au-Ag” or “Low Sulphidation Epithermal Au-Ag” type deposits.

The “Subaqueous Hot Spring Au-Ag” deposits, of which Eskay Creek is an example, are formed by “hot spring” fluids venting into a shallow water environment. These deposits may contain large, textureless massive sulphide pods, finely laminated, stratiform sulphide layers and lenses, reworked clastic sulphide sedimentary beds, and epithermal style vuggy breccia veins with coarse sulphides and chalcedonic silica. As such, they share characteristics of both VMS and epithermal deposits.

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“Low Sulphidation Epithermal Au-Ag” deposits, of which Silbak-Premier is an example, are typically emplaced within a restricted stratigraphic interval with one kilometre of the paleosurface. Mineralization near surface takes place in hot spring systems with deeper, underlying hydrothermal conduits. Typically, mineralized zones are localized in structures but may occur in permeable lithologies. Veins may exhibit open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding, and multiple brecciations. Deposits are commonly vertically zoned from a base metal poor Au-Ag-rich top to an Ag-rich base metal zone over a vertical range of 250 m to 350 m. The silver-galena-sphalerite veins of the Homestake Silver Zone exhibit many of these features.

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9	Exploration

9.1	Historic Exploration

Previous exploration on the Homestake Ridge property has been detailed in Section 6, History. The past programs are summarized in Table 9-1.

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TABLE 9-1 HISTORIC EXPLORATION

Homestake Ridge Project

Year	Company	Zone	Drilling	Other Exploration

1918	Mineral Claims Development Company (later Consolidated Homestake Mining and Development Company)	Homestake		Surface and underground work (unspecified)

1937 to 1939	British Lion Mines Ltd	Homestake		Smith and Myberg adits; trenching at Myberg

1947	Unknown	Vanguard (Nero claim)		Cross-cut adit

1964 to 1979	Dwight Collison (prospector)	Homestake (Lucky Strike)	58.2 m in seven holes	Surface trenching; minor underground work

1966	Canex Aerial Exploration Ltd.	Vanguard		Prospecting, geochemical sampling, EM surveying, chip sampling

1967	Amax Exploration	Vanguard		Technical examination

1979	Newmont Exploration of Canada Ltd.	Wilberforce		Mapping; magnetic and Max- Min surveys; 595 soil samples; 82 rock samples

1981	Caulfield Resources Ltd.	Vanguard		102 soil samples; 5.25 km of ground magnetics

1984	Homeridge Resources Ltd.	Homestake		Property visit

1986	Cambria Resources Ltd.	Homestake		Geological mapping; lithogeochemical sampling; IP, trenching

1989 to 1991	Noranda Exploration Company Ltd.	Homestake and Vanguard	1,450.05 m in 12 holes	Silt, soil and rock sampling; magnetic, IP and resistivity surveys; geological mapping

2000	Teck Cominco Ltd. (now Teck Resources Ltd.)	All zones	4,374.6 m in 21 NQ holes	Geological and geochemical surveys; trenching

2003- 2012	Bravo Ventures Group. (now Homestake Resource Corporation)	All zones	71,026m in 252 NQ2/BTW holes	Data compilation, geological, geochemical and geophysical surveys

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9.2	Homestake Resource Corporation Exploration

9.2.1	2003 Exploration

Homestake Resource conducted a 36 day exploration program that comprised two phases. The first phase consisted of field evaluation of significant occurrences on the property. The second phase was the follow-up drilling of the most prospective targets. Eleven drillholes (1,002 m aggregate depth) yielded 303 drill core samples. An additional 40 surface samples were taken and sent to ECO-Tech Laboratories Ltd. (Eco-Tech) in Kamloops, BC (Macdonald, 2003). Drilling will be discussed in Section 10.

9.2.2	2004 Exploration

Homestake Resource contracted CMG to conduct exploration work which encompassed an 8.65 line km grid with 313 soil samples collected at 25 m spacing. A total of 39 rock samples were also collected. These samples varied from chip samples to float samples. Reconnaissance mapping at a 1:2000 scale was done over the northwestern portion of the grid. Detailed mapping was done at a 1:1000 scale along a series of old trenches that ran subparallel to the grid baseline. Trench mapping was also done at a scale of 1:200. A magnetometer survey was started but not completed over the grid. Measurements were taken every 25 m and one anomaly was outlined despite some data being lost (Kasper and Metcalfe, 2006). No drilling was done in 2004.

9.2.3	2005 Exploration

Seven prospects were targeted in the 2005 field season. These were the Main Homestake, the Dilly and Dilly West zones, the Goldreef-Foxreef area, the Vanguard Au and Vanguard Cu showings, the Silver Crown and North contact area.

Homestake Resource, through CMG, conducted a 42-day exploration program including surface diamond drilling, reconnaissance surface mapping, and sampling to follow up on results obtained during the 2004 program. An additional 28 soil samples were collected from extensions of the 2004 soil grid.

Homestake Resource drilled eleven holes with an aggregate depth of 1,646 m that yielded 348 core samples. Samples were submitted for 37 element Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) analysis, with Fire Assay and Metallic Screen analysis on high grade samples and those exceeding the detection limit of the original analysis.

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9.2.4	2006 Exploration

Localized mapping and sampling was carried out by CMG over four days on claims 377241 and 251427 using a Garmin 12 XL GPS unit (NAD83 datum) for survey control. Located southwest of the 2006 drill targets, the mapped area was 400 m by 700 m in extent with less than 40% outcrop exposure due to heavy snow accumulations. Twenty-one rock samples were collected during this small mapping program. Drilling comprised 28 BTW drill holes for a total of 6,594 m in two phases and will be discussed in greater detail in Section 10.

9.2.5	2007 Exploration

Early in 2007, Homestake Resource initiated an in-fill sampling and relogging program designed to standardize lithological terminologies from the previous three programs. An additional 1,090 core samples were taken and the historic drill logs were updated. This program temporarily ran concurrent with the 2007 drill program and was a component of the 2007 data package.

Drilling in 2007 comprised 28 drillholes for a total of 9,323 m on three targets. A total of 3,195 core samples were collected and submitted for analysis.

9.2.6	2008 Exploration

The 2008 field program comprised three days of mapping around Vanguard Copper and the drilling of 42 diamond drillholes for an aggregate length of 8,724 m. Seven rock samples were collected while mapping.

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9.2.7	2009 Exploration

The 2009 exploration program comprised helicopter-borne AeroTEM III electromagnetic and radiometric surveys over the entire property, in-fill sampling of drill core, geological mapping, rock sampling, and diamond drilling. A total of 517 samples were collected from previously unsampled sections of the core from the 2003, 2005, 2006, and 2007 programs. An additional 156 rock samples were collected in the course of the geological mapping program. The diamond drilling program comprised 13,548m in 48 holes.

The AeroTEM III survey was successful in highlighting new anomalous zones and confirming and defining the known deposit area. The additional core and rock sampling programs helped to better define the nature and scope of mineralization on the Property while the diamond drilling lead to a new estimation of Mineral Resources.

9.2.8	2010 Exploration

Exploration work in 2010 comprised 48 NQ2 core holes for a total of 18, 083m. Drilling was predominately in the Homestake Silver zone, and to a lesser extent on the Goldreef/Fox Reef trend. Minor amounts of drilling were conducted on the East Valley, North Dome and Vanguard target areas. A total of 3,195 core samples were collected and submitted for analysis. Results from this work lead to an update of the Mineral Resources at the Homestake Silver deposit. Soil Sampling and geological mapping was also conducted in three areas, along the southwestern edge of the Dilley/Silver Crown, the eastern slope of the Vanguard Copper showing and in the Black Diamond area in the southeastern corner of the property. 555 soil samples were collected along with 159 rock samples.

9.2.9	2011 Exploration

In 2011, 7366m in 23 NQ2 core holes were completed and resulted in a the discovery of a new mineral deposit located 800 metres to the southwest of, and parallel to, the previously discovered Main Homestake and Homestake Silver deposits. This area, known as the South Reef target was tested by three holes with all three intersecting +30g/t gold mineralization.

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Additional drilling was completed in the area of Homestake Silver deposit. A total of 3,242 core samples were collected and submitted for analysis.

Fieldwork in 2011 also included surface IP geophysics, mapping, soil sampling and surface channel sampling were conducted over the property. Seven IP lines totaling 13.54 line-kilometres, were surveyed over several areas of the property specifically to the south of the Main Homestake and Homestake Silver deposits. One hundred and thirty samples were collected along the two of the lines at nominal 25 metre stations in between the Homestake Silver and Vanguard Gold zones. Channel sampling was also undertaken within the trenches in the Main Homestake Deposit. A channel measuring 5cm by 5cm was cut using a Stihl rock saw and extracted by using a hand sledge and a chisel or hatchet. A total of 117 channel samples were collected from 17 locations.

9.2.10	2012 Exploration

During 2012, the Company completed 4,741 metres of drilling in 13 drill holes. The program consisted of two phases, with the second phase being funded by Agnico-Eagle Mines Limited ("Agnico-Eagle"). The first phase was conducted at the South Reef target, which is located approximately 800 m to the southwest of, and on a parallel mineralized trend to, the Main Homestake deposit and the Homestake Silver deposit. The second phase tested shallow, on-strike projections of the South Reef target as well as several other targets on the property. The program is discussed in more detail in Section 10 of this report.

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10	Drilling

Homestake Resource has completed a total of 71,026 m of diamond drilling in 252 holes on the Homestake Ridge property. The field work was managed by Coast Mountain Geological Ltd. Historic drilling, by previous operators, is described in Section 6, History.

To date drilling on the Homestake Ridge property has achieved the following goals:

•	delineated Indicated and Inferred Mineral Resources at the Main Homestake deposit;

•	delineated Inferred Mineral Resources at the Homestake Silver deposit;

•	delineated Inferred Mineral Resources at the South Reef deposit;

•	tested other sites of anomalous mineralization and historic work;

•	tested AeroTEM III airborne geophysical anomalies.

•	tested ground IP Geophysical anomalies

The core size was initially BTW (48.5 mm dia. ), but in 2008 was switched over to NQ2 (50.6 mm dia.). In 2009, the majority of holes drilled were NQ2 with one hole reduced to BTW. All 2010 holes were drilled with NQ2 size core.

Logging protocols have remained generally consistent through all of Homestake Resource’s programs. Diamond drill core was transported by helicopter from the drills to the logging facility, presently located at the unincorporated town of Alice Arm. Logging for the earliest holes was carried out at the Timber Baron (VanDyke) Camp, situated at km 110 on BC Provincial Highway 37.

The camp and core logging facilities were occupied continuously while drilling was underway, and the core was kept in a secure locked compound. The core is presently stored in a secure warehouse facility in Prince Rupert.

The holes were quick-logged by a geologist. The quick logs included a brief description of lithology, alteration and mineralogy, as well as a description of any significant structural characteristics. The core was photographed and stored pending more detailed logging.

10-1

Detailed core logging included description of lithology, mineralization, type and intensity of alteration, vein mineralogy and component percentage, breccia intensity, fracture intensity and structural components such as faults, fractures, contacts, bedding, cleavage (primary and secondary) and veining, measured relative to the core axis. Geotechnical logging includes recovery, rock quality designation (RQD) and, occasionally, specific gravity. Petrographic studies were done in 2006, 2007, and 2008 and encompassed 53 specimens of drill core from various locations of interest.

Generally, core recovery is observed to be very good, and there are no concerns with regard to sampling.

Prior to 2008, drillhole collars were surveyed by Bennett Land Surveying Ltd. of North Vancouver, BC. From 2008 through to early 2009, collars were located by Allnorth Consultants Ltd. of Prince George, BC. Later in 2009, surveying duties were assumed by Peter Thompson, an independent contractor from Galiano Island, BC. Drill collars were located using a Garmin GPS, and chain (slope compensated) and compass from known survey points (Bryson, 2007).

Downhole surveying for the early holes consisted only of acid dip tests. Starting in 2006, drillholes were surveyed for downhole azimuth and dip using a RANGER Single Shot tool at 30 m to 60 m intervals (approximately 50 m on average) during drilling or upon completion. In 2010, drill holes were surveyed using a RANGER Explorer Multi-shot tool giving continuous readings of dip, azimuth and magnetic susceptibility downhole. The multi-shot tool was also utilized for the 2011 and 2012 drill programs.

The drillhole collar elevations were compared to the surface topography and found that, generally, the collars were in agreement with the surface. Two historic holes (HR03-11 and HR03-07) and one recent hole (HR09-149) deviated from the surface digital terrain model (DTM). In author’s opinion, the elevations of these holes will not materially affect the Mineral Resource estimate.

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10.1	Homestake Resource Drilling

10.1.1	2003 Drilling

A total of 1,002 m were drilled in eleven BTW holes by Aggressive Diamond Drilling Ltd. of Kelowna, BC (Aggressive). Targets included several shear-hosted gold and silver-rich polymetallic vein systems in the Main Homestake area and VMS prospects in other parts of the property.

Noranda had drill tested the vein immediately underneath a high grade surface occurrence but failed to duplicate the surface results. Homestake Resource intersected 9.8 g/t Au and 9.8 g/t Ag over 3.1 m as well as a broad zone of up to 43 m of 0.7 g/t Au and 10.2 g/t Ag during follow-up drilling.

The author notes that a downhole survey tool was not used for this program, but hole dips were measured using acid tests at the end of the holes only.

10.1.2	2005 Drilling

Eleven BTW drillholes for an aggregate depth of 1,646m were drilled by Aggressive targeting Main Homestake mineralization. The purpose of the program was to follow up on the intersections encountered in 2003. Significant intersections include 40.4 g/t Au, 0.3 g/t Ag, and 0.87% Cu over 1.6 m in one hole and 10.9 g/t Au with 0.44% Cu over 8.0 m.

As in 2003, acid dip tests were used for downhole surveys.

10.1.3	2006 Drilling

Drilling in 2006 comprised 28 BTW drillholes in two phases for an aggregate depth of 6,594 m. Phase one of drilling was performed by Aggressive (Holes HR06-23 to HR06-38). The second phase of drilling was subcontracted to Top Rank Diamond Drilling Ltd. (Top Rank) and Prospector Drilling, both of Ste. Rose du Lac, MB (Holes HR06-39 to HR06-50).

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10.1.4	2007 Drilling

A total of 28 BTW holes were drilled for an aggregate depth of 9,323 m by Top Rank (HR07-51 to HR07-78) on three targets. Main Homestake was tested by 22 holes for 8,356 m, while Homestake Silver had three holes drilled to an aggregate depth of 688 m. The third target, Vanguard Gold, had four holes cored for a total of 523 m.

10.1.5	2008 Drilling

Drilling was conducted by Top Rank and Bodnar Drilling Ltd. (Bodnar) of Ste. Rose du Lac, MB, and comprised 42 holes for an aggregate depth of 8,724 m (HR08-79 to HR08-120). Main Homestake was tested by 35 holes (7,105 m). Drilling on Homestake Silver comprised three holes for a total depth of 964 m. Two holes were drilled on Vanguard Gold for 382 m and two holes were drilled on Vanguard Copper for an aggregate depth of 272 m. Twenty-five holes were drilled with BTW sized core and 17 holes were NQ2-sized.

10.1.6	2009 Drilling

The exploration program for 2009 comprised 48 NQ2/BTW diamond drillholes for an aggregate depth of 13,548 m. The campaign was conducted by Top Rank and Bodnar. Twenty-two holes were drilled in the Main Homestake Zone for an aggregate depth of 4,837 m, with four holes terminated before reaching their intended target. One hole (HR09-123) was collared with NQ2 but switched to BTW downhole before being abandoned.

Twenty diamond drillholes tested the Homestake Silver Zone for a total of 7,172 m drilled, with two holes abandoned before reaching their planned depth. Three holes were drilled between the Main Homestake and the Homestake Silver zones for a total of 764 m. One hole was aborted.

One hole tested a portion of the North Dome exploration target based on the 2009 airborne geophysical survey. Located 3,200 m north of the Homestake Silver deposit, the hole intersected elevated concentrations of silver over tens of metres with intervals of elevated base metals, primarily lead, and zinc. Two holes were collared in footwall rocks of the Goldreef zone, 500 m west of Homestake Silver. No significant values were encountered (Homestake Resource Corporation, 2010).

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10.1.7	2010 Drilling

Homestake Resource drilled 18,083 m in 48 NQ2 diamond holes on targets in the Homestake Silver system as well as adjacent zones including Foxreef/Goldreef, East Valley, North Dome and Vanguard Copper. The work was carried out under contract by Bodnar Drilling.

Twenty-six holes were drilled in and around the Homestake Silver Zone (includes the Homestake Connector) for an aggregate depth of 12,125 m. These holes were drilled as step-outs to expand the known Inferred Mineral Resources. The campaign was successful in extending the known deposit at depth and to the NW towards the Main Homestake Zone. Some new Ag-rich hanging wall zones were discovered and tested further in 2011.

Drilling on the Fox Reef zone, located approximately 600 metres southwest of the Homestake Silver Zone, intersected a series of narrow silver-lead-zinc veins with erratic gold values. Drilling on the Fox Reef and Goldreef zones totalled 3,477 m in 14 holes.

Other targets drilled in 2010 were the East Valley anomalies, (4 holes for a total of 1,295m) the North Dome, (2 holes for a total of 641m) and Vanguard Copper, (2 holes for a total of 544m.) All the exploration holes on these other targets hit anomalous pathfinder elements and the holes at Vanguard Copper also averaged approximately 0.1g/t Au for their entire length, which Homestake considers to be encouraging.

The 2010 exploration program was successful in extending the limits of known mineralization at the Homestake Silver Zone.

10.1.8	2011 Drilling

Exploration in 2011 comprised 7,366 m in 23 NQ2 diamond holes on targets in the Homestake Silver system as well as the Homestake Connector, Rambler and South Reef zones. The work was carried out under contract by Platinum Drilling of Winnipegosis, Manitoba.

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Seventeen NQ2 core holes totaling 5889 m tested step-outs and several hangingwall targets of the Homestake Silver deposit. Drilling confirmed silver-enriched mineralization in one of the hangingwall zones and extended silver- and gold-enriched mineralization in the Homestake Silver deposit several hundred metres to the southeast.

Four NQ2 core holes totaling 1251 m identified a new mineral deposit at the South Reef zone. Drilling identified a shallow copper-rich sulfide zone and a deeper gold-rich zone. Three of the four zones tested the gold-rich zone, with all three intersecting +30g/t gold mineralization. The fourth hole only tested the shallow, copper-rich sulfide zone.

One NQ2 core hole totaling 216 m tested the Rambler zone and did not return any anomalous values.

10.1.9	2012 Drilling

During 2012, Homestake completed 4,741 metres of drilling in 13 NQ2 core holes. The program consisted of two phases, with the second phase being funded by Agnico-Eagle Mines Limited. The first phase was conducted at the South Reef target. The second phase tested shallow, on-strike projections of the South Reef target as well as several other targets on the property.

Phase I drilling, which comprised five core holes totaling 1,248 m, doubled the strike length of the high-grade mineralized zone. Gold mineralization is variably associated with strong quartz-chlorite alteration, pyrite and minor base metal sulphides interspersed with intervals of sericite and pyrite alteration.

Phase II drilling, which comprised 13 diamond drill holes totaling 3,492 m, tested a 600 m strike-length of the South Reef target, some hanging wall zones, and a large geophysical anomaly located approximately 1,500 metres to the south-southeast of the 2011 drilling.

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FIGURE 10-1 DRILLHOLE LOCATIONS

462,000 mE
463,000 mE
464,000 mE
465,000 mE
466,000 mE
6,182,000 mN
6,181,000 mN
6,180,000 mN
6,179,000 mN
6,178,000 mN
6,177,000 mN
N
North Dome
Main Homestake and Homestake Silver Zones
Silver Tip
Gold Reef
Silver Crown
Fox
South Reef Zone
Vanguard Gold
Dilly Zone
Vanguard Copper
Dilly South
LEGEND
Contours, 10m interval
Drainage
Pre 2011 Drill Collar
2011/12 Drill Collar
Drill Trace
Homestake Ridge Property Boundary
Potential Access Road
BC Minfile Occurrence
2013 Resource Outline
0
500
metres

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11	Sample Preparation, Analyses and Security

11.1	Historic Sampling

The property has been explored by numerous historic trenches and adits. Homestake is not aware of any written procedures for sampling that predates Homestake’s acquisition of the property. However, insofar as the trenching and underground sampling were not used in the Mineral Resource estimate, they are not discussed in detail in this report.

On acquiring the property in 2003, HSR conducted several traverses to orient and ground-truth existing database sites such as drill collars and individual sampling locations. Homestake concluded that Teck’s sampling was accurately located, but discrepancies were found with respect to the Noranda, Cambria, and Newmont sampling. Generally, previous operators’ sampling sites were clearly marked with flagging, tags, and paint. Samples that could not be verified in the field were dismissed.

11.2	Homestake Resource Corporation Sampling

Homestake has conducted surface grab, chip, and soil sampling, plus diamond drilling on the property. A total of 417 grab and chip samples were taken from outcrops and old excavations. A total of eight-hundred and forty-seven soil samples were collected at 25 m to 50 m intervals along a series of lines spaced from 100 m to 200 m apart in the 2004, 2011 and the 2012 exploration programs. Soil samples were collected from the B horizon, where possible, and placed in Kraft paper bags.

Rock samples were placed in plastic sample bags with sample tags and sealed with zip ties. Sample locations were marked with metal tags and flagging tape. Samples were secured in a locked facility until they were transported by a local freight to the assay laboratory. The assay laboratories used are summarized in Section 11.3.

Drill core was delivered to the logging facility by helicopter where it was inspected by the logging geologist and subjected to a quick log. The quick log comprised a brief description of lithology, alteration and mineralogy, as well as a description of any significant structural characteristics. The core was photographed and stored for future comprehensive logging.

11-1

All drill core was logged for lithology, mineralization, type and intensity of alteration, vein mineralogy and component percentage, breccia intensity, fracture intensity and structural components such as faults, fractures, contacts, bedding, cleavage (primary and secondary) and veining, measured relative to the core axis. Geotechnical logging included recovery, rock quality designation (RQD) and, occasionally, bulk density.

Sample intervals, to a maximum length of three metres, were designated by the logging geologist based on lithology, mineralogy, alteration, and structure. Each sample was given an identifier from a three-part tag system. The core was cut in half longitudinally using a diamond saw, with one half being sent for analysis and the remaining half core remaining as a permanent record. One part of the waterproof tag was placed in the sample bag, one was placed with the remaining core at the start of the sample interval, and the third tag remained in the tag book as a reference. Unmarked standards and blanks were included in the samples submitted, roughly once in every 20 samples with a ratio of 2:1 standard to blank. Samples were secured in a locked facility until they were transported by local freight to the assay laboratory.

The core is stored at the core shack in Kitsault. All of the core has been transported by barge to Prince Rupert and placed in a storage facility and has been reviewed periodically by the primary author on several occasions most recently in January 2013.

HSR took bulk density measurements of the core, using a water immersion method. Intact core specimens were weighed in air, then on a pan immersed in a bucket of water. The weight of displaced water was determined by subtracting the wet weight of the sample from the dry weight. The density is the ratio of the dry weight to the weight of the water displaced by the specimen. A total of 7,330 bulk density determinations had been collected to the end of the 2012 program.

In the primary authors’ opinion, the core was transported, handled, and stored in a safe and secure manner. Sampling and logging procedures are appropriate for the deposit type and style of mineralization. The drill samples are representative of the mineralization.

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11.3	Assaying of Drillcore

11.3.1	2003 to 2006 Procedure

The primary laboratory for most of this period was Acme Analytical Laboratories Ltd. (Acme) of Vancouver, although Eco-Tech Laboratories Ltd. (Eco-Tech) of Kamloops, BC was the primary laboratory in 2003. One kilogram samples were crushed to 80% passing 10 mesh from which a 250 g split was taken. This subsample was homogenized, riffle split, and pulverized to 85% passing 150 mesh. A one assay ton (1 AT) split was taken and subjected to fire assay fusion (FA) with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) analysis for gold and silver. Samples above 10 ppm Au or 200 ppm Ag were rerun using AA with gravimetric finish. Base metals were also commonly run on over-limit samples (Bryson, 2007).

All samples were analyzed by ICP-MS for 41 elements. A 0.25 g sub -sample was digested in an acid solution of H2O-HF-HCLO4-HNO3 (2:2:1:1) and 50% HCl was added to the residue and heated. After cooling, the solutions were transferred to test-tubes and brought to volume using dilute HCl and then assayed.

Metallic analysis was done for over-limit samples during the 2005 to 2008 programs. Samples were crushed, pulverized, and a 500 g sub-sample was extracted. The samples were sieved and the +200 and -200 mesh fractions were collected and weighed. These fractions were assayed by FA with gravimetric finish. The final grade was calculated from a weighted average of the assays for the +200 and -200 mesh fractions.

11.3.2	2007-2008 Procedure

Initially, samples were sent to Acme, but in order to address processing delays, some samples were sent to International Plasma Labs Ltd. (IPL) of Richmond, BC, an ISO 9001:2000 accredited facility. The sample preparation consisted of:

•	Crushing samples to approx. 80% passing 10 mesh and the entire charge was reduced to 250 g by repeated splitting through a riffle splitter.

11-3

•	Ground the 250 g split using and Ring and Puck pulverizer until approx. 90% passes 150 mesh.

•	Rolling the split to ensure homogeneous particle distribution and transferred to a computer labelled sample bag.

A 1 AT aliquot was assayed by FA with AA finish. Samples with gold values greater than 1,000 ppb Au (over-limit) were re-assayed using FA with gravimetric finish. In addition to the FA, each sample was subjected to a 30 element analysis by (AR)/ICP with aqua regia digestion.

11.3.3	2009-12 Procedure

Acme was the primary laboratory for the 2009 and 2010 programs. Sample prep procedures consisted of a one kilogram split being crushed to 80% passing 10 mesh from which a 500 g split was taken. This split was pulverized to 85% passing 150 mesh (later 200 mesh). A 1 AT split was taken and subjected to FA with ICP-ES finish for gold and silver. Upper detection limit for this method is 10 ppm Au and 200 ppm for Ag. Any determinations that exceeded 10 ppm Au or 200 ppm Ag were rerun by AA with gravimetric finish. Over-limit samples were also commonly run for base metals using four-acid digestion and ICP-ES analysis. A 0.25 g split was taken for all samples and run by ICP-MS after three-acid (HNO3-HCl4-HF) digestion.

The primary author notes that no part of the sample preparation was conducted by HSR or its exploration team. In the Primary Author’s opinion, the assaying was done using conventional methods, commonly used and accepted within the industry and appropriate for the type of mineralization. The laboratories were certified commercial facilities. A reasonable practical level of sample security has been maintained throughout all of the drill programs.

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12	Data Verification

Homestake Resource Corporation (Formerly Bravo Gold Corp.) has employed an assay QA/QC program throughout all the exploration work conducted at Homestake Ridge. External assay QA/QC protocols employed by Homestake have included the inclusion of blanks and standards into the sample stream, along with 1/4-core duplicates and pulp duplicate reruns at an outside laboratory. The overall approach has remained generally consistent throughout all programs, with minor variations in the duplicate sampling, insertion rate of QA/QC samples, and the actual Certified Reference Materials (CRM’s) used.

Blank material was collected from a barren outcrop along the highway between Homestake’s camp and Stewart. CRMs were prepared by WCM Minerals (WCM) of Burnaby, BC. WCM provides the results of “round robin” testing between different laboratories used to determine the “best” value and tolerance limits of the CRMs. All the WCM standards start with PM or Cu in Table 12-1.

CRMs were also provided by CDN Resource Laboratories of Langley, BC. CDN provides the mean, standard deviation and %RSD data for their standards and uses a more rigorous statistical analysis meaning that their standards are more suitable for analysis of individual assays as well as groups of assays. Their confidence limit is a “between lab” 2 standard deviation limit. All the standards that start with ME, CM or GS in table 12-1 are CDN resource laboratories standards. A summary of the CRMs used since 2003 is shown in Table 12-1. Most of the standards are gold only, with the exception of Cu-162, ME-5 and CM 24.

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TABLE 12-1 REFERENCE STANDARDS Homestake Ridge Project

Standard	Element	Grade	Tolerance
Cu 162	Cu (%)	0.584	±0.034
	Au g/t	2.73	±0.226
PM 402	Au g/t	0.262	±0.077
PM 405	Au g/t	0.29	±0.030
PM 408	Au g/t	1.423	±0.158
PM 420	Au g/t	1.221	±0.108
PM 428	Au g/t	3.264	±0.469
PM 819	Au g/t	1.686	±0.192
PM 911	Au g/t	16.21	±1.680
PM 915	Au g/t	10.441	±0.507
PM 916	Au g/t	12.704	±0.282
PM 919	Au g/t	2.897	±0.331
PM 921	Au g/t	2.961	±0.208
GS 13A	Au g/t	13.20	±0.36
ME-5	Au g/t	1.07	±0.14
	Ag g/t	206.1	±13.1
	Cu (%)	0.84	±0.048
PM 450	Au g/t	0.56	±0.0756
PM 435	Au g/t	2.28	±0.18
CM 24	Au g/t	0.521	±0.084
	Cu (%)	0.365	±0.02
GS 2L	Au g/t	2.34	±0.36

For gold, both FA and ICP analyses were conducted. Results that were plotted for gold were the results derived by FA. For copper, the results are determined by ICP.

Homestake monitors the QA/QC results and requests re-assays where appropriate. Homestake has also reviewed the QA/QC data to ensure there were no systematic errors in the results. In the author’s opinion, the assay QA/QC protocols are adequate and consistent with industry standards. There are no concerns evident in the assay results that would preclude any of the data from use in Mineral Resource estimates.

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12.1	QA/QC PROTOCOLS

12.1.1	QA/QC Protocols 2003 - 2006

Internal laboratory QA/QC included certified reference materials as well as duplicates included with each batch. Acme used a computer program that randomly chose sample pulps for reanalysis by a secondary laboratory. Pulps from the assigned samples were submitted and analyzed for Au.

There were no duplicate assays of any kind run in 2003. Check duplicate samples from 2005 to 2008 were conducted by Global Discovery Labs (GDL) of Vancouver, BC, a subsidiary of Teck until its acquisition by Acme on July 29, 2009. GDL, while not ISO-accredited, did participate in the Proficiency Testing Program for Mineral Analysis Laboratories (PTP-MAL). PTP-MAL is an ISO 9001:2000 accredited program that is operated by the Canadian Certified Reference Materials Project (CCRMP), and meets recognized international standards for proficiency testing. Core duplicates were not collected in 2006.

Homestake inserted commercial Certified Reference Material (CRM) into the sample stream at a nominal rate of one standard every 40 samples with a blank approximately every 60 samples. Other QA/QC measures included a second split of reference core (quarter core duplicate) and, as mentioned above, pulp duplicates assayed by an outside laboratory. A total of 542 CRMs were introduced during the period along with 283 blanks. Pulp duplicate checks totalled 1,651 and there were 61 core duplicate assays.

12.1.2	QA/QC Protocols 2007-2008

For internal laboratory QA/QC, each batch of 22 samples included one internal standard or blank and a random reweigh of one of the 22 samples. The spectrometer was calibrated using three sets of Certified Standards and a blank. The samples were run in batches of 38 or less with one in-house standard and an acid blank. A known standard that best matched the characteristic of the samples was chosen and placed after the fifteenth sample and at the end of the batch. These known standards were observed very closely to detect any calibration drift. In addition, every 20th sample was rerun from the pulp stage and placed at the end of the batch for comparison.

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Sample preparation QA/QC consisted of choosing one pulverized sample per day to check in order to confirm particle sizing.

Bravo Gold’s external QA/QC was the same as for the period 2003 to 2006. A total of 247 standards and 132 blanks were processed during 2007 and 2008. No core duplicates were taken but 1,205 pulp duplicates were sent for check assay.

12.1.3	QA/QC Protocols 2009 –2010

Internal QA/QC procedures were similar to those in the previous year’s program, except that core duplicate sampling recommenced in 2009.

CRM’s were inserted into the sample stream at essentially the same rate as in previous years. A total of 221 standards and 83 blanks were run during the 2009 program. Forty-three core duplicates, and 466 check assays were processed. During 2010, 401 standards, 210 blanks, 189 core duplicates and 466 pulp duplicates were assayed.

Check pulp duplicate samples were sent to ALS Chemex (ALS) of North Vancouver, BC, an ISO 17025 accredited laboratory. The acquisition of GDL by Acme necessitated a change in secondary laboratories, so in 2009 ALS was chosen. The received pulps were screened to ensure that greater than 85% passed a 200 mesh screen. One assay-ton aliquots were assayed by FA with gravimetric finish.

12.1.4	QA/QC Protocols 2011-2012

Internal QAQC protocols were similar to 2009-2010. CRM’s were inserted into the sample stream at essentially the same rate as in previous years. A total of 170 standards and 94 blanks were run during the 2011 program. An additional 92 core duplicates, and 119 check assays were processed. During 2012, 128 standards, 78 blanks, 63 core duplicates and 49 pulp duplicates were assayed. If a standard or a blank failed that was within the same sample stream as any samples that affected the resource, then the sample series around it was sent for re-analysis.

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In 2011 and 2012, less pulp duplicates were assayed because only the areas around mineralization that may affect the resource were selected for checks. Checking was done at random within the mineralized zones at a rate of approximately one every ten samples. Check pulp duplicate samples were again sent to ALS Chemex (ALS) of North Vancouver, BC, an ISO 17025 accredited laboratory and a similar procedure was run for assaying as in 2009 and 2010.

12.2	QA/QC RESULTS

12.2.1	QA/QC Results 2003 to 2009 (From Rennie, 2011)

RPA reviewed the external assay QA/QC results in some detail for the 2010 resource estimate and Technical Report (Rennie, et al, 2010). A summary of that review is provided below. More details can be found in the 2010 RPA Technical Report, which is available on SEDAR.

12.2.1.1	Blanks

Results for blank insertions were plotted in general chronological order and reviewed for evidence of trends or persistent overlimit assays. Assay results from six elements were reviewed: Au, Ag, Cu, Pb, Zn and Mo. For Au, 26 samples returned assay values above Acme’s detection limit (DL) of 0.01 g/t Au, with 17 of those greater than three times the DL. For each failure, the samples preceding these were investigated and six were found to contain Au values greater than 10 g/t Au. RPA noted that the blanks that returned the highest gold value were preceded by samples that were at or slightly above the DL.

For Ag, 29 determinations exceed the DL of 0.1 g/t Ag, with 11 of those greater than three times the DL. Of these, four were preceded by samples greater than 10 g/t Ag. RPA noted that the blank material used was not certified and that some results may be attributed to minor amounts of Au and Ag in the blank. The blank failures did not trigger reassaying of the samples.

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For the other elements, Cu, Pb, Zn and Mo, the results showed a significant variability. For Pb and Zn, every blank assay determination was three times the laboratory DL for that element, with Cu only slightly better. The use of a non-certified blank, i.e., rock taken from what was thought to be a barren roadside outcrop, could have contributed to the failures. In the opinion of RPA, the blank material was not appropriate for an accurate assessment of contamination for Cu, Mo, Pb and Zn in the sample stream. RPA recommended the use of a certified blank to better assess the potential for contamination in the laboratory.

In RPA’s opinion, the blanks failures for Au and Ag were numerous enough to warrant some follow-up and increased vigilance. They were, however, not severe or persistent enough to materially affect the Mineral Resource estimate. RPA further noted, that over time the rate of failures had diminished to within an acceptable level.

12.2.1.2	Standards

Assay results for the standards were plotted on graphs in general chronological order and inspected to confirm if precision was within an acceptable range (Precision Charts). The acceptable assay range was defined by error limits that consisted of two standard deviations (SD) above or below the assayed mean for all the determinations.

The same assay results were plotted against the mean and tolerance limits (TL) reported by the CRM manufacturer to confirm if accuracy was within an acceptable range (Accuracy Charts). Error limits are conventionally defined as ±2 and ±3 times the TL. Two or more consecutive assays outside of 2-TL or one result outside of 3 TL is considered failure. Homestake used a more permissible limit of ±10% of the CRM mean value as its error limit.

Homestake investigated the samples that exceeded the tolerance limits and requested reruns of individual samples plus the bracketing samples on either side in the stream. In some cases, entire batches were re-assayed where consecutive standards failures were returned.

RPA noted that CRM PM 916 performed poorly with numerous failures above and below the TL. Given the poor performance of this CRM, RPA recommended that it not be used in the future.

In the opinion of RPA, no systematic bias was observed in the CRM results that would materially affect a Mineral Resource estimate. Homestake responded appropriately and in a timely fashion when assay QA/QC failures occurred.

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12.2.1.3	Core Duplicates

The results for six elements, Au, Ag, Cu, Zn, Pb and Mo, were compiled and plotted on scatter diagrams. Generally, repeatability was good with Au, Ag, and Mo showing good correlations between original and duplicate results. Other elements such as Cu, Pb, and Zn showed sensitivity to outlier values. Each had one original-duplicate pair that skewed results. When these outliers were removed, the remaining data showed good correlation.

The core duplicate data was subject to statistical analyses and plotted on Relative Difference (Thompson-Howarth) diagrams to look for evidence of bias. Generally, no bias was observed, but the values for gold displayed significant scatter below 4.0 g/t Au, which suggests poor repeatability that might adversely affect the accuracy of local block grades at low grades. However, in the opinion of RPA, this will not materially impact the global grades for the Mineral Resource estimate.

12.2.1.4	Check Assays (Pulp Duplicates)

The pulp duplicate data were examined by RPA and plotted on a scatter diagram to assess the repeatability of the assay results. The data were subjected to statistical analysis and plotted on a Relative Difference (Thompson-Howarth) diagram to investigate evidence of bias. In RPA’s opinion, there was reasonably good agreement in the assay results between the primary and secondary laboratories. There is no evidence of bias or unacceptably high scatter. RPA recommended that, for future programs, pulp duplicates include Ag and Cu determinations.

12.2.1.5	Metallic Screen Assays

As part of Acme’s assaying protocols, results that exceeded the upper DL for Au were reassayed by metallics screen analysis. Between 2005 and 2008, a total of 161 samples were reanalyzed, the results tabulated, and plotted on a scatter diagrams to assess Au repeatability. Gold assays showed good repeatability with a slight positive bias to higher results from metallic assays, especially at lower grades. In RPA’s opinion, this apparent bias was not significant enough to affect the Mineral Resource estimate.

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12.2.2	QA/QC Results 2010 (From Rennie, 2011)

RPA reviewed the external assay QA/QC results in some detail for the 2011 resource estimate and Technical Report (Rennie, 2011). A summary of that review is provided below. More details can be found in the 2011 RPA Technical Report, which is available on SEDAR.

Homestake tabulated and analyzed the assay QA/QC data for 2010, and provided the results to RPA in a series of Excel spreadsheets for review. The analytical methods used by Homestake were similar to those applied by RPA for the previous year’s results. Duplicate pairs were plotted on Scatter Diagrams, standards results were plotted on Accuracy Diagrams. Blanks results were not plotted.

12.2.2.1	Blanks

Only two samples were returned with values significantly above detection limit, and even these were very low. In RPA’s opinion, there were no concerns evident in the blanks results for 2010.

12.2.2.2	Standards

For the 2011 resource estimate, a similar standard analytical procedure was used to previous years, where Homestake submitted accuracy diagrams to RPA for review. RPA noted that there was a high standard failure rate, but relevant failed standards had been sent for reanalysis and the re-assayed batches did not differ much from the original, suggesting no issues with the database. They also recommended continued vigilance. For a detailed discussion of this, see the 2011 Resource Estimate and Technical Report.

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12.2.2.3	Core Duplicates

RPA plotted the results for gold and silver from the core duplicates on scatter diagrams and Relative Difference plots, as was done for previous years. Scatter was observed to be relatively high for gold, but otherwise there were no significant concerns with the core duplicate assays.

12.2.2.4	Pulp Duplicates

RPA reviewed the pulp check assays run at ALS as a check on the primary laboratory (Acme). There was excellent agreement for both gold and silver, and there were no concerns with the check assays.

12.2.3	QA/QC Results 2011-12

Review and analyses of QA/QC results for this period were carried out by Homestake personnel. Similar QAQC protocols were utilized by Homestake for the 2011-12 data as was used for the 2010 data. Blanks were tabulated and visually inspected for anomalous Au or Ag. Duplicates were tabulated and the percentage difference calculated for Au, Ag and Cu and standards were plotted on Accuracy Diagrams. Additionally, for this time period, graphs were plotted of the percentage relative standard deviation (%RSD) and of the moving average of the standards assayed over time. If the %RSD increased above 6% then the data was investigated and if necessary, samples were re-analyzed. Furthermore, if the moving average deviated too much from the standard mean value, this was also investigated.

12.2.3.1	Blanks

The blanks were tabulated and analysed for Au and Ag. The blanks were all from the same rock source. In cases where Au or Ag was deemed anomalous, the ICP signature of the blank was investigated to confirm there was not an error in sample labelling. If the contamination was deemed to be severe, the sample suite around the blank was sent for re-analysis.

Of the 172 blanks that were assayed in 2011/12, 58 contained detectable Au, but only four were greater than or equal to three times the lower detection limit, (5ppb,) with the largest being 27ppb Au. The highest sample was adjacent to a mineralized zone, possibly showing slight contamination but it was deemed to be within acceptable limits and not to materially affect the resource.

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Of 172 blanks used in the 2011-12 programs, 21 contained detectable silver, of which 5 were greater than three times the detection limit. All of these samples were within a zone of silver mineralization and it was deemed that one blank failure could materially affect the resource (5.7ppm Ag) due to contamination. This sample series was re-analyzed. The re-analysis returned a value of 0.5ppm Ag and the surrounding mineralized samples, which were re-analysed, returned values approximating the original assays. The blank still contained Ag, but within acceptable limits.

Overall, in the opinion of Homestake, the detectable Au and Ag in blanks are not high enough to materially affect the resource, except in a single case which was re-analyzed. Ongoing vigilance is recommended and any elevated Au and Ag values in the blanks should be further investigated.

12.2.3.2	Standards

Assays for standards were plotted up on Accuracy Diagrams as they were received. If a standard failed and was near a mineralized zone then the appropriate sample series was sent for re-analysis. Of the 18 standards used since 2003, (see Table 12-1,) 9 were used in 2011 and 2012. Statistics for each standard used is shown in Table 12-2.

Of the 298 standards assayed, 12 fell outside the 3SD tolerance limit for Au and 13 for Ag. No standard assayed was outside the 3SD tolerance limit for Cu. Table 12-2 shows the standards used in 2011/12 and the percentage variation from the mean as defined by the standard certificate. All elements in all standards fall within acceptable ranges except for Ag in standard CDN-CM-24. The average Ag value for this standard was 14.4% higher than the certificated average. This was not deemed acceptable, however none of these standards were inserted into sample streams that would materially affect the resource. It is recommended that this standard should not be used in future drilling programmes.

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TABLE12-2 STANDARDS - 2011/12 DRILLING AT HOMESTAKE RIDGE PROPERTY

Number of Standards	Standard Assays	Average ACME Results
31 (CDN-CM-24)	0.521g/T Au 4.1g/T Ag 0.365% Cu	0.536g/T Au or +2.9% 4.69g/T Ag or +14.4% 0.371% Cu or +1.6%
88 (CDN-GS-13A)	13.2g/T Au	13.35g/T Au or +1.1%
50 (PM-450)	0.56g/T Au	0.571g/T Au or +1.96%
49 (PM 435)	2.28g/T Au	2.28g/T
31 (CDN-GS-2L)	2.34g/T Au	2.407g/T Au or +2.9%
3 (CU-162)	2.73g/t Au 0.58% Cu	2.746g/t Au or +0.59% 0.585% Cu or +0.86%
39 (CDN-ME-5)	1.07g/t Au	1.12g/t Au or +4.67%
206.1g/t Ag (grav)	201.6g/t Ag or -2.18%
0.84% Cu	0.845% Cu or +0.60%
5 (PM-420)	1.22g/t Au	1.288g/t Au or +5.57%
2 (PM-428)	3.264g/t Au	3.295g/t Au or +0.95%

Figures 12-1 to 12-3 show the graphs generated to analyse standard CDN-GS-13A for 2011 and 2012 plotted in chronological order. This was the high grade gold standard used and serves as an example to the QAQC analysis method used.

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FIGURE 12-1 AU VALUES - STANDARD CDN-GS-13A FOR 2011/12 DRILLING

Figure 12-1 shows that there were only 4 samples outside the 3SD tolerance limit of the mean, although a number fell between 2SD and 3SD tolerance limits. None of the failures were within a mineralized zone and therefore they were not sent for re-analysis. Also, there does not look to be any positive or negative bias to the assays.

The moving average, (Figure 12-2) is slightly over the standard mean, but well within acceptable limits and the %RSD (Figure 12-3) also stays well within acceptable limits, despite the large negative failure observed in one sample.

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FIGURE 12-2 AU MOVING AVERAGE - STANDARD CDN-GS-13A FOR 2011/12 DRILLING

FIGURE 12-3 %RSD - STANDARD CDN-GS-13A FOR 2011/12 DRILLING

Standard CDN-ME-5 was again used for silver assays in 2011 but not in 2012. Gold analyses from this standard showed significant variably, with three of 39 samples falling outside of the 3SD tolerance limit. On further review of the standard certificate, it was noted that gold was given only provisional certification. The percentage RSD recorded for the 2011 dataset was 13.5% which is comparable to the %RSD values from the round robin analyses (0.92% to 19.35%) of the standard and was therefore deemed within acceptable limits. In the round robins on the certificate, the %RSD varied from lab to lab between 0.92 and 19.35% . For silver, all assays fell within the 3SD tolerance limit, although some were barely within this tolerance. Figure 12-4 shows the silver assay results for standard CDN-ME-5.

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FIGURE 12-4 AG VALUES - STANDARD CDN-ME-5 FOR 2011/12 DRILLING

The moving average for silver from CDN-ME-5 returned a Ag value of 201.6g/t, which is 2.23% less than the lab average and well within acceptable limits. The %RSD for the dataset was 4.43% which also falls well within acceptable limits.

Overall, the number of standard failures in 2011-12 was similar to 2010. Where necessary, surrounding samples were sent for re-analysis and compared with the originals. The re-run assays did not differ materially from the original analyses, which appears to confirm the integrity of the database. It is recommended, however, that the rigorous checking of the QAQC continues and if the rate of standard failures gets worse for any of the standards, the issue should be investigated and, if necessary, an alternative standard used.

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12.2.3.3	Core Duplicates

Core duplicates were tabulated and Au, Ag and Cu were plotted up on scatter graphs with a logarithmic scale. Figure 12-5 shows these graphs. R2 values were generally extremely good, with Au at 0.9146, (0.9931 if the highest sample is removed,) Ag at 0.9971 and Cu was less reliable at 0.6332, but, in Homestake’s opinion, this is due to sensitivity to outliers. Overall, there was excellent correlation between the duplicates and no significant concerns were observed.

FIGURE 12-5 SCATTER PLOTS - CORE DUPLICATE PAIRS FOR AU AG AND CU

12.2.3.4	Pulp Duplicates

Homestake reviewed the pulp check assays run at ALS as a check on the primary laboratory (Acme). There was excellent agreement for both Au, (R2 of 0.9934,) and Ag, (R 2 of 0.9987,) especially within the higher grade zones. There was only one check assay where ALS Au came in much lower than ACME Au and it does not fall within the resource envelope. This difference was not investigated, although it is presumably due to a nugget effect. Figure 12-6 is a plot of the original assays (ACME) against the check pulp duplicate assays (ALS) for gold and silver. Copper was checked as well and also had excellent correlation.

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FIGURE 12-6 SCATTER PLOTS - ORIGINAL ASSAYS WITH THE CHECK PULP ASSAYS FOR AU AND AG

12.3	Data Verification

Comprehensive data verification was performed by RPA both for the 2010 and 2011 NI 43-101 resource estimates (Rennie D et al. 2010, Rennie, 2011) Details of what was implemented can be found in these reports.

For the 2011/2012 data, Homestake and RPA conducted data validation procedures similar in some respects to those carried out for earlier drilling campaigns. The resource database was imported by Homestake into Gemcom SURPAC, which is a commercial, off-the-shelf software package for management and manipulation of exploration and mining data, very similar to Gemcom GEMS, but differing slightly in database management methodology. All samples and all tables in the database relevant to the resource estimate were audited using the database audit facility and no errors were found. As a secondary check, RPA extracted 4229 samples from the 2011-12 drilling results, representing 14.4% of the total samples in the database, and compared them to the original assay certificates. No errors were found (Rennie, pers. comm., 2013)

In Homestake’s opinion, the database is reasonably free of errors and acceptable for use in estimation of mineral resources.

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13	Mineral Processing and Metallurgical Testing

This section is copied verbatim from the June 2010 RPA Technical Report (Rennie, et al, 2010).

13.1	Metallurgical Testing

13.1.1	Main Homestake Deposit

Metallurgical test work has been undertaken by SGS Mineral Services in Lakefield, Ontario (SGS), under the close direction of Melis Engineering Ltd. (Melis). Melis issued five interim status reports throughout the test work program, which got underway in July 2009 and was essentially completed in April 2010. RPA has reviewed the work via the Melis reports as the test program progressed. In addition, SGS has issued three separate mineralogical reports.

The metallurgical test work has been preliminary in nature, with the initial objective of understanding the most amenable processing route. A number of different samples were created to spatially represent the different zones of the deposit and a number of different processing options have been investigated. These include:

•	Gravity concentration with whole ore cyanidation

•	Gravity/flotation of cleaner concentrate for sale to a smelter

•	Gravity/flotation of cleaner concentrate for sale to a smelter plus cyanidation of various flotation tails streams

•	Gravity/flotation of rougher concentrate/cyanidation of rougher concentrate

13.1.1.1	Samples

Four individual sub-composite samples were constructed representing four spatially distinct zones of the deposit:

•	Bodnar Upper Zone A (between 900 m and 950 m) – Composite BUA

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•	Bodnar Upper Zone B (between 840 m and 900 m) – Composite BUB

•	Middle Zone (between 780 m and 840 m) – Composite MZ

•	Silver Zone – Composite SZ

The Silver Zone has subsequently been referred to as the Silver Cap Composite to more accurately describe its location in the deposit. The Lower Zone (600 m to 650 m) is deeper mineralization which may be tested later. A fifth composite, the overall Homestake Ridge composite or Composite HR, was made from three of the sub-composites (BUA, MZ and BUB). The head grade assay analysis of the five composites is shown in Table 13-1.

TABLE 13-1 COMPOSITE SAMPLE ANALYSIS

Homestake Ridge Project

Composite	Mass (kg)	Au (g/t)	Ag (g/t)	Cu (%)	S (%)	Hg (g/t)

BUA	74	3.52	17.8	0.070	3.42	1.2

MZ	53	7.05	7.3	0.30	3.30	1.1

BUB	46	6.70	14.4	0.067	3.37	1.3

HR		6.24	12.7	0.14	3.25	1.2

SZ	26	12.4	1,366	0.068	5.10	18.4

Notes:

1.	Au and Ag assays reported are metallics assays. Fire assay values were typically higher, but metallics assays are generally considered more accurate.

2.	Composite HR is comprised of 40% BUA, 30% MZ and 30% BUB

The samples were prepared from quartered drill core. BUA was made up from samples from six drillholes, while MZ and BUB were made up from samples from eleven drillholes and five drillholes respectively. The HR composite was then constructed from blending of the BUA, BUB, and MZ composites.

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In RPA’s opinion, the selection of drillholes and intercepts in obtaining the sub-composite samples has been done in a reasonable manner. Composite HR is reasonably representative of a mineable resource head grade from the deposit.

Composite SZ was made up from samples from five drillholes but does provide a reasonable representation of the overall Silver Cap resource as the grade is significantly higher than that expected to be mined. It still provides an indication of the metallurgical response, but care must be taken in considering the results obtained from this sample.

13.1.1.2	Results

The test work at SGS was intended to be completed in three phases, however, only Phase 1 has been completed to date. The Phase 1 program included:

•	Mineralogy by QEMSCAN Gold and Silver Mineralogical Analysis by SEM/EDS and electron microprobe as well as submicroscopic gold analysis by SIMS

•	Gravity testing including gravity recoverable gold (GRG) testing

•	Flotation testing, including 11 batch rougher tests, 14 batch cleaner tests, and four locked cycle tests

•	Cyanidation testing, including nine tests on gravity tailings and three on flotation tailings.

•	Environmental testing

Test work focused on Composite HR. In summary, the initial assessment of four flowsheet options suggests that recovery of a combined gravity/flotation concentrate for sale to a smelter would be the simplest process and may prove the most economical, thus being the best option to pursue for future test work. A reasonable combined concentrate grade from this process is expected to be 200 g/t Au and 5% Cu. Silver concentration will depend on how much SZ material is blended in.

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In RPA’s opinion, based on the test work completed to date, the recoveries using this process route would be:

85% – 90% for gold

75% – 80% for silver

85% – 90% for copper

13.1.1.3	Mineralogy

The HR sample consisted mainly of potassium feldspar (KAlSi3O8) (35%) and quartz (28%), with moderate amounts of calcite and dolomite (7.8%) and pyrite (FeS2) (7.1%) . Clays, chlorite, other silicates and iron-titanium oxides, as well as chalcopyrite (CuFeS2) make up minor components. Trace amounts of sphalerite ((Zn,Fe)S), galena (PbS), arsenopyrite (FeAsS), and pyrrhotite (Fe1-xS) are also present.

Pyrite accounts for 92% of the sulphide present in the sample and is 79% free or liberated. Chalcopyrite accounts for 91% of the copper and tetrahedrite [(Cu,Fe)12Sb4S13] for 4.2% of the copper. Chalcopyrite is 88% free or liberated. The analysis indicated that liberation will require relatively fine grinding with the D50 size, being 50 microns for pyrite and 45 microns for chalcopyrite.

Gold and silver deportment show that gold is present as free particles, attached to or locked in particles in pyrite and silicate minerals. Numerous gold grains were observed, some as large as 100 microns. Submicroscopic gold accounts for just 3% of the gold.

Silver is present as native silver, electrum, kustelite, hessite, silver tetrahedrite, acanthite, pyrargyrite and as an alloy with antimony. Silver has a greater association with gangue minerals and tends to be locked up to a greater degree than gold.

13-4

13.1.1.4	Gravity Concentration

Three five kilogram samples of Composite HR ground to 165 micron P80 were tested for gravity concentration using a Knelson concentrator followed by a Mozley table. The concentrate was assayed and the tails collected and saved for further test work. For two of the tests, the gravity tailings were used for flotation test work while in the other test the gravity tailings were used for cyanidation testing. The gold recovery ranged from 23% to 37%, while the silver recovery was 7% to 11% in 0.17% to 0.28% of the mass. The concentrate assayed on average 780 g/t Au.

A single GRG test on Composite HR provided values of 51.2% for gold and 28.3% for silver. It is expected that approximately 35% of the gold and 20% of the silver could be recovered in a gravity circuit. Composite SZ behaved similarly to Composite HR.

13.1.1.5	Flotation

A total of 21 batch tests were completed on Composite HR (eight rougher tests, one scavenger test, two one-stage cleaner kinetics tests, and ten cleaner tests to produce a final grade concentrate). All of these tests were conducted on gravity tailings.

The best rougher kinetics results were achieved using PAX (potassium amyl xanthate), TNC-312 (a sodium diethyl dithiophosphate) and MIBC (methyl isobutyl carbinol). A primary grind size of 120 micron to 135 micron P80 provided the best results. Finer grinding did not improve the results.

Cleaner tests with no pH adjustments (lime) produced the best results obtaining a 3rd cleaner concentrate of 131 g/t Au, 261 g/t Ag, and 5.1% Cu with recoveries of 68% Au, 57% Ag, and 84% Cu. A concentrate regrind of 22 micron P80 provided the best results.

Two locked cycle tests (LCT) were completed on Composite HR with similar conditions to those used in the optimum batch cleaner test with a fourth stage of cleaning used. LCT-1 utilized a coarser primary grind and regrind of 230 micron P80 and 60 micron P80, respectively, compared to LCT-2 where the primary grind was 128 micron P80 and the regrind was 35 micron P80. The results from the locked cycle tests on Composite HR are shown in Table 13-2.

13-5

The results are fairly comparable, indicating there is little impact on metallurgical performance from varying grinding size, however, the stability of these tests was poor and they did not achieve the same concentrate grade as seen in the optimized batch test. Further work will be required to more accurately assess metallurgical performance and improve concentrate grade.

TABLE 13-2 COMPOSITE HR LOCKED CYCLE TEST RESULTS Homestake Ridge Project

			Grade			Recovery (%)
Test #	Mass (%)	Au (g/t)	Ag (g/t)	Cu (%)	Au	Ag	Cu
LCT-1

Concentrate	5.0	67.3	173	2.4	85.2	82.4	96.0

Tailings	95.0	0.62	2.0	0.005	14.8	17.6	4.0

Calc Head	100.0	4.18	11.1	0.13

LCT-2

Concentrate	4.9	67.6	178	2.8	85.7	85.1	95.2

Tailings	95.1	0.58	1.6	0.007	14.3	14.9	4.8

Calc Head	100.0	3.83	10.2	0.14

The concentrate from LCT-1 was analyzed for impurity elements. The concentrate is essentially a fairly clean pyrite concentrate, assaying 42% Fe, with a moderate amount of chalcopyrite. Impurities of note include 1.1% Zn, 0.58% Pb, and 12.6 g/t Hg.

A small amount of flotation testing was carried out on Composite SZ. Four batch tests and two locked cycle tests were completed. A test on Composite SZ gravity tails, under flotation conditions established for Composite HR, yielded a 4th cleaner concentrate assaying 66 g/t Au and 15,856 g/t Ag and 0.87% Cu at recoveries of 70% Au, 74% Ag, and 63% Cu. A differential Cu/Pb/Zn float yielded poor results due mainly to the low base metal grade of the sample. The locked cycle results are shown in Table 13-3.

13-6

TABLE 13-3 COMPOSITE SZ LOCKED CYCLE TEST RESULTS Homestake Ridge Project

			Grade			Recovery (%)
Concentrate	Mass (%)	Au	Ag (g/t)	Cu (%)	Au	Ag	Cu
		(g/t)
LCT-3	10.2	50.3	11,902	0.62	90.4	91.6	91.5

LCT-4	9.3	54.1	12,599	0.66	86.3	88.1	88.1

Impurities of note include 9.2% Zn, 3.88% Pb, and 124 g/t Hg, indicating this concentrate would be better suited to a lead/zinc smelter.

13.1.1.6	Cyanidation

Eight cyanidation tests were performed on Composite HR, as well as one carbon-in-leach (CIL) test and one carbon-in-pulp (CIP) test. The main focus was on leaching gravity tailings, with a total of seven tests completed. In addition, two tests were completed on batch flotation cleaner scavenger tails and one on batch flotation rougher scavenger tails. Two cyanidation tests were completed on Composite SZ gravity tailings.

An average of 87% cyanide gold extraction can be achieved from Composite HR gravity tails with a 48 hours leach time and 1.0 g NaCN/L free cyanide at pH >10.5 with a net consumption of 0.65 kg/t NaCN, and a lime consumption of approximately 0.5 kg/t CaO. The corresponding silver extraction from gravity tails averaged 49%.

13-7

The cyanidation tests on cleaner scavenger tailings indicated that an additional 2% of the gold could be extracted, while an additional 8% could be extracted from rougher scavenger tailings. The additional recovery is likely too low to be economic.

For Composite SZ, gold and silver extractions reached 84% and 80%, but only with extended leach times of approximately 200 hours. The abnormally long leach time, the high copper levels in the leach solution (257 mg Cu/L), and the relatively low extraction renders cyanidation an unsuitable option for the SZ mineralization.

13.1.1.7	Tailings Environmental Testing

A tailings sample from Composite HR LCT-2 was submitted for testing, including:

•	Modified Acid-Base Accounting (ABA) tests

•	Net Acid Generation (NAG) tests

•	Solids analyses

•	Liquid analyses and decant aging test

•	Short term leach test

•	Toxicity tests

•	Humidity cell tests

The ABA test on a Composite HR tailings sample resulted in a relatively high neutralizing with a Net NP of 79.7 t CaCO3/1,000 t. The NAG was 0.0 kg/t H2SO4, suggesting the flotation tailings have very low potential for acid generation. Leach tests and toxicity tests indicated there were no real problems. Humidity cell testing of Composite HR tailings products is continuing.

13-8

A tailings sample from Composite SZ LCT-4 was submitted for ABA and NAG testing. The Net NP of -29.3 t CaCO 3/1,000 t is low and strongly suggests the SZ tailings are acid generating. The NAG at pH 7.0 was 23.0 kg/t H 2SO4.

13.1.2	Homestake Silver Deposit

In May 2011 Kevin Scott, Principal Metallurgist of RPA - Vancouver office was asked to design and oversee a preliminary evaluation of processing options for mineralization from the Homestake Silver deposit. A total of 58 samples from eight holes from the 2010 drill core were taken for a total weight of ~87 kg on the basis of quartering 64 m of NQ2 core and an average density of 2.73. On a weighted basis providing an average grade of 3.7 g/t Au and 121g/t Ag (Pers. Comm., Kevin Scott, May, 2011). The average grade of the sample approximated the average grade of the 2010 Mineral Resource Estimate for the Homestake Silver zone, at a 3.0g/t AuEq cut -off, and is believed to be representative of average

The samples were collected and delivered to SGS Canada Ltd. in Vancouver, BC. The test work performed included mineralogical characterization as well as gravity, flotation and cyanide testing. The following is taken verbatim from the final report from SGS Canada dated March 8, 2013, under the project number 50150-001.

One master composite was submitted for characterization and testwork from the Homestake Silver (HS) zone. Head sample chemical characterization was completed on the composite and the main assay results are presented below in table 13-4:

TABLE 13-4 HS COMPOSITE ASSAY HEAD GRADE

Element	Au	Ag	Cu	Pb	Zn	S
Units	g/t	g/t	%	%	%	%
Value	3.43	119	0.03	0.17	0.20	3.92

Bond Ball Mill Work Index of the master composite was 17.5 kWh/t, putting it in the 77th hardness percentile amongst the samples in our database. The sample was characterized as hard.

13-9

Gravity concentration (Knelson concentrator followed by Mozley table) at a grind size of 75 μm recovered 54% of the gold and 21% of the silver from the whole ore.

Three rougher flotation tests were conducted to evaluate the performance of various collector combinations. A previous study on another deposit within the same property identified TNC 312 and PAX as the most favourable collector combination. The three rougher flotation tests confirmed that in terms of gold grade and recovery this collector combination did in fact outperform the other collector combination of TNC 312 and SIPX. TNC 312 and SIPX however did slightly better in recovering silver. TNC 312 and PAX was chosen as the collector combination going forward. The dosage used was 40 g/t each.

A series of four batch cleaner tests was completed on the gravity tailings. A three stage cleaning circuit with a cleaner scavenger stage was chosen because of its simplicity and conventionality. Regrinding the rougher concentrate for 10 minutes in a laboratory pebble mill improved the recovery for all the elements of interest (gold, silver, lead, zinc). The combination of gravity and flotation demonstrated the ability to recover 92% of the gold and 88% of the silver in the sample tested.

One locked cycle test at 75 μm was performed on the gravity tailings of this composite. The locked cycle test metallurgical projection is shown below, which includes the gravity concentration step prior to flotation. Gold and silver recoveries from the gravity and locked cycle test are 93% and 88%, respectively. Overall, the locked cycle test gave comparable results to the batch cleaner test. (Table 13-5)

TABLE 13-5 75µM LCT METALLURGICAL PROJECTION

Product	Weight	Assays %, g/t					% Distribution
	%	Pb	Zn	Au	Ag	S	Pb	Zn	Au	Ag	S
Gravity Conc	3.7	1.38	1.12	72.4	892.0	45.3	29.5	20.3	63.3	26.7	44.3
Cln 3 Conc	3.6	2.78	3.86	34.6	2126.9	44.9	57.6	68.0	29.3	61.7	42.6
Cln1 Scav Tail	16.3	0.05	0.07	0.70	28.8	1.85	4.7	5.6	2.7	3.8	8.1
Ro Tail	76.4	0.02	0.02	0.26	12.4	0.25	8.2	6.0	4.7	7.8	5.0
Head (calc.)	100	0.17	0.20	4.19	122.6	3.75	100	100.0	100	100	100
(direct)		0.17	0.20	3.43	119.0	3.92

Gravity + Flotation	7.2	2.07	2.48	53.9	1504.8	45.2	87.1	88.3	92.6	88.4	86.9

A total of seven cyanidation bottle roll tests were performed on the gravity tailings. The effects of primary grind size and NaCN concentration as well as the use or pre-aeration and lead nitrate were explored. Primary grind (of gravity tailing) affects gold and silver recoveries the most, with the finest grind size of 35 µm giving the best recoveries. Cyanide (NaCN) dosage of 1 to 1.5 g/L was found to be adequate. Likewise, the use of pre-aeration or lead nitrate does not improve recoveries. Gold recovery reached a plateau after 24 hours but silver recoveries increased over the next 24 hours and plateaued. Gold recoveries after 48 hours of leaching ranged from 84 to 88% and silver recoveries ranged from 70 to 88%. (Table 13-6)

13-10

TABLE 13-6 RECOVERY OF GOLD AND SILVER, GRAVITY + LEACH VS. GRAVITY + FLOTATION

Recoveries
	Gravity, %		Leach, %		Flotation,%		Overall
							Flowsheet, %
	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Gravity + Leach BG	60.6	8 24.9	84.9	79.2			94.1	84.4

- L1	60.6	24.9	88.8	88.3			95.6	91.2

BG 8 - L2	60.6	24.9	85.8	78.9			94.4	84.2

BG 8 - L3	60.2	27.3	84.2	72.1			93.7	79.7

BG 9 - L4	60.2	27.3	85.3	70.2			94.1	78.3

BG 9 - L5	60.2	27.3	84.8	73.4			93.9	80.7

BG 9 - L6	60.2	27.3	88.7	72.9			95.5	80.3

BG 9 - L7

Gravity + Flotation LCT	63.3	26.7			79.9	84.2	92.6	88.4

1	60.2	27.3			78.2	83.5	91.3	88.0

F8

Comparing gravity separation followed by leaching vs. flotation, and also taking into consideration the grind size of the leach/flotation feed, it is clear that gravity followed by flotation (LCT1) gave the best overall recovery for both gold (93%) and silver (88%). BG8-L1 would be the best gravity followed by leaching option, as it gave high overall recoveries (94% and 84% for gold and silver) at 75 µm.

Finally, leaching tests were performed on gravity concentrate as well as rougher flotation concentrate. 93% of the gold and 48% of the silver in the gravity concentrate can be recovered through leaching. In the case of the rougher flotation concentrate, 84% of the gold and 68% of the silver can be recovered through leaching.

13-11

14	Mineral Resource Estimate

14.1	Summary

RPA prepared an update of the Mineral Resource estimate for the Homestake Ridge Project using block models constrained by wireframe models. Grade for gold, silver, copper, arsenic and antimony were estimated into the blocks using Inverse Distance Cubed (ID3) weighting. Three block models, one for each of the three main deposit zones, were created using GEMS (Gemcom) software. Block size for all models was 5 m x 5 m x 5 m. The wireframe models were constructed in Surpac by Homestake personnel, working in consultation with RPA. The assay data comprised drilling and trench sampling results from programs conducted by Homestake.

The main areas of the deposit are the Homestake Main Zone (HM), the Homestake Silver Zone (HS), and the South Reef Zone (SR). The HM is the more copper-rich of the zones, with both gold-rich and silver-rich variants and an apparent trend for increasing copper content with depth. The HM consists of a broad corridor of sub-parallel anastomosing zones which strike approximately 137° and dip steeply to moderately to the northeast. Most of the zones dip at 75° to 80°, flattening to 45° in the central section between elevations 750 masl and 900 masl. Widths range from centimetre-scale to as much as four metres in true thickness. In places the zones are observed to jog abruptly in a left-lateral sense and this is interpreted to be due to cross-faulting. These disruptions can be in the order of 30 m or more. The HM has been traced on surface and in drill intercepts for a strike length of 750 m, and a vertical extent of just over 500 m.

Grades for gold typically range from 0.1 g/t to 2 g/t with some intercepts measuring into the hundreds of grams per tonne. Silver grades are generally in the 1.0 g/t to 100 g/t range, but often can be as high as hundreds and even thousands of grams per tonne. Copper content varies from parts per million to several percent, and mean grades are observed to increase significantly with depth.

The HS, located approximately 0.5 km southeast of HM, contains very little copper, and is, as the name suggests, relatively higher in silver content. The zone comprises a cluster of parallel structurally-controlled zones, striking approximately 135°, with near-vertical dips.

14-1

The individual sub-zones in the HS are narrower than the HM zones on average, but are more consistent in orientation with little or no undulation and only minor cross-faulting. The zone has been traced by drilling for a total vertical extent of approximately 600 m, along a strike length measuring just under 800 m. At the southeast extremity of HS, two near-vertical, east-northeast-trending faults are interpreted to have displaced the zones in an apparent dextral sense by as much as 100 m.

Silver grades at HS average 162 g/t, which is just over double HM at 72.6 g/t Ag and 43 times that of SR (3.8 g/t Ag) . Gold grades at HS typically range up to several g/t Au, and averaged 3.6 g/t Au in the samples contained within the interpreted zone boundaries. Copper content is comparatively low, although geochemically significant, and generally measures between 10 ppm and 500 ppm. There are elevated levels of lead and zinc, typically measuring in the 10 ppm to 1,000 ppm range, with some intercepts assaying as high as several percent lead and/or zinc. In RPA’s opinion, however, the lead and zinc are not consistently high enough in grade to contribute significantly to the project economics.

The SR zone comprises two narrow sub-parallel tabular bodies which strike at approximately 140° and dip 65° to the northeast. To date, only six holes have intersected significant mineralization, so characterization of the structure and grades is quite preliminary. The zones measure one metre to three metres in thickness and have been traced for approximately 300 m vertically and along strike.

Silver grades at SR are comparatively modest, averaging 3.8 g/t Ag in the vein samples. This is offset by relatively high gold values, which average 14.0 g/t Au.

All three zones have elevated arsenic and antimony contents, typically averaging in the tens to low hundreds of parts per million. The updated Mineral Resource estimate is summarized in Table 14-1. Tables showing the Mineral Resources by individual zone are provided in Appendix 2.

14-2

TABLE 14-1 MINERAL RESOURCES TO DECEMBER 31, 2012 Homestake Ridge Project

		Grade	Contained	Grade	Contained	Grade	Contained
Cut-Off	Tonnage	Au	Au	Ag	Ag	Cu	Cu
($NSR/t)	(Mt)	(g/t)	(Moz)	(g/t)	(Moz)	(%)	(Mlb)
Total Indicated
140	0.421	8.08	109,000	62.7	849,000	0.226	2,100,000
130	0.451	7.75	112,000	59.7	866,000	0.217	2,160,000
120	0.482	7.43	115,000	57.0	883,000	0.211	2,240,000
110	0.509	7.18	117,000	54.9	898,000	0.203	2,280,000
105	0.528	7.00	119,000	53.5	909,000	0.200	2,320,000
100	0.549	6.82	120,000	52.0	918,000	0.195	2,360,000
95	0.568	6.67	122,000	50.6	924,000	0.190	2,380,000
90	0.585	6.54	123,000	49.4	930,000	0.186	2,400,000
85	0.604	6.40	124,000	48.3	939,000	0.181	2,410,000
80	0.621	6.26	125,000	48.0	959,000	0.178	2,430,000
75	0.633	6.18	126,000	47.3	964,000	0.175	2,440,000
70	0.642	6.11	126,000	46.9	969,000	0.173	2,450,000
65	0.652	6.04	127,000	46.5	973,000	0.174	2,500,000

Total Inferred
140	3.70	6.05	721,000	129	15,400,000	0.126	10,300,000
130	4.05	5.75	748,000	124	16,100,000	0.121	10,800,000
120	4.47	5.42	779,000	117	16,900,000	0.118	11,600,000
110	4.94	5.09	810,000	111	17,700,000	0.117	12,700,000
105	5.27	4.87	826,000	109	18,500,000	0.115	13,400,000
100	5.60	4.70	846,000	105	19,000,000	0.113	14,000,000
95	5.99	4.52	870,000	101	19,400,000	0.113	14,900,000
90	6.43	4.32	893,000	96.8	20,000,000	0.113	16,000,000
85	6.77	4.19	911,000	93.6	20,400,000	0.111	16,600,000
80	7.15	4.03	927,000	91.5	21,000,000	0.108	17,000,000
75	7.51	3.90	942,000	89.4	21,600,000	0.104	17,300,000
70	7.77	3.81	951,000	88.3	22,000,000	0.102	17,500,000
65	7.96	3.74	957,000	87.3	22,400,000	0.101	17,800,000

Notes:

1.	CIM definitions were followed for Mineral Resources.

2.	Mineral Resources are estimated at a Net Smelter Return (NSR) cut-off value of US$85/t. Tonnage and grade at this cut-off is highlighted.

3.	Mineral Resources are estimated using an average long-term gold price of US$1,500 per ounce Au, US$27.00 per ounce Ag, and US$3.50 per pound Cu, with an exchange rate of C$1.00=US$1.00.

4.	The NSR value was calculated as described below in the text of this report.

14-3

14.2	Database

The sample database comprised diamond drilling results from the exploration work conducted by Homestake, along with trench channel samples. This database was provided to RPA in the form of an Access database, which was exported to ASCII and then imported into GEMS and validated. As of the cut-off date for the estimate (December 31, 2012), there were records for 252 drillholes in the database. One of these holes was a re-drill, and so the actual number is 251. RPA notes that several holes were drilled on exploration targets remote from the resource area and, therefore, were not included in the estimate. There were records for 29,277 sampled intervals in the database. Of these samples, 619 were contained within the interpreted zones (i.e. wireframes) in the HM, 436 in the HS, and 23 in the SR. Included among the sample data were tables for downhole surveys, lithology, and bulk density.

The assay table contained results for gold, silver, and copper along with the entire suite of elements from the Inductively Coupled Plasma (ICP) analyses. These results were indexed to hole and sample numbers, as well as the downhole from-to intervals.

Sample lengths ranged from 0.15 m to 3.35 m. Orientations of both the holes and the mineralized zones varied significantly, so the apparent widths of zones often differed substantially from the true width. However, in RPA’s opinion, the interpretations prepared by Homestake personnel have adequately taken these orientations into account, and the sampling is representative of the deposit grades.

14.3	Wireframe Models

Wireframe models of the mineralized zones were constructed using a nominal gold equivalent (AuEq) cut-off grade of 2.0 g/t AuEq over a minimum horizontal width of 2.0 m. Gold equivalence was derived from a simple ratio of the metal prices. The wireframe models were allowed to extend along strike and down dip to the next drillhole intercept, regardless of distance (generally 100 m or less owing to the drill spacing). On the external boundaries, the models were constrained to a nominal 50 m distance from the outermost intercept. Wireframes were constructed for 21 individual zones in HM, 20 zones in HS, and two in the SR (see Figures 14-1, 14-2, and 14-3).

14-4

FIGURE 14-1 MZ WIREFRAMES (VIEW LOOKING SOUTHWEST)

FIGURE 14-2 HS WIREFRAMES (VIEW LOOKING NORTH)

14-5

FIGURE 14-3 SR WIREFRAMES (VIEW LOOKING NORTH)

The wireframes were used to apply unique integer codes to the blocks and to the sample intervals, and to record the proportion of each block contained within the wireframes (termed a percent model). The integer codes were used to control which composites could be used in the interpolations for a particular zone. The percent models were used to refine the block tonnage estimates for each zone and minimize dilution. Tables of zone codes and wireframes are provided in Appendix 3.

The wireframe models also served to provide a means of assigning different average bulk densities to the various zones for tonnage estimation. The densities applied to each zone are also shown in Appendix 3. A discussion of the derivation of the average density values is provided below in the section entitled Bulk Density.

14.4	Sample Statistics

RPA carried out a statistical analysis of the sample assay results for Ag, Au, Cu, Sb, and As, as well as sample length. Statistics were generated for the global datasets in each of the principal zones, as well as the sub-domains described in Appendix 3. In some instances it was necessary to group sub-domains in order to have enough samples for a valid analysis. The results of this analysis for the global datasets are shown in Table 14-2. Summary sample statistics along with histograms and probability plots for the individual zones are provided in Appendix 4.

14-6

TABLE 14-2 SAMPLE STATISTICS

Homestake Ridge Project

Main Zone
	Ag	Au	Cu	Sb	As	Length
	(g/t)	(g/t)	(%)	(ppm)	(ppm)	(m)

Number	619	619	619	619	619	619

Mean	72.610	8.311	0.234	88.886	177.288	1.2444

Median	6.279	2.463	0.020	16.600	93.000	1.15

SD	385.489	36.750	0.586	320.488	284.938	0.5005

CV	5.309	4.422	2.509	3.361	1.607	0.4022

Min	0.050	0.003	0.0004	0.200	1.000	0.15

Max	6,798.00	696.41	6.959	4,000.00	3,599.50	3.35
HS Zone
	Ag	Au	Cu	Sb	As	Length
	(g/t)	(g/t)	(%)	(ppm)	(ppm)	(m)

Number	436	436	436	436	436	436

Mean	161.966	3.605	0.027	133.703	158.130	1.2087

Median	25.600	1.250	0.008	49.700	93.000	1.15

SD	544.319	9.952	0.058	250.953	198.702	0.3887

CV	3.361	2.760	2.149	1.877	1.257	0.3216

Min	0.400	0.003	0.0005	5.300	3.000	0.25

Max	9,027.00	129.46	0.460	2,369.10	1,827.00	3.00

14-7

TABLE 14-2 SAMPLE STATISTICS

Homestake Ridge Project

SR Zone
	Ag	Au	Cu	Sb	As	Length
	(g/t)	(g/t)	(%)	(ppm)	(ppm)	(m)
Number	23	23	23	23	23	23

Mean	3.784	13.970	0.058	4.804	49.794	0.957

Median	2.359	9.020	0.003	4.800	45.649	1.00

SD	4.079	17.092	0.189	1.894	27.642	0.3087

CV	1.078	1.224	3.273	0.394	0.555	0.3226

Min	0.100	0.070	0.0004	2.300	9.500	0.45

Max	17.10	58.10	0.890	11.60	168.00	1.00

RPA notes that the sample distributions are non-normal and are positively skewed. Sample distributions for some elements in some zones closely approximate a log-normal distribution, which is very common for deposits of this type. It is also noted that some of the zones display multi-modal distributions suggesting that the wireframe domains contain multiple populations. Generally, it is desirable to segregate all distinct sample populations, although this is not always practical. RPA recommends that additional interpretative work be carried out on the wireframe models to see if other grade sub-domains can be resolved within the existing geological framework.

14.5	Cutting of High Assays

As stated above, the sample distributions for all elements are moderately to strongly positively skewed. This can result in overestimation of interpolated block grades unless some measures are taken to moderate the skewness. A common method for dealing with this issue is the application of top cuts to the samples. The determination of appropriate top cuts is very difficult without production results for calibration. RPA carried out an analysis to determine reasonable top cuts for all of the zones.

14-8

This analysis included the following:

•	Inspection of histograms and probability plots

•	Generation of “cutting curves”

•	Decile analysis.

The histograms and probability plots can sometimes indicate specific higher grade samples or groups of samples that represent outliers to the general population. Top cuts can then be established to ensure that these samples are captured.

Cutting curves are created by plotting the capped mean grades at a range of top cuts against those cuts. This resulting plot will typically curve downwards with a decrease in the cap value until it becomes asymptotic to the y-axis. In RPA’s opinion, a reasonable top cut value generally falls along the flatter portion of the curve (see Figure 14-4) just before it curves downwards towards the y-axis. In the case of the example in Figure 14-4, this would be in the range of 3 g/t Au to 6 g/t Au.

14-9

FIGURE 14-4 EXAMPLE CUTTING CURVE

The decile analysis involves estimating the metal contained in the samples in the top ten percentiles of the sample distribution and gauging the effect on this metal content of capping at a range of values. The samples are ordered from highest to lowest and the relative metal contents are estimated by multiplying the sample grade by length. The cumulative metal contents are generated for the top ten percentiles and plotted. For some deposits, it has been determined that if more than 10% of the total metal content in the system is contained within the samples residing in a single percentile, then top cuts are warranted. The top cut can be determined by finding the value at which there are no percentiles which contain more than 10% of the total metal.

An example of a Decile Plot is shown in Figure 14-5. In this case, the top percentile appears to contain over 20% of the total metal content, which suggests that there is a risk of overestimation. At a top cut of 2,000 g/t Ag, the metal content for this percentile drops to 10%, indicating that the data set should be capped to at least that value prior to grade interpolation.

14-10

CZ 1.0 Percentile Analysis
HS - All Silver

FIGURE 14-5 EXAMPLE DECILE PLOT

In practice, RPA determined that when the data were subdivided into the various domains, there were not enough samples to conduct a meaningful analysis using the Decile Plots. Consequently, these diagrams were only used as a general investigative tool for the global data sets at HM and HS to confirm that top cuts were appropriate.

Based on the analyses described above, as well as experience with similar deposits, RPA selected top cuts for the various zones. These top cuts are listed in Table 14-3.

14-11

TABLE 14-3 TOP CUTS

Homestake Ridge Project

		Ag (g/t)		As (ppm)		Au (g/t)		Cu (%)		Sb (ppm)
			No.		No.		No.		No.		No.
Zone	Number	Cap	Capped	Cap	Capped	Cap	Capped	Cap	Capped	Cap	Capped
HSFW1	11	n/a		n/a		4.0	2	n/a		200	1

HSM1	85	2,000	1	n/a		20.0	2	n/a		650	3

HSM2	177	2,000	3	n/a		40.0	3	0.35	4	1,500	3

HSM3	121	500	2	n/a		45.0	2	0.35	1	n/a

HWHW	42	800	1	n/a		n/a		n/a		n/a

SR	23	n/a		n/a		40. 0	3	0.35	1	n/a

MHM	401	250	2	1,500	4	100. 0	4	3. 0	7	1,000	5

MHMZ	36	n/a		n/a		30.0	1	n/a		n/a

MHM_TR	26	n/a		n/a		100.0	1	3.0	1	1,000	1

MHSC	148	1,000	8	1,500	2	100.0	1	n/a		1,000	5

MHFW	8	n/a		na		n/a		n/a		1,000	1

The cuts were applied to the samples before compositing. The effect of applying the top cuts was to reduce the average grades typically by between 5% and 15%. In extreme cases, where the mean grades were overly sensitive to very high outliers, the reduction was significantly higher, at times as much as 40% or more. Table 14-4 shows how the unweighted mean sample grades were affected by the top cuts for gold, silver, and copper.

14-12

TABLE 14-4 EFFECT OF TOP CUTS

Homestake Ridge Project

		Ag (g/t)			Au (g/t)			Cu (%)
	Raw	Capped		Raw	Capped		Raw	Capped
Zone	Mean	Mean	% Diff.	Mean	Mean	% Diff.	Mean	Mean	% Diff.

HSFW1	n/a			1.73	1.64	-5.1%	n/a

HSM1	266.72	184.04	-31.0%	2.71	2.09	-22.9%	n/a

HSM2	186.51	172.59	-7.5%	3.90	3.76	-3.7%	0.0348	0.0340	-2.5%

HSM3	50.93	47.17	-7.4%	5.14	4.02	-21.8%	0.0283	0.0274	-3.2%

HWHW	185.40	169.74	-8.4%	n/a			n/a

SR	n/a			15.85	14.28	-9.9%	0.0555	0.0320	-42.3%

MHM	16.62	14.29	-14.0%	9.86	7.77	-21.2%	0.34	0.32	-6.5%

MHMZ	n/a			5.61	5.01	-10.7%	n/a

MHM_TR	n/a			16.68	12.14	-27.2%	0.81	0.80	-2.3%

MHSC	279.21	148.04	-47.0%	6.95	5.57	-19.9%	n/a

MHFW	n/a			n/a			n/a

14.6	Compositing

The cut samples were composited to a nominal 2.0 m length. The zones are often narrow, and a rigid 2.0 m composite length would have produced a high number of “orphans”, which are short remnants at the margins of the wireframe models. In order to eliminate the orphan composites, the compositing parameters were adjusted to allow the software to distribute the orphan sample length equally across all composites in an intercept. So for example, if the intercept length was 5.5 m from hanging wall to footwall contact, instead of two 2.0 m and one 1.5 m composite, the software would produce two equal-length composites of 2.75 m apiece. This produced a range of composite lengths between 2.0 m and 4.0 m. RPA conducted an analysis to determine if the composite length was correlated in any way with grades. No correlation was found. In RPA’s opinion, the variable composite lengths should not impart a bias to the grade interpolation.

14-13

Global composite statistics for all three zones are provided in Table 14-5. Histograms and probability plots for HM and HS are provided in Appendix 5.

14-14

TABLE 14-5 COMPOSITE STATISTICS

Homestake Ridge Project

Main Zone
	Ag	Au	Cu	Sb	As
	(g/t)	(g/t)	(%)	(ppm)	(ppm)

Number	317	317	317	317	317

Mean	46.322	6.501	0.214	66.273	185.869

Median	8.382	3.138	0.035	21.631	103.168

SD	131.591	10.832	0.396	123.835	219.146

CV	2.841	1.666	1.846	1.897	1.179

Min	0.297	0.019	0.0007	1.696	2.710

Max	996.10	94.76	2.496	990.53	1,520.12

HS Zone
	Ag	Au	Cu	Sb	As
	(g/t)	(g/t)	(%)	(ppm)	(ppm)

Number	212	212	212	212	212

Mean	118.266	3.605	0.027	133.703	147.025

Median	29.205	1.250	0.008	49.700	90.013

SD	221.119	9.952	0.058	250.953	163.962

CV	1.870	2.760	2.149	1.877	1.115

Min	0.623	0.003	0.0005	5.300	12.630

Max	1,579.93	129.46	0.460	2,369.10	12.63

SR Zone - Insufficient number of composites

14.7	Geostatistics

RPA carried out geostatistical analyses on the capped and composited samples for gold, silver, and copper in the databases for HM and HS. There were not enough composites in SR to generate variograms. The results were often difficult to interpret and yielded orientations counter to the interpreted structural directions, which rendered them highly suspect. Gold did not yield coherent variograms in either HS or HM. At HM, even with the major axis forced into alignment with the mineralized zones, silver yielded a model with the semi-major axis oriented counter to the interpreted strike and dip. The variogram for the semi-major axis direction for copper was not coherent.

14-15

RPA was able to generate interpretable results for copper and silver at HS by forcing the axes directions to the observed strike and dip of the zones. A summary of the variogram models is provided in Table 14-6.

14-16

TABLE 14-6 VARIOGRAPHY

Homestake Ridge Project

Homestake Main
					Orientations			Ranges

Metal	Model	Nugget	C1	Major	Semi	Minor	Major	Semi	Minor
				097/-	358/-
Ag	Sph	0.27	0.73	59	06	084/30	165	69	40

Au	Could not be interpreted

				133/-
Cu	Sph	0.20	0.80	11	056/51	214/37	165	109	109

Homestake Silver
				Orientations				Ranges

Metal	Model	Nugget	C1	Major	Semi	Minor	Major	Semi	Minor
					035/-
Ag	Sph	0.27	0.73	137/00	89	047/0.4	206	109	9

Au	Could not be interpreted

					039/-
Cu	Sph	0.17	0.83	137/00	90	227/0.5	194	117	8

Notes:

1.	The semi-major axis for the HS copper variogram model was not clearly defined. It is estimated only.

2.	Gold variograms did not yield a coherent model.

14.8	Search Parameters

In the geostatistical analyses conducted for the 2010 estimate, a coherent variogram model for gold at HM was obtained. It measured 80 m x 35 m x 20 m, oriented with the major axis plunging slightly to the south of the down-dip direction. The model ranges for silver and copper in both 2010 and the present analyses were significantly larger (see Table 14-6). In RPA’s opinion, for multi-element estimates such as this one, the element with the shortest range should dictate what the search distances should be. For the 2010 estimate, this range was set from the gold variogram model at a maximum of 75 m. For this estimate, the maximum range was extended to 100 m, and the interpolations were run in three passes. In the first pass, the search ellipsoid measured 30 m x 30 m x 10 m. For the second and third passes, the search distances were increased to 50 m x 50 m x 15 m and 100 m x 100 m x 25 m, respectively. RPA notes that the 100 m ellipsoid was rarely, if ever, required for the interpolations as almost all blocks were captured within the 50 m range. The 75 m range was retained, however, for classification of Inferred Mineral Resources.

14-17

For HS, the search was oriented such that the major and semi-major axes were parallel to a vertical plane striking 135°. The SR search ellipsoids were also oriented at a strike of 135°, except with a dip of 80°NE. At HM, the mineralized zones are deformed and display a range of strikes and dips. Seven different orientations were used for the HM search ellipsoids. The orientations are listed below:

1.	MHM1 – 140/-76NE

2.	MHM2 - 140/-40NE

3.	MHM3 - 170/-40NE

4.	MHM4 - 140/-70NE

5.	MHM5 - 140/-20NE

6.	MHM6 - 120/-65NE

7.	Other - 135/90

The block grade interpolations were constrained to a minimum of three and maximum of eight composites for the first two passes, with a minimum of one and maximum of five for the third. In all passes, the interpolations could use only up to two composites from a single drillhole.

14-18

14.9	Bulk Density

Bulk density measurements collected by Homestake field personnel were used to estimate the densities for each of the zones. The density measurements were taken using a water immersion method on intact pieces of drill core. Results for a total of 12,623 density determinations were provided to RPA, although only a relatively small proportion of these measurements were taken in the mineralized zones. The total number of density measurements taken on core from within the zones was 1,559. For each zone, the average of the measurements from that zone was used as the block density. If a zone had no measurements, then the global average was used. Table 14-7 below lists the density values used for the tonnage estimates.

14-19

TABLE 14-7 BULK DENSITY Homestake Ridge Project

Homestake Main
Zone	Code	Wireframe	Folder	SG
MHM_tr	1000	mhm_trench_1	MHM-1	2.77
MHM_a	1001	mhm_a_1	MHM-1	2.76
MHM_b	1002	mhm_b_1	MHM-1	2.79
MHM_c	1003	mhm_c_1	MHM-2	2.85
MHM_d	1004	mhm_d_1	MHM-3	2.78
MHM_e	1005	mhm_e_1	MHM-2	2.78
MHM_f	1006	mhm_f_1	MHM-3	2.72
MHM_g	1007	mhm_g_1	MHM-1	2.81
MHM_h	1008	mhm_h_1	MHM-1	2.79
MHM_i	1009	mhm_i_1	MHM-3	2.77
MHMz_a	1010	mhmz_a_1	MHMZ-1	2.77
MHMz_b	1011	mhmz_b_1	MHMZ-1	2.70
MHMz_c	1012	mhmz_c_1	MHMZ-1	2.77
MHSC_a	1020	mhsc_a_1	MHSC-1	2.69
MHSC_b	1021	mhsc_b_1	MHSC-1	2.72
MHSC_c	1022	mhsc_c_1	MHSC-1	2.74
MHSC_d	1023	mhsc_d_1	MHSC-1	2.73
MHSC_e	1024	mhsc_e_1	MHSC-2	2.79
MHSC_f	1025	mhsc_f_1	MHSC-2	2.79
MHSC_g	1026	mhsc_g_1	MHSC-3	2.77
MHFW	1030	mhfw_1	MHM-1	2.77
Homestake Silver
Zone	Code	Wireframe	Folder	SG
HSM1a	2015	hsm1_a_1	HSM1	2.84
HSM1b	2025	hsm1_b_1	HSM1	2.84
HSM1c	2035	hsm1_c_1	HSM1	2.84
HSM2a	2016	hsm2_a_1	HSM2-2	2.80
HSM2b	2026	hsm2_b_1	HSM2-1	2.77
HSM2c	2036	hsm2_c_1	HSM2-1	2.66
HSM2d	2046	hsm2_d_1	HSM2-1	2.76
HSM2e	2056	hsm2_e_1	HSM2-2	2.73
HSM2f	2066	hsm2_f_1	HSM2-2	2.73
HSM2g	2076	hsm2_g_1	HSM2-2	2.73
HSM2h	2086	hsm2_h_1	HSM2-1	2.73
HSM3a	2017	hsm3_a_1	HSM3-1	2.70

14-20

TABLE 14-7 BULK DENSITY
Homestake Ridge Project

HSM3b	2027	hsm3_b_1	HSM3-2	2.70
HSM3c	2037	hsm3_c_1	HSM3-1	2.70
HSM3d	2047	hsm3_d_1	HSM3-2	2.70
HSM3e	2057	hsm3_e_1	HSM3-2	2.70
HSFW1	2001	hsfw1	HSFW1	2.71
HSHW1	2014	hshw1_1	HSHW	2.85
HSHW2	2024	hshw2_1	HSHW	2.85
HSHW3	2034	hshw3_1	HSHW	2.85
South Reef
Zone	Code	Wireframe	Folder	SG

SRa	3001	sra_1	SR	2.75
SRb	3002	srb_1	SR	2.75

14.10	Block Models

Three separate block models were created: one for each of HM, HS and SR. All were arrays of blocks measuring 5 m x 5 m x 5 m and rotated by 45° relative to the survey grid so as to be aligned with the general strike of the mineralization. Block model geometries are summarized in Table 14-8.

TABLE 14-8 BLOCK MODEL GEOMETRIES
Homestake Ridge Project

Main Zone
Origin	X:	463129.3

	Y:	6179000

	Z:	1125

Model Size	Rows	80

	Columns	205

	Levels	135

14-21

TABLE 14-8 BLOCK MODEL GEOMETRIES
Homestake Ridge Project

Homestake	Silver
Zone Origin		X:	463800

		Y:	6178200

		Z:	900

Model Size		Rows	95

		Columns	200

		Levels	130

South Reef Zone
Origin		X:	463693.9

		Y:	6177106

		Z:	1200

Model Size		Rows	95

		Columns	170

		Levels	130

The models were constructed using GEMS software, which is a commercial package commonly used in the industry. A separate model (called a “folder”) was created for each domain, as defined in Table 14-7. Block variables stored in the folders included:

•	Rock code

•	Percent inside the wireframe

•	Gold grade (g/t)

•	Silver grade (g/t)

•	Copper grade (%)

14-22

•	Antimony grade (ppm)

•	Arsenic grade (ppm)

•	NSR value

•	Resource class

•	Anisotropic distance to the nearest composite

•	Number of composites used in the estimate

•	Average distance to the nearest composite

The percent model stores the proportion of each block contained within the wireframe model. Grades were estimated and stored for the “ore” component of each block only. GEMS volumetric calculations were configured to report only the undiluted mineralized portion of the block models.

Cross section and level plan views of the block models are provided in Appendices 6 and 7.

14.11	Validation

The model was validated by the following means:

•	Visual inspection of the block grades in plan and section views and comparison with the composite grades

•	“Jack-knifing” (sequentially removing each sample from the data set and estimating its value using the surrounding samples)

•	Comparison of global block grades with global composite grades.

The block grades were observed to honour the local composite grades reasonably well. Remote sections of the zones, informed by composites from only one hole or sometimes even just one composite, tended to be poorly estimated. Often large numbers of these outermost blocks ended up with the same grade, which could tend to bias the global average grade. Additional definition drilling would be required to improve the block grade estimates for these areas. RPA notes that any of these peripheral blocks included in the Mineral Resources were classified as Inferred.

14-23

Cross-validation, or “jack-knifing”, is a process wherein individual samples are sequentially removed from the database and their values interpolated from the surrounding samples. Table 14-9 shows the comparison of the mean grades of the composites compared to the means of the cross-validation estimates. For the most part, there is good agreement, suggesting that the estimates are unbiased. In some cases, particularly for copper, one high composite within a comparatively small data-set caused extreme variations between the original and estimated means. Examples of this can be seen in the copper for domains MHMz, MHSC_g, and HSFW1.

For most domains, the global block grades tended to be reasonably close to the global composite grades, particularly for the better-drilled areas. Table 14-10 shows the comparison between the average composite and block grades for the primary sub-domains within each major zone (i.e. HM, HS, or SR). The sub-domains represent groups of wireframe models that shared composites in the grade interpolations. Within each sub-domain, there are up to ten individual wireframe models which were interpolated using their own composites as well as those in neighbouring zones.

14-24

TABLE 14-9 CROSS-VALIDATION RESULTS
Homestake Ridge Project

		Silver			Gold			Copper
Zone	Original	Estimate	% Diff	Original	Estimate	% Diff	Original	Estimate	% Diff

MHM_tr abgh fw	14.11	13.37	-5.30%	6.15	6.04	-1.70%	0.3311	0.3399	2.70%
									-
MHM_ce	16.11	16.06	-0.30%	8.76	8.86	1.20%	0.2779	0.2412	13.20%
MHM_dfi	11.97	13.02	8.80%	6.82	7.58	11.10%	0.207	0.2669	28.90%
			-						-
MHMz	11.73	8.9	24.10%	4.14	4.22	1.90%	0.0936	0.0554	40.80%
									-
MHSC_abcd	95.8	119.8	25.10%	5.52	6.16	11.70%	0.0239	0.0207	13.20%
MHSC_ef	630.85	630.88	0.00%	1.8	1.66	-7.80%	0.0506	0.0504	-0.30%
						-			-
MHSC_g	142.36	147.86	3.90%	1.83	1.55	15.00%	0.0919	0.0448	51.20%
HSM1	156.59	168.73	7.80%	2.03	2.35	16.10%	0.0156	0.016	2.70%
HSM2bcdh	188.79	189.3	0.30%	4.65	4.8	3.30%	0.0352	0.0352	-0.10%
HSM2efg	112.15	103.44	-7.80%	1.88	1.81	-3.70%	0.0206	0.0246	19.50%
			-
HSM3ac	10.9	8.33	23.50%	3.44	3.4	-0.90%	0.0279	0.0261	-6.60%
HSM3bde	104.58	106.1	1.50%	4.27	4.67	9.40%	0.0172	0.0161	-6.50%
									-
HSFW1	57.42	57.49	0.10%	1.55	1.85	19.80%	0.0106	0.0032	70.00%
						-
HSHW	175.81	193.35	10.00%	0.22	0.12	44.90%	0.0151	0.0169	11.90%
			-			-			-
SR	3.73	2.68	28.10%	11.6	8.72	24.80%	0.0269	0.0238	11.50%

14-25

TABLE 14-10 COMPARISON OF MEAN COMPOSITE AND BLOCK
Homestake Ridge ProjectGRADES

			Comps
	Ag	As	Au	Cu	Sb

MHM	14.00	189.22	7.41	0.290	53.87
MHMZ	11.73	135.58	4.14	0.094	25.76
MHSC	135.64	192.25	4.78	0.035	93.60
MHFW	35.32	75.97	2.48	0.184	222.40

HSM1	156.59	189.71	2.03	0.016	109.59
HSM2	153.20	161.71	3.36	0.028	138.44
HSM3	42.44	91.68	3.71	0.024	56.07
HSHW	175.81	227.03	0.222	0.015	193.05
HSFW	57.42	58.52	1.547	0.011	29.05

SR	3.73	50.62	11.60	0.027	4.58

			Blocks
	Ag	As	Au	Cu	Sb

MHM	11.07	121.48	5.75	0.326	57.13
MHMZ	11.01	122.25	4.05	0.089	21.45
MHSC	130.27	151.18	3.90	0.043	75.57
MHFW	31.39	97.00	2.23	0.208	242.96

HSM1	139.82	177.38	1.81	0.016	96.13
HSM2	139.70	152.41	3.04	0.024	128.76
HSM3	48.88	100.34	2.94	0.030	73.01
HSHW	178.48	228.58	0.244	0.015	201.91
HSFW	68.09	81.87	1.579	0.015	36.74

SR	3.58	50.22	12.70	0.038	4.60

14-26

TABLE 14-10 COMPARISON OF MEAN COMPOSITE AND BLOCK
Homestake Ridge ProjectGRADES

			Percent Difference
	Ag	As	Au	Cu	Sb

MHM	-20.9%	-35.8%	-22.4%	12.5%	6.1%
MHMZ	-6.1%	-9.8%	-2.1%	-4.9%	-16.7%
MHSC	-4.0%	-21.4%	-18.3%	23.1%	-19.3%
MHFW	-11.1%	27.7%	-10.3%	13.2%	9.2%

HSM1	-10.7%	-6.5%	-10.7%	2.6%	-12.3%
HSM2	-8.8%	-5.8%	-9.6%	-15.6%	-7.0%
HSM3	15.2%	9.4%	-20.9%	23.3%	30.2%
HSHW	1.5%	0.7%	9.7%	-0.6%	4.6%
HSFW	18.6%	39.9%	2.1%	41.6%	26.5%

SR	-3.9%	-0.8%	9.5%	41.3%	0.3%

RPA notes that there is an apparent bias in the copper grades in HSFW and SR. This was found in both cases to be due to a single high-grade composite that was influencing the local block grades. Both zones were comparatively low in overall copper grade, and the individual high-grade composites did not have to be very high to have an impact on the global block grades. In RPA’s opinion, these are small zones and the impact of the apparent local biases will be insignificant relative to the overall Mineral Resource estimate.

14.12	Classification

Blocks within 75 m of a composite were provisionally assigned to at least an Inferred status. This distance was derived from the geostatistical analysis for gold conducted for the 2010 estimate. Blocks in HM within 20 m of the nearest composite, and estimated by composites from at least two drillholes, were provisionally upgraded to Indicated. The classifications for the provisional Indicated blocks in each wireframe model were inspected and manually adjusted. Isolated Indicated blocks were downgraded to Inferred. Similarly, small pockets of Inferred blocks contained within larger clusters of Indicated were upgraded to Indicated. This produced reasonably coherent volumes of Indicated Mineral Resources.

14-27

The 20 m radius was also derived from the gold variogram in the 2010 estimate. The major axis of that variogram model reached ¾ of the total sill at a range of 20 m.

The drillhole spacing in the HS and SR is too broad to allow classification of Indicated Mineral Resources, so all blocks were classified as Inferred. There are no Measured Mineral Resources at Homestake Ridge.

In RPA’s opinion, the Mineral Resource estimate is classified in a manner that is consistent with the rules and guidelines in National Instrument 43-101 (NI43-101).

14.13	Cut-off Grade

The cut-off grade was applied by means of a Net Smelter Return (NSR) value derived for each block in the models from the interpolated grades. The NSR value was estimated using the following parameters:

Metal prices:	Silver – US$27.00/oz

Gold – US$1,500/oz

Copper – US$3.50/lb

Mill recoveries:	Silver – 88.0%

Gold – 92.0%

Copper – 87.5%

C$:US$ Exchange Rate:

14-28

The NSR calculation included provisions for treatment charges, refining costs, transportation, and a 2% NSR royalty. Metallurgical recoveries were based on recent test work completed by Homestake. It was assumed that the mill process would comprise conventional grinding, gravity separation, and flotation. Two mill circuits were contemplated, one producing a copper concentrate and the other a bulk concentrate. The copper circuit would treat only copper-rich material, which was defined in the model as anything with a grade of 0.1% Cu or higher. Separate estimates of the NSR for each of the copper and bulk concentrates were derived. Multipliers were derived for estimation of the NSR for each unit (i.e. g/t or %) of metal in the resource blocks. For the copper-rich blocks these multipliers were as follows:

Silver – US$0.6278 per g/t Ag

Gold – US$42.0367 per g/t Au

Copper – US$40.6987 per % Cu

For the copper-poor portion, the multipliers were:

Silver – US$0.5621 per g/t Ag

Gold – US$38.8777 per g/t Au

The NSR value was assigned to the blocks, and a cut-off of US$85/t was used to select blocks to be included in the Mineral Resources. The cost cut-off was derived from preliminary engineering studies conducted by Homestake as well as from RPA’s experience with similar projects.

14-29

14.14	Comparison To Previous Estimates

The last estimate of Mineral Resources for the project was current as of December 31, 2010 and is described in a NI43-101 report dated May 2011 (Rennie, 2011). The 2010 estimate is compared to the updated estimate in Table 14-11.

TABLE 14-11 COMPARISON OF 2010 AND 2012 MINERAL RESOURCE
ESTIMATES

Homestake Ridge Project

2010

Class	Zone	Tonnes	Au	Au	Ag	Ag	Cu	Cu
			(g/t)	(oz)	(g/t)	(oz)	(%)	(lb)

Indicated	HM	888,000	6.69	191,000	47.2	1,350,000	0.15	3,030,000

Inferred	HM	1,140,000	5.02	184,000	50.9	1,870,000	0.25	6,300,000

Inferred	HS	2,920,000	3.69	346,000	123.4	11,600,000	n/a	n/a

				Total 2010

Indicated		888,000	6.69	191,000	47.2	1,350,000	0.15	3,030,000

Inferred		4,060,000	4.06	530,000	103.0	13,470,000	0.07	6,300,000

14-30

TABLE 14-11 COMPARISON OF 2010 AND 2012 MINERAL RESOURCE
ESTIMATES

Homestake Ridge Project

2012

Class	Zone	Tonnes	Au	Au	Ag	Ag	Cu	Cu
			(g/t)	(oz)	(g/t)	(oz)	(%)	(lb)

Indicated	HM	604,000	6.40	124,000	48.3	939,000	0.18	2,410,000
Inferred	HM	2,031,000	5.65	369,000	28.6	1,870,000	0.31	13,860,000
Inferred	HS	4,400,000	2.85	344,000	130.4	18,500,000	0.03	2,190,000
Inferred	SR	332,000	13.04	139,000	3.6	38,800	0.04	284,000

Total 2012

Indicated		604,000	6.40	124,000	48.3	939,000	0.18	2,410,000
Inferred		6,763,000	4.19	852,000	93.6	20,408,800	0.11	16,334,000

			Percent Difference

Class	Zone	Tonnes	Au	Au	Ag	Ag	Cu	Cu
			(g/t)	(oz)	(g/t)	(oz)	(%)	(lb)

Indicated	HM	-32.0%	-4.3%	-35.1%	2.3%	-30.4%	20.0%	-20.5%
Inferred	HM	78.2%	12.5%	100.5%	-43.8%	0.0%	24.0%	120.0%
Inferred	HS	50.7%	-22.8%	-0.6%	5.7%	59.5%	n/a	n/a
Inferred	SR	n/a	n/a	n/a	n/a	n/a	n/a	n/a

				Total

Indicated		-32.0%	-4.3%	-35.1%	2.3%	-30.4%	20.0%	-20.5%
Inferred		66.6%	3.1%	60.8%	-9.2%	51.5%	58.5%	159.3%

14-31

There was a significant increase in the Inferred Mineral Resources, along with a decrease in Indicated Mineral Resources. Overall metal contents have increased in the Inferred category, despite a reduction of silver grade.

The Mineral Resource estimate was influenced by a number of factors, which had fairly wide ranging impacts. These influences are generally contradictory in that some would tend to increase the Mineral Resources and others decrease the Mineral Resources. Some factors would tend to increase grades at the expense of tonnes, while other would have the opposite effect. In RPA’s opinion, it is not possible to isolate one overall factor as being responsible for the changes seen in the estimate. The principal factors which would have resulted in the observed changes to the Mineral Resource estimates were as follows:

•	Additional drilling
•	A change in the cut-off used for construction of the constraining wireframes, from 0.5 g/t AuEq to 2.0 g/t AuEq
•	Difference in cut-off method applied (NSR versus gold equivalence)
•	Higher metal prices

The drillholes and trenches added since the last estimate resulted in the discovery of additional Mineral Resources in all zones, and in the case of SR, an entirely new zone. The SR zones are observed to be significantly higher in gold than HM and HS and this has impacted the global gold content of the Mineral Resources. In some instances, poor results in the new drilling may have resulted in removal of material from the Mineral Resources, however, in RPA’s opinion, the overall impact was to add material.

The change from a 0.5 g/t AuEq cut -off grade to a 2.0 g/t AuEq cut -off grade had a significant effect on the size and shape of the constraining wireframe models. The overall impact would likely have been to reduce the tonnage while increasing the grade. In RPA’s opinion, this appears to have happened at HM, but not at HS. The mineralized zones at HM are structurally more complicated and diffuse than at HS. Consequently, there was likely more low-grade material entrained in the 2010 HM wireframe models which was then excised from the 2012 models.

RPA notes that the revised geological interpretation and wireframe models for HM resulted in a more fragmented aspect to the mineralization. Zones that were previously modelled as single zones were often broken up into small, less continuous zones. This reduction in continuity contributed to a reduction in Indicated Mineral Resources at HM.

14-32

In RPA’s opinion, the change in cut-off methodology from AuEq to NSR may have resulted in the addition of more copper-rich/precious metal-poor material. As described earlier in this report section, different NSR multipliers were applied depending on the copper content of the blocks. This could have had the effect of increasing the relative value of the copper which would have had the overall influence of increasing tonnes at the expense of silver and gold grades. Overall copper grades should then have increased, and this appears to have been the case.

The metal prices used in the updated estimate were $27/oz Ag, $1,500/oz Au and $3.50/lb Cu, compared with $18/oz Ag, $1,050/oz Au, and $3.25/lb Cu used in 2010. The effect of this would have been to increase the tonnage and reduce the grade, as more lower grade material would have reported above the cut-off grade. RPA notes, also, that the NSR cut-off of $85/t applied for the update estimate was roughly equivalent to a 2.5 g/t AuEq cut -off grade, which is lower than the 3.0 g/t AuEq cut -off grade used in the 2010 estimate. This would also have had the effect of increasing tonnes and reducing grades.

14.15	Other Considerations

Mining projects are subject to a variety of influences, risks and constraints that include technical concerns as well as environmental, permitting, legal, title, taxation, socio-economic, marketing, and political issues. The project is at an early stage of development and the studies required to answer these potential concerns have not been completed. RPA is not aware of any issues that may prevent the Project from advancing or would otherwise impact upon the Mineral Resource estimate.

14-33

15	Mineral Reserve Estimate

There are no Mineral Reserves for the Project.

15-1

16	Adjacent Properties

The following information was derived from company websites and management documents posted on www.sedar.com which are referenced in Section 20 of this report.

16.1	Dolly Varden Resources

Located approximately 25 km north of Alice Arm, the Dolly Varden property comprises 9,374 ha and includes two former producing silver mines – the Dolly Varden Mine and the Torbrit Mine. The property is owned by Dolly Varden Silver Corporation (Dolly Varden), which holds surface rights over some of these mineral claims.

The Dolly Varden adjoins the southern boundary of the Homestake Ridge property and is underlain by similar a volcano-sedimentary stratigraphy belonging mostly to the lower and middle Jurassic Hazelton Group. The most prominent mineralized zone on the property is an aerially extensive sheet of chemical sediment mineralization (the “DVT Exhalite”) which extends through most of the major occurrences on the property

Historic production on the property is reported as: 1.5 million ounces Ag at an average grade of 35.7 opt from the Dolly Varden Mine in the early 1920’s; and 18.5 million ounces Ag at an average recovered grade of 13.58 opt from the Torbrit Mine from 1949 to 1959.

Recent exploration on the property by Dolly Varden in the 2011 and 2012 has focused on the Wolf deposit. The Wolf was identified between 1911 and 1914 and has seen several phase of exploration and development work in its history. The most recent work includes: surface mapping and sampling; infrastructure work; inspection of underground workings and the completion of 21 surface diamond drill holes totaling 4,610 m.

The 2011-12 exploration was successful in confirming grades and widths of the historical drilling on the Wolf and extending historical zones of mineralization and supports a syn-genetic model for the mineralized zone. Dolly Varden plans continued work on the property in 2013.

16-1

Homestake is not aware of any NI-43-101-compliant Mineral Resource estimates on the property.

16.2	Kinskuch Property

Homestake optioned the claim group in March 2011. Homestake can earn an 85% interest by making Advanced Minimum Royalty payments totaling $580,000 and spending $3,000,000 in work on the property over a four year period. The remaining 15% interest can be purchased from the Optionor for $2,000,000 and granting a 2% NSR royalty, of which 1% may be purchased for $1,000,000. The vendors are an independent group that staked and previously explored the claims. Subsequently, Homestake let this option lapse and no longer has an interest in the property.

Kinskuch is a large 64,500 ha property located directly east of Homestake Ridge and extends south approximately 30 km to tidewater at the small seasonal community of Alice Arm. The property contains over 37 documented precious- and base-metal mineral occurrences, many of which are hosted in the same rocks as those hosting the Homestake Ridge VMS/vein deposits, in addition to several showings of possible copper and gold porphyry -related mineralization. The property also contains much of the access road to Homestake Ridge and several highly prospective areas that have not been explored with modern technology.

Exploration on the property during the 2011 field season included a 3,821 line-kilometre DIGHEM airborne survey over approximately 60% of the project area, aggressive surface exploration of the main mineralized trends throughout the property, and 856 metres of diamond drilling in four holes.

The airborne data enabled both the mapping and delineation of controlling structures, and identification of anomalous conductivity suggesting locations of sulphide mineralization. Several zones of anomalous conductivity have been identified within key target areas throughout the project area.

16-2

The Illiance River trend was the main focus of the Company’s 2011 and 2012 exploration efforts, which occurs in the airborne survey as both a broad magnetic low (alteration zone) and electro-magnetic high (conductive zone) extending over a five km strike length of strongly altered volcanic stratigraphy. The target in this area is high-grade silver-enriched polymetallic mineralization within a series of structures and VMS horizons occurring along the altered trend. Exposed mineralization is similar to high-grade silver deposits deposits identified at the Dolly Varden mine and at the Homestake Ridge property, located approximately 25km to the northwest in the same host rocks.

Homestake is not aware of any NI-43-101-compliant Mineral Resource estimates on the property.

16.3	Avanti Mining Inc.

Located at the head of Alice Arm, the property is the host of the rehabilitated Kitsault open pit mine. The property is 100% owned by Avanti Kitsault Mine Ltd., a wholly owned subsidiary of Avanti Mining Inc. (Avanti). A 1% NSR is held by Aluminerie Lauralco Inc. which may be purchased for US$10 million within 90 days of the presentation of a Bankable Feasibility Study.

The property contains three known molybdenum deposits, Kitsault, Belly Moly and Roundy Creek, and consists of 8,286 ha of mineral leases and mining claims.

Mineral Resources were estimated at Kitsault in 2009 by Avanti, and audited by SRK, using historic assay data derived from drilling conducted from 1967 to 1982 and drilling from 2008. Earlier in 2008, SRK conducted a Preliminary Economic Assessment which was revised in 2009 and was publically disclosed. In 2010 Avanti released the results of a Feasibility Study on the project prepared by AMEC. This was revised in February 2013.

As part of the Feasibility update undertaken in late 2012, a new mine plan was used to re-estimate mine capital and operating costs. The result of this work yielded a new NI 43-101 compliant resource statement as follows: 129.0 Mt grading. 0.092% Mo classified as Proven and 99.2 Mt grading 0.070% Mo classified as Probable Mineral Reserves. The Reserves are stated above a 0.026% Mo cut -off grade.

16-3

The primary author has been unable to verify the information on Avanti and Dolly Varden properties, and this information is not necessarily indicative of the mineralization on the Homestake Ridge property that is the subject of this Technical Report. The primary author is the Qualified Person as defined by NI 43-101 for the Kinskuch project. Although some styles of mineralization bear similarity to mineralization on the Homestake Ridge property and may be related in the broadest regional sense, there is no inferred or apparent physical connection between mineralization described on the two properties.

FIGURE 16-1 ADJACENT PROPERTIES

16-4

17	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

17-1

18	Interpretation and Conclusions

Homestake has updated the Mineral Resource estimate for the Homestake Ridge Project. The update incorporated the most recent drilling results and geological interpretations of the mineralized zones. Table 18-1 summarizes the estimate of Mineral Resources at an $85/t NSR cut-off.

TABLE 18-1 MINERAL RESOURCES TO DECEMBER 31, 2012

Homestake Ridge Project

Class	Tonnage	Au	Au	Ag	Ag	Cu	Cu
	(Mt)	(g/t)	(Moz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.604	6.4	0.124	48.3	0.939	0.181	2.41
Inferred	6.77	4.19	0.911	93.6	20.4	0.111	16.6

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a Net Smelter Return (NSR) cut-off value of US$85/t.
3.	The NSR cut-off value was generated using an average long-term gold price of US$1,500 per ounce Au, US$27.00 per ounce Ag, and US$3.50 per pound Cu, with an exchange rate of C$1.00=US$1.00.
4.	The NSR cut-off value was calculated as described above in the text of this report.

Homestake draws the following conclusions:

•	The recent diamond drilling, logging, sampling and assaying have been carried out in a manner consistent with industry best practice.
•	The core handling and sample security protocols employed by Homestake are consistent with industry best practice.
•	Homestake applies independent assay QA/QC protocols that are appropriate and consistent with common industry practice.

18-1

•	The assay database for the Homestake Ridge Project is reasonably free of errors and appropriate for use in estimation of Mineral Resources. The samples are representative of the deposit.

•

Based on the results of metallurgical test work completed to date, the expected recoveries from a combined gravity/flotation processing plant would be: 85% – 93% for gold; 75% – 88% for silver; 85% – 90% for copper.

•

The wireframe models constructed for HM have done a reasonably good job of segregating the various zones (domains) within the deposit. The sample statistics show that there are still multiple populations within some of the domains. In RPA’s opinion, this may be due to higher grade zones within the relatively lower grade wireframes. Additional interpretive work may be able to segregate these higher- grade domains, which would result in more robust grade interpolations.

•

An NSR cut-off value of US$85/t was used to select blocks to be included in the Mineral Resources. The NSR cut-off value was derived for each block in the models from the interpolated grades and used provisions for treatment charges, refining costs, transportation and a 2% NSR royalty. The cost cut-off was derived from preliminary engineering evaluations conducted by Homestake as well as from RPA’s experience with similar projects.

•

The updated Mineral Resource estimate returned a significant increase in Inferred Mineral Resources along with a decrease in Indicated Mineral Resources when compared to the previous 2010 Mineral Resource estimate. The current updated Mineral Resource estimate was influence by a number of factors including:

o	the identification of new mineral resources through additional drilling;

o	optimization of the block models to 3D wireframes at 2g/t AuEq cut-offs;

o	the difference in cut-off method applied (NSR versus gold equivalent); and

o	higher metal prices.

18-2

•	There continues to be the potential for discovery of additional Mineral Resources at Homestake Ridge.

18-3

19	Recommendations

Homestake makes the following recommendations:

•	Additional interpretive work should be conducted on the wireframe models to isolate high and low grade portions of the existing zones and segregate them from one another.
•	A Preliminary Economic Assessment should be undertaken to determine if the project is potentially viable.

•	Additional exploration work should be carried out to increase the Mineral Resources for the project.

19.1	Recommended Exploration Work

Homestake geologists are of the opinion that exploration potential exists throughout the property, several areas should be followed up for surface and drill targeting specifically:

•	the belt of Upper Hazelton stratigraphy on the eastern side of the property

•	an Upper Hazelton sedimentary package located on-strike and to the southeast of the presently defined Homestake Silver deposit; and

•	the area on-strike and to the northwest of the presently defined South Reef deposit.

A budget of has been prepared by Homestake comprising of additional surface work and sampling, an additional 6 line-kilometres of ground IP geophysics and 5,000 metres of diamond drilling. Drilling will target lateral northwest and southeast extensions South Reef deposit and several additional targets within the Upper Hazelton stratigraphy throughout the property. The budget is summarized in Table 19-1.

19-1

TABLE 19-1 PROPOSED EXPLORATION BUDGET

Homestake Ridge Project

C$
Personnel	300,000
Project Management and Database	75,000
Geochemical Surveying	100,000
IP Surveys	80,000
Drilling (includes fuel, pads and surveying)	750,000
Transportation (included helicopters and fuel)	545,000
Accommodations and Food	250,000
Miscellaneous (includes road maintenance)	150,000
Equipment Rentals	50,000

Subtotal	2,300,000
Contingency (+10%)	230,000
Total	2,530,000

19-2

20	References

Alldrick, D.A., (1993) Geology and metallogeny of the Stewart Mining Camp, northwestern British Columbia; British Columbia Ministry of Energy Mines and Petroleum Resources Bulletin 85, 105p.

Bryson, A. (2007): Assessment Report on the Homestake Ridge Project, Skeena Mining Division. Report for Bravo Ventures Group Inc., dated 29 October, 2007. Mineral Resource Branch Assessment Report No. 29355.

Climate data retrieved from www.theweathernetwork.com on May 25, 2010.

Bravo Gold Corp. (May 6, 2008). “Bravo Develops Infrastructure And Access At Its 100% Owned Homestake Ridge Property”. Press Release. Retrieved from http://www.bravogoldcorp.com/en/index.php?page=news&newsid=111 May 25, 2010.

Bravo Gold Corp. (March 16, 2010). “Homestake Ridge Project Update”. Press Release. Retrieved from http://www.bravogoldcorp.com/en/index.php?page=news&newsid=179 May 31, 2010.

British Columbia Ministry of Transportation and Infrastructure (May 19, 2010) “Province to Renew 18 km of Nisga’a Highway”. Press Release. Retrieved from http://www2.news.gov.bc.ca/news_releases_2009-2013/2010TRAN0024-000599.htm May 25, 2010.

Dolly Varden Resources (2010): Annual Management Discussion and Analysis, Dated March 1, 2010. Retrieved from www.sedar.com on June 20, 2010.

Dolly Varden Resources (2012): Annual Management Discussion and Analysis, Dated March 4, 2012. Retrieved from www.sedar.com on June 5, 2013.

Evans, G., and Lehtinen, J, (2001): 2001 Geological and Geochemical Report on the Homestake Ridge Property, Skeena Mining Division, British Columbia Lat. 54° 45” Long. 129° 35”, NTS 103P/12E and 13E. Internal company report. Teck Cominco Ltd.

20-1

Evans, G. and Macdonald, R., (2003): Technical Report on the Homestake Ridge Project, Skeena Mining Division, British Columbia, July 4, 2003

Folk, P. (2009): 2008 Exploration Report—Homestake Ridge Project. Skeena Mining Division, British Columbia. Internal report for Bravo Ventures Group Inc., dated 27 March, 2009.

Folk, P., and Makepeace, D. (2007): Report on the Homestake Ridge Project Skeena Mining Division British Columbia. Report for Bravo Ventures Group Inc., dated 11 April, 2007.

Greig, C.J., 1992: Fieldwork in the Oweegee and Snowslide ranges and Kinskuch Lake area, northwestern British Columbia; Geological Survey of Canada, Current Research Paper 92-1A, p. 145-155.

Greig, C.J., Anderson, R.G., Daubeny, P.H., Bull, K.F. and Hinderman, T.K., 1994: Geology of the Cambria Icefield: regional setting for Red Mountain gold deposit, northwestern British Columbia; Geological Survey of Canada, Current Research Paper 1994-A, p. 45-56.

Grove, E.W. (1986): Geology and Mineral Deposits of the Unuk River-Salmon River Anyox Area. British Columbia Ministry of Energy, Mines and Petroleum Resources Bulletin 63, 434 pp.

Kasper, B., and Metcalfe, P. (2004): Summary Report for the Homestake Ridge Project, British Columbia. Report for Bravo Ventures Group Inc., dated 10 December, 2004.

Knight, C., and Macdonald, R. (2010): 2009 Aerotem Airborne Survey Assessment Report on the Homestake Ridge Project. Unpublished Report for Bravo Gold Corp.

Macdonald, R. (2004): 2003 Exploration Summary Report on the Homestake Ridge Project, Skeena Mining Division, British Columbia. Report for Bravo Ventures Group Inc., dated August, 2004.

Melis Engineering Ltd. (2009): Memorandums on metallurgical test work for Homestake Ridge Project.

Rennie, D., Scott, K., McDonough, B., (2010), Technical Report on the Homestake Ridge Project, Stewart, British Columbia, Canada. June 28, 2010.

20-2

Rennie, D; (2011), Technical Report on the Homestake Ridge Project, Kitsault, British Columbia, Canada, NI43-101 Report for Bravo Gold Corp., May 20, 2011, 145 pp.

SRK (2009): Amended NI 43-101 Technical Report, Kitsault Molybdenum Property, British Columbia, Canada. Prepared for Avanti Mining Inc.

20-3

21	Date and Signature Page

This report titled “Technical Report on the Homestake Ridge Project, An Updated Resource Estimate, Kitsault, British Columbia” dated June 7th, 2013, and readdressed on November 15, 2016 was prepared and signed by the following authors:

(Signed and Sealed) “Robert W.J. MacDonald”

Robert MacDonald, P. Geo..

V.P. Exploration, Homestake Resource Corporation

Dated at Vancouver, BC

November 15, 2016

(Signed and Sealed) “David W. Rennie”

David W. Rennie, P.Eng.

Principal Geologist, Roscoe Postle Associates Inc.

Dated at Vancouver, BC

November 15, 2016

21-1

22	Certificate of Qualified person

ROBERT W. J. MACDONALD

I, Robert W.J. Macdonald, MSc., P.Geo., as an author of this report entitled “Technical Report on the Homestake Ridge project, An Updated Resource Estimate, Kitsault, British Columbia” prepared for Homestake Resource Corporation and dated June 7th, 2013 and readdressed on November 15, 2016, do hereby certify that:

1.	As at the effective date of the report, I was the V.P. Exploration with Homestake Resource Corporation of 1199 West Hastings Street, Suite 1100, Vancouver, BC V6E 3T5.

2.

I am a graduate of Memorial University of Newfoundland in 1990 with a Bachelor of Science (Honours) degree in Earth Science. In addition I obtained a Master of Science degree (Earth Science) from the University of British Columbia

3.

I am registered as a Professional Geoscientist in the Province of British Columbia (Registration Number 27,531). I have worked as a geoscientist for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Education background with an emphasis on mineral deposits studies including Volcanogenic Massive Sulphide deposits

•	Previous work history in the evaluation and analyses of gold and base metal deposits

•	Significant experience operating and managing early to mid-stage exploration projects throughout North America in +15 years working for publically traded exploration companies

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the property from August 22 to August 25, 2012, and again on from September 23 to September 27, 2012.

22-1

6.	I am responsible for the overall preparation of the Technical Report and contributed to all sections of the report with the exception of Section 14.

7.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. I receive monetary compensation and have and expect to receive stock options from the Homestake Resource Corp.

8.	I have overseen the exploration and database management of the Homestake Ridge project since 2003.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated November 15, 2016

(Signed and Sealed) “Robert W.J. MacDonald”

Robert MacDonald, P. Geo.

22-2

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report entitled “Technical Report on the Homestake Ridge project, An Updated Resource Estimate, Kitsault, British Columbia” prepared for Homestake Resource Corporation and dated June 7th, 2013 and readdressed on November 15, 2016 , do hereby certify that:

1.	I am an Associate Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Avenue, Toronto, Ontario, M5J 2H7.

2.	I am a graduate of the University of British Columbia in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3.

I am registered as a Professional Engineer in the Province of British Columbia (Registration Number 13,572). I have worked as a geological engineer for a total of 37 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.

•	Mineral Resource estimates and audits on a wide range deposit types in several countries.

•	Pre-Feasibility and Feasibility Study work on several projects.

•	Worked as a Geological Engineer at several mines and exploration projects in a number of countries.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Homestake Ridge property on September 20-21, 2009, and again on October 14, 2010. I did not visit the property for the purpose of this Mineral Resource estimate.

22-3

6.	I am responsible for Section 14, and parts of Sections 1, 18, and 19 of the Technical Report.

7.	I am independent of both the Issuer and Homestake Resource Corporation applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared Mineral Resource estimates for the project in 2010 and 2011.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Section Nos. I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated November 15, 2016

(Signed and Sealed) “David W. Rennie”

David W. Rennie, P.Eng.

23	Appendix 1

MINERAL TITLES

I

TABLE A1-1 MINERAL TENURE

Homestake Ridge Project

		Area
Tenure Number	Tenure Name	(ha)	Owner	Expiry
251427	CAMBRIA 1	100.0000	Homestake Resource Corp.	2020/Jan/31
251428	CAMBRIA 2	75.0000	Homestake Resource Corp.	2020/Jan/31
377241	WK 1	250.0000	Homestake Resource Corp.	2020/Jan/31
377242	WK 2	500.0000	Homestake Resource Corp.	2020/Jan/31
377243	WK 3	400.0000	Homestake Resource Corp.	2020/Jan/31
380949	WK 4	450.0000	Homestake Resource Corp.	2020/Jan/31
380950	WK 5	450.0000	Homestake Resource Corp.	2020/Jan/31
380951	KW 1	25.0000	Homestake Resource Corp.	2020/Jan/31
380952	KW 2	25.0000	Homestake Resource Corp.	2020/Jan/31
380953	KW 3	25.0000	Homestake Resource Corp.	2020/Jan/31
383016	KW 5	25.0000	Homestake Resource Corp.	2020/Jan/31
383017	KW4	25.0000	Homestake Resource Corp.	2020/Jan/31
383037	WK 6	150.0000	Homestake Resource Corp.	2020/Jan/31
383038	WK 7	400.0000	Homestake Resource Corp.	2020/Jan/31
537435	HR	127.4500	Homestake Resource Corp.	2020/Jan/31
537436	HRMARGIN 1	109.2500	Homestake Resource Corp.	2020/Jan/31
537437	HRMARGIN2	54.5990	Homestake Resource Corp.	2020/Jan/31
538791	HOMESTAKE RIDGE 1	18.2090	Homestake Resource Corp.	2020/Jan/31
540533	HOMESTAKE RIDGE 2	18.2035	Homestake Resource Corp.	2020/Jan/31
540540	HOMESTAKE RIDGE 3	18.2074	Homestake Resource Corp.	2020/Jan/31
545945	HOMESTAKE RIDGE 4	18.2036	Homestake Resource Corp.	2020/Jan/31
565708	HOMESTAKE RIDGE 5	36.4169	Homestake Resource Corp.	2020/Jan/31
565709	HOMESTAKE RIDGE 6	18.2055	Homestake Resource Corp.	2020/Jan/31
565710	HOME STAKE 7	18.2036	Homestake Resource Corp.	2020/Jan/31
598667	VANGUARD GOLD	18.2133	Homestake Resource Corp.	2020/Jan/31
598668	VANGUARD EXTENSION	54.6630	Homestake Resource Corp.	2020/Jan/31
1015450	KINSKUCH NW2	1039.18	Homestake Resource Corp.	2013/Dec/22
1015588	HS SOUTH 1	36.44	Homestake Resource Corp.	2013/Dec/31
L3975	Homestake	20.902	Homestake Resource Corp.	N/A
L3976	Homestake No. 1	20.283	Homestake Resource Corp.	N/A
L3977	Homestake No. 2	15.040	Homestake Resource Corp	N/A
L3978	Homestake No. 3	13.962	Homestake Resource Corp	N/A
L3979	Homestake Fraction	0.919	Homestake Resource Corp	N/A
L3980	Homestake No. 1 Fraction	4.702	Homestake Resource Corp	N/A
DL6322	Mill Site Mineral Claim	n/a	Homestake Resource Corp	N/A

II

Appendix 2

MINERAL RESOURCE TABLES

III

Table A31-1 Homestake Main Indicated Mineral Resources By Zone

Homestake Ridge Project

HM - Indicated
Zone	Tonnage	AG	AG_P	AU	AU_P	CU	CU_P	SB	AS	NSR

	(Kt)	(g/t)	(oz Ag)	(g/t)	(oz Au)	(%)	(Mlb)	(ppm)	(ppm)	($US/t)
mhm_tr

mhm_a	94.41	7.4	22,396	8.78	26,662	0.053	0.110	19.0	81.7	363.39

mhm_b

mhm_c	140.76	13.2	59,837	7.42	33,559	0.232	0.720	62.3	406.1	323.51

mhm_d	65.64	13.3	28,014	8.99	18,973	0.110	0.160	50.4	146.2	376.23

mhm_e

mhm_f

mhm_g

mhm_h	96.80	22.3	69,466	4.83	15,039	0.602	1.284	172.9	198.1	241.51

mhm_i

mhmz_a

mhmz_b	39.36	4.7	5,897	3.03	3,829	0.016	0.014	11.0	101.0	120.68

mhmz_c

mhsc_a

mhsc_b	3.27	110.7	11,644	5.10	536	0.004	0.000	29.9	85.7	260.46

mhsc_c	34.05	6.0	6,594	3.76	4,118	0.018	0.014	4.2	29.1	149.62

mhsc_d	103.51	173.3	576,809	6.00	19,981	0.024	0.055	117.5	149.8	331.83

mhsc_e

mhsc_f

mhsc_g	17.93	260.5	150,173	1.54	887	0.024	0.010	170.0	120.6	206.25

mh_fw	8.38	30.6	8,242	2.41	651	0.254	0.047	169.2	96.0	130.44

Total	604	48.35	939,072	6.40	124,237	0.181	2.41	79.3	194.3	294.24

IV

Table A31-2 Homestake Main Inferred Mineral Resources By Zone

Homestake Ridge Project

HM - Inferred
Zone	Tonnage	AG	AG_P	AU	AU_P	CU	CU_P	SB	AS	NSR
	(Kt)	(g/t)	(oz Ag)	(g/t)	(oz Au)	(%)	(Mlb)	(ppm)	(ppm)	($US/t)

mhm_tr	21.60	23.7	16,427	7.78	5,401	0.490	0.233	62.5	346.4	361.76

mhm_a	127.52	13.8	56,571	7.00	28,686	0.097	0.272	14.3	52.2	299.69

mhm_b	62.90	12.9	26,164	2.43	4,918	0.290	0.403	26.2	120.9	121.72

mhm_c	81.67	22.5	59,109	3.96	10,396	0.429	0.772	62.3	356.0	195.00

mhm_d	33.90	10.7	11,660	7.65	8,338	0.080	0.059	24.1	92.3	317.26

mhm_e	427.67	10.1	138,508	8.96	123,261	0.238	2.240	28.8	104.2	380.38

mhm_f	252.31	9.4	76,314	3.96	32,100	0.470	2.615	140.4	84.9	190.18

mhm_g	291.02	6.0	56,343	5.00	46,765	0.413	2.651	16.6	60.3	225.70

mhm_h	329.56	12.4	131,308	5.72	60,622	0.503	3.651	71.4	76.4	265.68

mhm_i	26.00	22.5	18,810	1.52	1,268	0.348	0.199	23.6	41.7	92.07

mhmz_a	30.67	1.5	1,432	4.56	4,501	0.003	0.002	4.2	74.0	178.27

mhmz_b	38.40	14.8	18,330	4.17	5,150	0.148	0.125	41.8	149.4	186.40

mhmz_c	24.49	27.9	21,954	4.99	3,932	0.229	0.124	29.2	180.5	226.14

mhsc_a	4.73	3.3	498	3.86	587	0.004	0.000	8.5	53.4	151.92

mhsc_b	0.78	130.8	3,270	5.65	141	0.003	0.000	29.0	79.1	293.08

mhsc_c	59.21	2.1	4,064	2.29	4,357	0.110	0.143	2.9	13.4	98.45

mhsc_d	102.10	130.6	428,600	6.44	21,137	0.022	0.050	90.9	168.0	323.96

mhsc_e	13.31	475.2	203,387	1.28	547	0.024	0.007	137.2	122.1	317.17

mhsc_f	9.45	772.7	234,802	2.18	664	0.064	0.013	204.0	135.5	541.48

mhsc_g	55.83	186.1	334,049	1.67	2,991	0.095	0.116	112.0	435.2	173.86

mh_fw	37.87	21.5	26,211	2.39	2,912	0.215	0.180	214.6	103.9	121.04

Total	2,031	28.60	1,867,812	5.65	368,675	0.309	13.86	57.9	111.1	260.12

V

Table A31-3 Homestake Silver Inferred Mineral Resources By Zone

Homestake Ridge Project

HS - Inferred
Zone	Tonnage	AG	AG_P	AU	AU_P	CU	CU_P	SB	AS	NSR
	(Kt)	(g/t)	(oz Ag)	(g/t)	(oz Au)	(%)	(Mlb)	(ppm)	(ppm)	($US/t)

HSM1a	795.41	149.9	3,832,733	2.30	58,927	0.016	0.282	99.1	188.4	173.83

HSM1b	32.11	607.1	626,860	1.10	1,140	0.024	0.017	230.9	105.1	384.19

HSM1c	42.53	166.8	228,141	0.01	10	0.008	0.008	78.6	81.7	94.05

HSM2a	702.22	121.7	2,747,513	2.78	62,759	0.025	0.384	78.1	92.9	177.16

HSM2b	691.71	165.1	3,671,390	3.90	86,724	0.033	0.510	204.2	173.5	244.72

HSM2c	176.89	2.8	15,998	3.95	22,452	0.005	0.018	17.2	101.0	155.07

HSM2d	144.22	418.7	1,941,244	5.76	26,726	0.039	0.123	240.9	397.4	475.52

HSM2e	61.28	199.7	393,541	0.33	644	0.009	0.012	127.6	247.3	124.99

HSM2f	22.04	170.3	120,705	1.10	780	0.016	0.008	217.9	145.0	138.55

HSM2g	55.63	263.4	471,159	0.47	849	0.019	0.023	84.6	194.2	166.51

HSM2h	37.74	130.8	158,751	1.26	1,524	0.010	0.009	148.7	392.2	122.38

HSM3a	658.73	16.8	356,072	3.45	73,037	0.032	0.459	83.3	120.1	144.31

HSM3b	367.74	57.8	683,041	2.91	34,456	0.030	0.246	52.8	82.7	146.08

HSM3c	160.64	40.2	207,734	4.64	23,944	0.055	0.193	82.1	93.5	206.24

HSM3d	59.14	434.3	825,735	0.01	10	0.018	0.023	119.9	38.2	244.30

HSFW1	104.70	66.4	223,494	1.92	6,468	0.021	0.048	35.6	47.8	112.02

HSHW1	96.25	210.9	652,496	0.62	1,932	0.017	0.035	282.1	326.3	142.79

HSHW2	37.26	220.7	264,462	0.11	127	0.031	0.025	404.5	226.2	128.19

HSHW3	155.90	207.2	1,038,571	0.12	603	0.014	0.049	64.6	141.8	121.14

Total	4,402	130.43	18,459,639	2.85	344,184	0.025	2.19	112.9	148.8	185.00

VI

Table A31-4 South Reef Inferred Mineral Resources By Zone

Homestake Ridge Project

SR - Inferred
Zone	Tonnage	AG	AG_P	AU	AU_P	CU	CU_P	SB	AS	NSR
	(Kt)	(g/t)	(oz Ag)	(g/t)	(oz Au)	(%)	(Mlb)	(ppm)	(ppm)	($US/t)

SRa	171.85	3.9	21,298	18.41	101,703	0.068	0.259	5.1	40.8	743.70

SRb	160.54	3.4	17,490	7.30	37,688	0.007	0.025	4.1	59.2	285.78

Total	332.38	3.6	38,788	13.04	139,391	0.039	0.284	4.6	49.7	522.53

VII

    Appendix 3

WIREFRAMES AND ROCK CODES

VIII

Table A32-1 Homestake Main

Homestake Project

Zone	Code	Wireframe	Folder	Allow Comps From	SG	Volume	Tonnes

MHM_tr	1000	mhm_trench_1	MHM-1	1000	2.77	6,923.22	19,177

MHM_a	1001	mhm_a_1	MHM-1	1001; 1003	2.76	111,759	308,008

MHM_b	1002	mhm_b_1	MHM-1	1002; 1003	2.79	22,783	63,656

MHM_c	1003	mhm_c_1	MHM-2	1001; 1002; 1003; 1004	2.85	84,939	241,991

MHM_d	1004	mhm_d_1	MHM-3	1004; 1005	2.78	36,275	100,808

MHM_e	1005	mhm_e_1	MHM-2	1004; 1005; 1008	2.78	167,058	464,757

MHM_f	1006	mhm_f_1	MHM-3	1006	2.72	102,331	278,750

MHM_g	1007	mhm_g_1	MHM-1	1007	2.81	122,158	343,142

MHM_h	1008	mhm_h_1	MHM-1	1003; 1005; 1008	2.79	192,997	537,883

MHM_i	1009	mhm_i_1	MHM-3	1009	2.77	9,352	25,905

MHMZ_a	1010	mhmz_a_1	MHMZ-1	1010	2.77	10,984	30,425

MHMZ_b	1011	mhmz_b_1	MHMZ-1	1011	2.70	29,877	80,548

MHMZ_c	1012	mhmz_c_1	MHMZ-1	1012	2.77	8,730	24,181

MHSC_a	1020	mhsc_a_1	MHSC-1	1020	2.69	1,730	4,660

MHSC_b	1021	mhsc_b_1	MHSC-1	1021	2.72	1,562	4,245

MHSC_c	1022	mhsc_c_1	MHSC-1	1022	2.74	49,581	135,605

MHSC_d	1023	mhsc_d_1	MHSC-1	1023; 1024; 1025	2.73	78,864	215,299

MHSC_e	1024	mhsc_e_1	MHSC-2	1024; 1026	2.79	4,735	13,191

MHSC_f	1025	mhsc_f_1	MHSC-2	1025	2.79	3,375	9,422

MHSC_g	1026	mhsc_g_1	MHSC-3	1024; 1026	2.77	34,098	94,450

MHFW	1030	mhfw_1	MHM-1	1030	2.77	18,438	51,073

IX

Table A32-2 Homestake Silver

Homestake Project

Zone	Code	Wireframe	Folder	Allow Comps From	SG	Volume	Tonnes

HSM1a	2015	hsm1_a_1	HSM1	2015	2.84	392,735	1,115,366

HSM1b	2025	hsm1_b_1	HSM1	2025	2.84	11,594	32,927

HSM1c	2035	hsm1_c_1	HSM1	2035	2.84	14,917	42,365

HSM2a	2016	hsm2_a_1	HSM2-2	2016; 2036	2.80	349,631	978,967

HSM2b	2026	hsm2_b_1	HSM2-1	2026; 2036	2.77	255,605	708,026

HSM2c	2036	hsm2_c_1	HSM2-1	2016; 2026; 2036	2.66	71,709	190,745

HSM2d	2046	hsm2_d_1	HSM2-1	2046	2.76	52,353	144,495

HSM2e	2056	hsm2_e_1	HSM2-2	2056; 2066	2.73	32,390	88,424

HSM2f	2066	hsm2_f_1	HSM2-2	2056; 2066	2.73	7,930	21,649

HSM2g	2076	hsm2_g_1	HSM2-2	2076	2.73	20,196	55,136

HSM2h	2086	hsm2_h_1	HSM2-1	2086	2.73	13,958	38,105

HSM3a	2017	hsm3_a_1	HSM3-1	2017; 2027; 2037	2.70	318,697	860,482

HSM3b	2027	hsm3_b_1	HSM3-2	2017; 2027	2.70	150,506	406,367

HSM3c	2037	hsm3_c_1	HSM3-1	2017; 2037	2.70	59,504	160,660

HSM3d	2047	hsm3_d_1	HSM3-2	2047	2.70	21,901	59,133

HSM3e	2057	hsm3_e_1	HSM3-2	2057	2.70	13,949	37,661

HSFW1	2001	hsfw1	HSFW1	2001	2.71	62,257	168,716

HSHW1	2014	hshw1_1	HSHW	2014	2.85	62,548	178,263

HSHW2	2024	hshw2_1	HSHW	2024	2.85	27,104	77,248

HSHW3	2034	hshw3_1	HSHW	2034	2.85	63,298	180,399

X

Table A32-3 South Reef

Homestake Project

Zone	Code	Wireframe	Folder	Allow Comps From	SG	Volume	Tonnes

SRa	3001	sra_1	SR	3001	2.75	65,911	181,255

SRb	3002	srb_1	SR	3002	2.75	81,528	224,203

XI

     Appendix 4

SAMPLE STATISTICS, HISTOGRAMS AND PROBABILITY PLOTS

XII

FIGURE 34-1 HOMESTAKE MAIN SAMPLES

XIII

FIGURE 34-2 HOMESTAKE SILVER SAMPLES

XIV

FIGURE 34-3 SOUTH REEF SAMPLES

23-XV

       Appendix 5

COMPOSITE STATISTICS, HISTOGRAMS AND PROBABILITY PLOTS

XVI

FIGURE 35-1 HOMESTAKE MAIN COMPOSITES

XVII

FIGURE 35-2 HOMESTAKE SILVER COMPOSITES

XVIII

      Appendix 6

CROSS SECTIONS

XIX

FIGURE 36-1 HM SECTION 2550SZ

-100 E
0 E
100 E
200 E
300 E
400 E
1200 m
1100 m
1000 m
900 m
800 m
700 m
600 m
MHSC_g
MHSC_d
MHSC_e
MHSC_f
MHM_h
MHM_i
MHM_g
MHM_f

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE MAIN SECTION

2550SZ

MAY 2013

XX

FIGURE 36-2 HM SECTION 2650SZ

-100 E
0 E
100 E
200 E
300 E
400 E
1200 m
1100 m
1000 m
900 m
800 m
700 m
600 m
MHM_c
MHM_d
MHSC_c
MHM_g
MHM_e
MHM_f

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE MAIN SECTION

2650SZ

MAY 2013

XXI

FIGURE 36-3 HS SECTION 1600SZ

-100 E
0 E
100 E
200 E
300 E
400 E
900 m
800 m
700 m
600 m
500 m
400 m
300 m
HSHW2
HSHW1
HSM1_a
HSM3_b
HSM2_d
HSFW1
HSM3_c
HSM3_a
HSM2_b
HSM2_a

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE SILVER SECTION

1600SZ

MAY 2013

XXII

FIGURE 36-4 HS SECTION 1800SZ

-100 E
0 E
100 E
200 E
300 E
400 E
900 m
800 m
700 m
600 m
500 m
400 m
300 m
HSM1_a
HSM2_b
HSM2_e
HSM2_c
HSM2_a
HSFW1
HSM2_c
HSM3_a

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE SILVER SECTION

1800SZ

MAY 2013

XXIII

FIGURE 36-5 SR SECTION 1000SZ

-900 E
-800 E
-700 E
-600 E
-500 E
1300 m
1200 m
1100 m
1000 m
900 m
800 m
SR_b
SR_a

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

SOUTH REEF SECTION

1000SZ

Vertical Section 1000SZ

MAY 2013

XXIV

     Appendix 7

LEVEL PLANS

XXV

FIGURE 37-1 HM 850 METRE LEVEL

482700 E
482800 E
482900 E
483000 E
483100 E
6179600 N
6179500 N
6179400 N
6179300 N
6179200 N
MHM_a
MHSC_d
MHMZ_b
MHM_d
MHM_c
MHFW1
MHM_h

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE MAIN

Planview 850M

MAY 2013

XXVI

FIGURE 37-2 HM 900 METRE LEVEL

462700 E
462800 E
462900 E
463000 E
463100 E
6179700 N
6179600 N
6179500 N
6179400 N
6179300 N
6179200 N
MHSC_a
MHM_b
MHMZ_b
MHSC_d
MHM_c
MHMZ_c
MHSC_e
MHSC_f
MHFW1
MHM_h

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE MAIN

Planview 900M

MAY 2013

XXVII

FIGURE 37-3 HM 950 METRE LEVEL

462700 E
462800 E
462900 E
463000 E
463100 E
6179700 N
6179600 N
6179500 N
6179400 N
6179300 N
6179200 N
MHM_b
MHSC_d
MHMZ_b
MHMZ_c
MHM_c
MHSC_d
MHM_h
MHSC_g
MHFW1

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE MAIN

Planview 950M

MAY 2013

XXVIII

FIGURE 37-4 HS 650 METRE LEVEL

463200 E
463300 E
463400 E
463500 E
463600 E
463700 E
463800 E
463900 E
464000 E
6179200 N
6179100 N
6179000 N
6178900 N
6178800 N
6178700 N
6178600 N
6178500 N
6178400 N
6178300 N
6178200 N
HSM2_a
HSM2_b
HSM1_a
HSHW3
HSM3_b
HSFW1
HSM2_d
HSM3_d

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE SILVER

Planview 650M

MAY 2013

XXIX

FIGURE 37-5 HS 750 METRE LEVEL

463200 E
463300 E
463400 E
463500 E
463600 E
463700 E
463800 E
463900 E
464000 E
6179300 N
6179200 N
6179100 N
6179000 N
6178900 N
6178800 N
6178700 N
6178600 N
6178500 N
6178400 N
6178300 N
6178200 N
HSHW3
HSM2_a
HSM1_a
HSM1_b
HSHW2
HSHW1
HSM1_a
FAULT
FAULT

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

HOMESTAKE SILVER

Planview 750M

MAY 2013

XXX

FIGURE 37-6 SR 900 METRE LEVEL

463200 E
463300 E
463400 E
463500 E
463600 E
6178000 N
6177900 N
6177800 N
6177700 N
6177600 N
6177500 N
SRB
SRA

HOMESTAKE RESOURCES CORP.

HOMESTAKE RIDGE PROJECT

SOUTH REEF

Planview 900M

MAY 2013

XXXI